Confidentially submitted to the Securities and Exchange Commission on March 8, 2024.

This draft registration statement has not been publicly filed with the U.S. Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

Amendment No. 1 to

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PYRO AI INC.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	7372	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 901, 9thth Floor, Capital Centre

151 Gloucester Road

Wan Chai, Hong Kong

+(852) 3622 3410

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800-221-0102]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Tel.: +852-3923-1111	Vincent A. Vietti, Esq. Patrick J. Pazderka, Esq. Fox Rothschild LLP Princeton Pike Corporate Center 997 Lenox Drive Lawrenceville, NJ 08648-2311 Tel: (609) 896-3600

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement. If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION DATED MARCH 8, 2024

PYRO AI INC.

[    ]ORDINARY SHARES

This is an initial public offering of the ordinary shares, par value US$0.001 per share (“Shares” or “Ordinary Shares”) of Pyro AI Inc. (“Pyro Cayman”). We are offering [  ]Shares of Pyro Cayman on a firm commitment basis. No public market currently exists for our Shares. The initial public offering price is expected to be between $[   ]and $[   ]per Share. We have applied to list our Shares on the Nasdaq Capital Market under the symbol “[   ]”. At this time, Nasdaq Capital Market has not yet approved our application to list our Shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this offering will be closed and our Shares will be trading on the Nasdaq Capital Market.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because our Controlling Shareholder, K Family Inc., of which Mr. Wu Kin Chung, our Chief Executive Officer, is the sole director and the sole beneficial owner, will own [    ]% of our total issued and outstanding Shares, representing [    ]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option.

We are not a Hong Kong operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating subsidiary in Hong Kong, Pyro Entertainment Limited, or Pyro HK. This is an offering of the Shares of Pyro Cayman, the holding company in the Cayman Islands, instead of the shares of Pyro HK. References to the “Company”, “we”, “us”, and “our” in the prospectus are to Pyro Cayman, the Cayman Islands entity that will issue the Shares being offered. References to “Pyro HK” are to the Hong Kong entity operating the business and generating all revenue and profit stated in the consolidated financial statements of the Company included elsewhere in this prospectus. The Company owns 100% of Pyro HK. Investors in our Shares should be aware that they may never hold equity interests in the Hong Kong operating company directly. Investors are purchasing equity solely in Pyro Cayman, our Cayman Islands holding company, which directly owns equity interests in the Hong Kong operating company. Because of our corporate structure, we as well as our investors are subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including the China Securities Regulatory Commission (“CSRC”), if we fail to comply with their rules and regulations. PRC regulatory authorities could disallow our operating structure in the future, and this would likely result in a material change in our operations in China and/or the value of our Shares, which could cause the value of such securities to significantly decline or become worthless. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure.

There are legal and operational risks associated with being based in and having the majority of our operations in Hong Kong. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene or influence our operations at any time. Such government actions could result in a material change in our operations and/or the value of the securities we are registering for sale; could significantly limit or completely hinder our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless.

The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a VIE structure. Further, currently, based on our understanding of the PRC laws and regulations, Pyro HK may provide customers with non-sensitive information when using our products. As at the date of this prospectus, based on our understanding, all the games developed by the Group are neither sold nor allowed to be published on the network platform in mainland China. As such, we believe that the users do not include natural persons in mainland China, but because the information of the above natural persons is not collected/stored/used/processed by us, therefore, we cannot confirm that these users may include natural persons in mainland China. In the future, if we meet specific circumstances such as providing products or services to natural persons in mainland China, and collect, store and process personal information of natural persons in mainland China, it will be governed by the Personal Information Protection Law of the PRC, which does not exclude the need to comply with it and other relevant provisions. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Shares to significantly decline or be worthless.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by extending the aforementioned inspection period to from two to three consecutive years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA Act. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor, Onestop Assurance PAC, is headquartered in Singapore and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, with the last inspection occurring in July 2023. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Our auditor, Onestop Assurance PAC, has no auditor’s work papers in China as of the date of this prospectus. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Recent joint statement by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB” for further information.

We conduct substantially all of our operations in Hong Kong through our Hong Kong subsidiary, Pyro HK. Accordingly, substantially all our cash and assets are denominated in Hong Kong Dollars. Pyro HK is our sole operating subsidiary located in Hong Kong. As of the date of this prospectus, Pyro Cayman and its subsidiary Pyro HK have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See “Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our HK subsidiary” on page 23, “Dividend Policy”, “Summary Consolidated Financial Data”, and “Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm” for further details.

Cash is transferred through our organization in the following manner: (i) funds are transferred to Pyro HK, our Hong Kong operating entity, directly from Pyro Cayman in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Pyro HK to Pyro Cayman. During the fiscal years ended June 30, 2023 and 2022, the only transfer of assets among Pyro Cayman and Pyro HK consisted of cash. We have not paid any dividends on our Shares to date and we do not expect to pay dividends on our Shares in the foreseeable future. We intend to retain all available funds and future earnings, if any, for operation and business development and do not anticipate declaring or paying any dividends in the foreseeable future. See “Prospectus Summary – Transfers of Cash through our Organization”

As we are a holding company, our ability to make dividend payments, if any, would be contingent upon our receipt of funds from our Hong Kong operating subsidiary Pyro HK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Ordinary Shares involves risks. See “Risk Factors” beginning on page 18.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Prime Number Capital LLC, the representative of the underwriters. Refer to “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriter a 45-day option to purchase up to an additional [     ] ordinary shares at the public offering price, less the discount, to cover any over-allotments.

The underwriter expects to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about [       ], 2024.

The date of this prospectus is [    ], 2024.

Through and including           2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person, including any underwriter, to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our Shares means that information contained in this prospectus is correct after the date of this prospectus.

i

You may lose all of your investment in our Shares. If you are uncertain as to our business and operations or you are not prepared to lose all of your investment in our Shares, we strongly urge you not to purchase any of our Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Shares as further detailed in this prospectus.

We do not recommend that you purchase our Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the mobile and online gaming industry, and have received independent professional advice.

Market and Industry Data

This prospectus includes statistics, other data and descriptive information relating to markets, market sizes, and other industry data pertaining to our business that we have obtained from the Frost & Sullivan Report, industry publications and surveys, government publications and other information available to us. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Market data and statistics are inherently predictive and speculative and are not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents, including judgments about what types of products and transactions should be included in the relevant market. In addition, the value of comparisons of statistics for different markets is limited by many factors, including that (i) the markets are defined differently, (ii) the underlying information was gathered by different methods, and (iii) different assumptions were applied in compiling the data. Accordingly, the market statistics included in this prospectus should be viewed with caution. We believe that information from these industry publications included in this prospectus is reliable.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Other Pertinent Information

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“$” OR “US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“Apple” refers to Apple Inc (Nasdaq: AAPL);

●	“CAGR” refers to compound average growth rate;

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong;

●	“Controlling Shareholder” refers to K Family Inc., of which Mr. Wu Kin Chung is the sole director and the sole beneficial owner, the beneficial owner of 88% of the Company’s Shares prior to the consummation of this offering. See “Management” and “Principal Shareholders” for more information;

●	“Frost & Sullivan” means Frost & Sullivan Limited, an independent third party research and business consulting firm.

ii

●	“gameplayers” or “game players” refers to the end users who are playing on our mobile or online games;

●	“Google” refers to Google LLC (Nasdaq: GOOGL, GOOG);

●	“HKD” or “HK Dollar” refers to the legal currency of Hong Kong;

●	“Hong Kong laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in Hong Kong;

●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Pyro HK” refers to Pyro Entertainment Limited (formerly named as Titans Entertainment Limited), our Hong Kong subsidiary;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“shares”, “Shares”, or “Ordinary Shares” refer to the ordinary shares of Pyro Cayman, par value of US$0.001 per share; and

●	“we”, “us”, “Group” , the “Company”, or “Pyro Cayman” in this prospectus refers to Pyro AI Inc., a Cayman Islands company and its subsidiaries, unless the context otherwise indicates.

Pyro Cayman is a holding company with operations primarily conducted in Hong Kong through its operating Hong Kong subsidiary, Pyro HK. Pyro HK’s reporting currency is HKD. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated at the noon buying rate of US$1 = HKD7.8363, representing the index rate stipulated by the federal reserve as of June 30, 2023. No representation is made that the HKD amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Throughout this prospectus, we provide a number of key performance metrics used by our management to manage our business. Our key performance metrics include the following:

● “Daily Active Users” or “DAUs” refers to the number of individuals who played one of the Company’s games during a particular day;

● “Monthly Active Users” or “MAUs” refers to the number of individuals who played a particular game in the 30-day period ending with the measurement date;

● “Monthly Paying Users” or “MPUs” refers to the number of individuals who made a purchase of a virtual item at least once on a particular platform in the 30-day period ending with the measurement date;

● “Monthly Payer Conversion” refers to the total number of MPUs, divided by the number of MAUs;

● “Average Monthly Paying Users” or “AMPU” refers to the average number of individuals who made a purchase of a virtual item at least once on a particular platform during the period;

● “Average Revenue Per User” or “ARPU” refers to the revenue generated from in-game purchases in each period, divided by the number of months in that period, divided by the average number of MAUs during the period; and

● “Average Revenue Per Paying User” or “ARPPU” refers to the revenue generated from in-game purchases in each period, divided by the number of months in that period, divided by the average number of MPUs during the period;

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information you should consider before making your investment decision. Before investing in our Shares, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Unless the context otherwise requires, all references to “Pyro Cayman”, “we”, “us”, “our”, the “Company” and similar designations refer to Pyro AI Inc., a Cayman Islands company, and its wholly-owned subsidiary.

Our Mission Statement

We are a mobile and online game development company based in Hong Kong. Mobile gaming has been our calling since our inception in 2021. Our mission is to push the boundaries of interactive gaming entertainment by consistently delivering a groundbreaking and immersive gaming experience. We strive to be at the forefront of innovations, creating and developing games that captivate, inspire and connect gameplayers across the globe. We are dedicated to leveraging cutting-edge technologies, cultivating a culture of creativity and fostering a dynamic and inclusive environment.

Overview

Headquartered in Hong Kong, we are engaged in the development of mobile and online games, including game design, programming and graphics and distribute our own mobile and online games on various platforms. We leverage on (i) the talents with innovative, creative and technical capabilities of the Hong Kong gaming industry community and (ii) the multicultural environment and diversified interests of mobile and online game players in Hong Kong, and strive to produce and market a wider range of attractive, immersive and interesting mobile and online game genres to global gameplayers.

Our core product offerings are:

●	Own Games Development. We develop, market and distribute our own mobile and online games;

●	Licensing of Third Party Games. We license the rights to mobile and online games from other game developers for the purposes of localization, marketing and publishing; and

●	Software game development services. We provide mobile and online gaming related software game development services to our customers.

In addition, we are developing a multi-functional mobile and online gaming platform on which our games as well as games from other gaming companies can be published online and on mobile devices. The platform will also comprise social media chatting, live streaming, advertising and e-commerce functions to enhance its attractiveness and “stickiness” to users.

As at June 30, 2023, the Company has 78 experienced employees working as producers, game designers, artists, game engine developers and marketing staff, and we are one of the few game development companies in Hong Kong that has a direct labor force of over 50 employees with game development skills.

Our Products and Services

Own Games Development:

We develop new mobile and online games, which we distribute to various regions via various third-party gaming platforms for gameplayers to download and play. Our games are as follows: (i) Abyss; (ii) M2; (iii) Mythicland, (iv) Solitaire; (v) Mascot Whoops; and (vi) Three Kingdoms Warring.

1

Licensing of Third Party Games:

The Company licenses exclusive or non-exclusive rights from third party game developers of mobile games to operate their games in designated geographic regions via various platforms for gameplayers to download and play the games. We will modify these games so as to localize their contents (including the playable character inside the game) before launching in the designated regions for our licensors. The licensed games are as follows: (i) Barcode Footballer; (ii) Pride; and (iii) other casual games.

Software Game Development Services:

The Company also provides game designs and other related software game development services to its customers on a contract basis. For the fiscal years ended June 30, 2023 and 2022, the Company rendered game design and other related software game development services to two of its customers, a renowned online game and educational company and a game development and publishing company, respectively.

Development of our Own Company Gaming Platform:

The Company is currently developing a mobile and online games hosting, social media chatting, live streaming, advertising and e-commerce Platform (the “Company Platform”), which in the future would allow us to launch our own developed games on the Company Platform in addition to using third party platforms as per current practice.

Our Competitive Strengths

One of the Largest Game Production Companies in Hong Kong:

We are one the of the largest game production companies in Hong Kong, with an aggregate of 78 personnel as at June 30, 2023. According to Frost & Sullivan, we are ranked within top five with respect to the number of game developers in game development companies in Hong Kong in 2023.

Strong Production and Content Creative Capabilities with Fast Growing User Base:

We maintain a strong production and development team which enables us to quickly and efficiently develop our own original mobile and online games. Our own developed game, namely Abyss achieved 440,232 downloads in 2 months with gross revenue exceeding $0.6 million (HKD4.6 million) during the fiscal year ended June 30, 2023.

Experienced Management Team and High Quality Staff:

The Company employs a team of high quality and versatile staff with diversified game production experience.

Strong Research and Development Capabilities:

We are one of the leading companies in the online and mobile gaming industry in Hong Kong due to our strong research and development capabilities. We have developed a proprietary “multiplayer server” program (the “Game Server”) without adopting or relying on any third-party software. Our Abyss game, which is a roguelike ARPG game that utilizes this Game Server to enhance our gameplayers’ experiences.

Our Business Strategies and Future Plans

Launch of the Company Platform:

We target to complete and plan to launch the Company Platform tentatively in the first quarter of 2025, and we are able to offer high quality games and an interactive social media, both from us and from other gaming companies, to gameplayers.

2

Development of New Games:

We are on track to launch at least four new games developed by us in 2024. We will continue to enrich our high-quality game portfolio and content offerings.

Add to our Licensed Games Portfolio:

We will seek to add to our product portfolio from third party licensed games, primarily games produced in Japan, which we will distribute in other Asia pacific regions to enrich the Company’s game portfolio and increase our revenue stream. We are on the track to launch a licensed game “Pride” in the first quarter of 2024.

Continue to Expand our Gameplayer Base and Improve Gameplayer Stickiness:

We will continue our marketing and promotion efforts to increase the number of new gameplayers and retain existing gameplayers at the same time. Efficient traffic acquisitions, data analytics of gameplayers group and monetization can provide more useful insights to us to take effective actions to expand our gameplayer base and improve gameplayer stickiness.

Geographic Footprint, Strategic Alliance and Industry Collaboration:

We will seek to create alliances with other gaming companies within the Asia-Pacific Region, so as to create new opportunities and also to promote the Company in new markets. We also will dedicate more resources in strategically advantageous regions that could generate more revenue for the Company.

Corporate History and Structure

We are not a Hong Kong or a mainland China operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating company in Hong Kong, Pyro HK. This is an offering of the Shares of Pyro AI Inc., the holding company in the Cayman Islands, instead of the shares of Pyro HK.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

3

The following diagram illustrates our corporate and shareholding structure as of the date of this prospectus and after giving effect to this offering:

For more details, see “Corporate History and Structure”.

Permission Required From Hong Kong and Chinese Authorities

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the pertinent current Hong Kong laws as of the date of this prospectus, the Company and its subsidiary, Pyro HK are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiary or denied by any relevant authorities. As of the date of this prospectus, Pyro HK has received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to its business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on our management’s internal assessment and on the opinion of our PRC counsel, Guangdong Wesley Law Firm, the Company and its subsidiary currently have no operations in the mainland China, our management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that Pyro HK is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required, or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

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In the event that we become subject to PRC laws or to the jurisdiction of Chinese authorities, we may incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, or no longer be permitted to continue our current business operations.

Transfers of Cash through our Organization

We conduct substantially all of our operations in Hong Kong through our Hong Kong subsidiary, Pyro HK. Accordingly, substantially all our cash and assets are denominated in Hong Kong Dollars. Pyro HK is our sole operating subsidiary located in Hong Kong. As of the date of this prospectus, Pyro Cayman and its subsidiary Pyro HK have not experienced any difficulties or limitations on their ability to transfer cash between each other; they do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. See “Risk Factors — We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our HK subsidiary” on page 23, “Dividend Policy”, “Summary Consolidated Financial Data”, and “Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm” for further details.

Cash is transferred through our organization in the following manner: (i) funds are transferred to Pyro HK, our Hong Kong operating entity, directly from Pyro Cayman in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by Pyro HK to Pyro Cayman. During the fiscal years ended June 30, 2023 and 2022, the only transfer of assets among Pyro Cayman and Pyro HK consisted of cash. Material intra-group cash transfers for the fiscal years ended June 30, 2023 and 2022 are set forth below:

From	To	Year ended June 30, 2023	Purpose of transfer	Year ended June 30, 2022	Purpose of transfer
Pyro Cayman	Pyro HK	-	-	-	-
Pyro HK	Pyro Cayman	-	-	-	-

We had not declared or paid any dividends or made any transfers of assets among us or our operating subsidiary. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

We are permitted under the laws of the Cayman Islands to provide funding to our operating subsidiary through loans and/or capital contributions without restriction on the amount of the funds loaned or contributed.

Cayman Islands. Subject to Hong Kong law, the Companies Act and our Memorandum and Articles of Association, under Cayman Islands law, our Company in general meeting may declare dividends in any currency, but no dividends shall be declared in excess of the amount recommended by our board of directors. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the memorandum and articles of association of an exempted company incorporated in the Cayman Islands, an exempted company incorporated in the Cayman Islands may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

Hong Kong. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and our subsidiaries to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

For more information, see “Dividend Policy,” “Risk Factors” and “Summary Financial Data” and “Consolidated Statements of Changes in Shareholders’ Equity” for the fiscal years ended June 30, 2023 and 2022 contained in this prospectus.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and the Cayman Islands experts named in this prospectus, many of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.

Conyers Dill & Pearman (“Conyers”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Conyers has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the Foreign Courts against the Company based upon the Documents expressed to be governed by the Foreign Laws under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons. The nationality and residence of our directors and executive officers is as follows:

Name	Position	Nationality	Residence
Wu Kin Chung	Chairperson of the Board of Directors, Director and Chief Executive Officer	Chinese	Hong Kong
Lam Kin Fai	Director and Chief Operating Officer	Chinese	Hong Kong
Man Siu Hin	Chief Financial Officer	Chinese	Hong Kong
Yau Hiu Tung	Chief Technology Officer	Chinese	Hong Kong
Yu Jianjun	Independent Director	Chinese	Hong Kong
Ng Yuen Lam	Independent Director	Chinese	Hong Kong
Chen Mingzhu	Independent Director	Chinese	Hong Kong

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All of our directors and officers reside outside the United States in Hong Kong. We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

It is also uncertain whether, in the future, the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially similar to those of the Chinese government.

SUMMARY OF RISK FACTORS

Investing in our Shares involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Shares. If any of these risks actually occurs, our business, financial condition, or results of operations could be materially and adversely affected. In such case, the trading price of our Shares would likely decline, their liquidity could drop significantly and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Related to Doing Business in China

Our operations are currently substantially based in Hong Kong, a Special Administrative Region of China. Although Hong Kong has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Therefore, the legal and operational risks that apply to operating in China also apply to our operations in Hong Kong. See “Risk Factors — Risks Related to Doing Business in China” beginning on page 18 for a more detailed discussion of the risks involved. These risks include but are not limited to, the following:

●	Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale. See more detailed discussion of this risk factor on page 18 of this prospectus.

●	The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. See more detailed discussion of this risk factor on page 19 of this prospectus.

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●	Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or involves or constitutes a foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. See more detailed discussion of this risk factor on page 19 of this prospectus.

●	Recent joint statements by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. See more detailed discussion of this risk factor on page 20 of this prospectus.

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering. See more detailed discussion of this risk factor on page 21 of this prospectus.

●	You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on foreign laws. See more detailed discussion of this risk factor on page 23 of this prospectus.

●	We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary; and there can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends See more detailed discussion of this risk factor on page 23 of this prospectus.

●	Our results of operations may be materially and adversely affected by a downturn in China or the global economy, and/or changes in the economic and political policies of the PRC. See more detailed discussion of this risk factor on page 24 of this prospectus.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation in China. See more detailed discussion of this risk factor on page 24 of this prospectus.

●	We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future. See more detailed discussion of this risk factor on page 25 of this prospectus.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China. See more detailed discussion of this risk factor on page 25 of this prospectus.

●	Changes in PRC political, economic and governmental policies may have an adverse impact on our business. See more detailed discussion of this risk factor on page 25 of this prospectus.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from remitting the proceeds of this offering into Hong Kong through loans or additional capital contributions to our Hong Kong subsidiary, thereby diminishing our ability to fund and expand our business. See more detailed discussion of this risk factor on page 26 of this prospectus.

●	If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders. See more detailed discussion of this risk factor on page 26 of this prospectus.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. See more detailed discussion of this risk factor on page 27 of this prospectus.

●	The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See more detailed discussion of this risk factor on page 28 of this prospectus.

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Risks Related to Our Business

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. These risks include, but are not limited to, the following:

●	Our new games may not be commercially successful and we may not be able to attract new gameplayers.

●	We may fail to maintain and grow our gameplayer base or keep our gameplayers engaged through popular games.

●	We may fail to monetize our gameplayers effectively.

●	We may incur net losses and net operating cash outflows in the future.

●	We historically derived a substantial percentage of our gross revenue from a small number of popular games and a small group of high-spending gameplayers.

●	We may not be able to develop successful new games.

●	We may not be successful in licensing intellectual property and games, and may not be successful in generating significant revenue in the future.

●	We rely on cooperation with third parties to apply for game approvals from regulatory authorities in mainland China.

●	We may not be able to obtain approval from relevant authorities in the future when introducing mobile and online games and our planned mobile and online games hosting and social media platform in mainland China in the future.

●	The laws and regulations regulating mobile and online games in Hong Kong continue to evolve and change, which may make it difficult for us to obtain or maintain all applicable permits and approvals.

●	Operations in international markets may subject us to additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

●	If our planned mobile and online games hosting and social media platform fails to take off, maintain and grow its popularity and user base, our business and results of operations may be adversely affected.

●	We are a young company with a short operating history, our historical performance may not be indicative of our future performance.

●	Any loss or deterioration of our relationship with publishing channels may result in the loss of gameplayers and revenues.

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●	Our business is subject to risks related to third-party payment processing channels.

●	We may face increasing competition.

●	Our new games may attract gameplayers away from our existing games.

●	Failure to maintain effective gameplayer service could harm our reputation or decrease market acceptance of our games.

●	Violations of our game policies, such as sales and purchases of virtual items used in our games through unauthorized third parties, may impede our revenue growth.

●	We may not be successful in effectively promoting our brands, and any negative publicity may harm our brands and the specific games we publish.

●	Third parties may claim that we have infringed their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

●	We may be unable to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data may harm our reputation and business.

●	Any failure or significant interruption in our technology infrastructure could impact its operations and harm our business.

●	Undetected flaws in our games could harm our reputation or decrease market acceptance of our games.

●	Any failure or weakness in data analysis or our ability to collect and use data may materially and adversely affect our ability to develop and implement appropriate business strategies, monetize our games and generate revenues.

●	Changes to digital platforms’ rules, including those relating to “loot boxes,” or the potential adoption of regulations or legislation impacting loot boxes, could require us to make changes to some of our games’ economies or design, which could negatively impact the monetization of these games, thereby reducing our revenues.

●	The growth of our business may be adversely affected due to breaches of our security measures and unintended disclosures of our intellectual property or our gameplayer data.

●	Our success depends on the continuing and collaborative efforts of our management team and other key personnel.

●	We are involved in litigation from time to time and, as a result, we could incur substantial judgments, fines, legal fees or other costs.

●	Our capitalized software development costs may be subject to impairment.

●	We are subject to credit risk in respect of our trade receivables.

●	Our results of operations are subject to seasonal fluctuations due to seasonality.

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●	We track certain performance metrics with internal and third-party tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our business.

●	We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

●	We have limited insurance coverage which could expose us to significant costs and business disruption.

●	Unforeseeable events, such as the global COVID-19 outbreak and local energy efficiency measures, could significantly disrupt our supply chain for a prolonged period of time.

●	The wars in Ukraine and in the Middle East may materially and adversely affect our business and results of operations.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Risks Related to our Shares

In addition to the risks described above, we are subject to general risks and uncertainties relating to our Shares and this offering, including but not limited to the following:

●	There has been no public market for our Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Shares at any reasonable price, if at all.

●	Our Share price may never trade at or above the price in this offering.

●	The initial public offering price for our Shares may not reflect their actual value.

●	Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

●	Volatility in our Share price may subject us to securities litigation.

●	Our Shares [are expected to initially trade] [could trade] under $4.00 per Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

●	If we fail to meet applicable listing requirements, Nasdaq may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

●	If you purchase our Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares.

●	Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

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●	Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

●	We have no immediate plans to pay dividends.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

●	Investors may have difficulty enforcing judgments against us, our directors and management.

●	The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

●	Our status as a “foreign private issuer” under the rules promulgated by the Securities and Exchange Commission under the U.S. federal securities laws (the “SEC rules”), will exempt us from the U.S. proxy rules and the more detailed and frequent Securities Exchange Act of 1934 “Exchange Act”, reporting obligations applicable to a U.S. domestic public company.

●	Our status as a foreign private issuer under the Nasdaq Stock Market Rules (the “Nasdaq rules”), will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

●	We will incur increased costs as a result of being a public company.

●	Our status as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) may make it more difficult to raise capital as and when we need it.

●	We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject United States investors in our Shares to significant adverse U.S. federal income tax consequences.

Recent Regulatory Development in China

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Cybersecurity Laws

On December 28, 2021, the CAC jointly with the relevant authorities formally published the Measures for Cybersecurity Review (2021) (“2021 Measures for Cybersecurity Review”) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. The 2021 Measures for Cybersecurity Review provides that operators of critical information infrastructure, network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

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Given the nature of our business, we believe this risk is not significant. Our operating subsidiary, Pyro HK may collect and store certain data (including certain personal information) from our customers, some of whom may be individuals in Mainland China, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering).

Based on the opinion of our PRC counsel, Guangdong Wesley Law Firm, we believe that Pyro HK is deemed not to be an “operator of critical information infrastructure,” “data processor,” or “network platform operator,” because (i) our operating subsidiary was incorporated in Hong Kong and we operate in Hong Kong without any subsidiary or VIE structure in the mainland China and the 2021 Measures for Cybersecurity Review does not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of the date of this prospectus, our operating subsidiary publishes our games through third party platforms which do not disclose any personal information of the gameplayers to us, and we do not collect or hold any personal information of the gameplayers; (iii) all of the non-personal data that our operating subsidiary has collected is stored in servers located in Hong Kong, Singapore and the United States; and (iv) as of the date of this prospectus, our operating subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review.

If the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we cannot assure you that we will be able to list our Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Shares. See “Risk Factors — We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.”

Laws on Offshore Securities Offering

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Administrative Measures, and five supporting guidelines, came into effect on March 31, 2023. The Trial Administrative Measures further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to CSRC, failing which we may be fined between RMB 1 million and RMB 10 million.

Pyro AI Inc. is a holding company incorporated in the Cayman Islands with operating entity solely based in Hong Kong, and it does not have any subsidiary or VIE in Mainland China or intend to acquire any equity interest in any domestic companies within Mainland China, nor is it controlled by any companies or individuals of Mainland China. Further, we are headquartered in Hong Kong with our officers and all members of the board of directors based in Hong Kong who are not Mainland China citizens and all of our revenues and profits are generated by our subsidiary in Hong Kong.

Based on the PRC laws and regulations effective as of the date of this prospectus and subject to interpretations of these laws and regulations that may be adopted by PRC government authorities, neither we nor our operating subsidiary in Hong Kong is currently required to obtain any permission or approval from the PRC government authorities, including the CSRC and CAC, to operate our business, list on the U.S. exchanges, or offer the securities to foreign investors.

As of the date of this prospectus, neither we nor our operating subsidiary has ever applied for any such permission or approval. Any failure to obtain or delay in obtaining such approval or completing such procedures for this offering, or any rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this offering. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the offering from this offering into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the Shares offering hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

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Implications of HFCA Act

Our Shares may be prohibited from being trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditor for three consecutive years beginning in 2021.

Our auditor, Onestop Assurance PAC, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections on its audit works to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing.

The SEC adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB issued its report on December 16, 2021, notifying SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA Act.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and Hong Kong completely, and the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. On December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. The delisting of our Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Corporate Information

Our principal office is located at Unit 901, 9th Floor, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong and our telephone number is +852-36223410. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. Our Company website is http://www.pyro.asia. The information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

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Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements and selected financial data and only two years of related disclosure;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this offering;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the Nasdaq rules that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply :

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

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THE OFFERING

Shares offered by us	[ ] Shares (or [ ] Shares if the underwriters exercise their option to purchase additional Shares in full).

Shares to be outstanding after this offering	[ ] Shares (or [ ] Shares if the underwriters exercise their option to purchase additional Shares in full).

Over-allotment option to purchase additional Shares	We have granted the underwriters an option to purchase up to 15% additional Shares from us within 45 days of the date of this prospectus.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $[     ]million, or approximately $[  ]million if the underwriters exercise their option to purchase additional Shares in full, based on an assumed initial public offering price of $[     ]per Share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

● approximately 40% for product developments, such as mobile and online gaming series and the development of our proprietary gaming focused platform;

● approximately 15% for the development and the expansion of our business operations in Southeast Asia;

● approximately 10% for sales and marketing activities;

● approximately 20% for investments in infrastructure relating to information technology; and

● approximately 15% to fund general working capital needs.

See “Use of Proceeds” for additional information.

Lock-up	All of our directors and officers and shareholders beneficially owning 5% or more of our Shares have agreed with the Underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days from the closing of this offering.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Shares.

Listing	We have applied to list our Shares on the Nasdaq Capital Market under the symbol “[ ]”. At this time, Nasdaq Capital Market has not yet approved our application to list our ordinary shares. The closing of this offering is conditioned upon Nasdaq Capital Market’s final approval of our listing application. However, there is no assurance that this offering will be closed and our Shares will be trading on the Nasdaq Capital Market.

The number of Shares to be outstanding after this offering is based on [    ] Shares outstanding as of [    ].

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

●	no exercise by the underwriters of their option to purchase up to [ ] additional Shares from us; and

●	the adoption and effectiveness of the amendments to our Memorandum and Articles of Association, which will occur immediately prior to the closing of this offering.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive income data and cash flow data for the fiscal years ended June 30, 2023 and 2022 and summary consolidated balance sheets data as of June 30, 2023 and 2022 have been derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

Selected Consolidated Statements of Operations and Comprehensive Income Data:

	Years Ended June 30,
	2023	2022
	US$	US$
Revenue	4,864,743	2,784,713
Cost of revenue	(2,424,624)	(1,809,840)
Gross profit	2,440,119	974,873
Operating expenses	(1,382,984)	(877,291)
Income from operations	1,057,135	97,582
Other income	80,855	58,294
Income tax expense	(158,465)	-
Net income	979,525	155,876
Foreign currency translation differences	(8,234)	(175)
Total comprehensive income	971,291	155,701

Selected Consolidated Balance Sheet Data:

	As of June 30,
	2023	2022
	US$	US$
Current assets	1,955,437	809,441
Non-current assets	4,967,316	2,402,200
Total assets	6,922,753	3,211,641
Total liabilities	2,040,203	1,862,841
Total shareholders’ equity	4,882,550	1,348,800

Selected Consolidated Cash Flow Data:

	Years Ended June 30,
	2023	2022
	US$	US$
Net cash provided by operating activities	671,367	929,087
Net cash used in investing activities	(3,065,577)	(2,125,168)
Net cash provided by financing activities	2,562,459	1,274,519
Effect on exchange rate change on cash, cash equivalents and restricted cash	(10,244)	4,920
Net change in cash and cash equivalent	158,005	83,358
Cash and cash equivalent, beginning of period	213,702	130,344
Cash and cash equivalent, end of period	371,707	213,702

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RISK FACTORS

Investing in our Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in China

Our operations are currently substantially based in Hong Kong, a Special Administrative Region of China. Although Hong Kong has its own governmental and legal system that is independent from China, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Therefore, the legal and operational risks that apply to operating in China also apply to our operations in Hong Kong.

Uncertainties with respect to the PRC legal system, including risks and uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could result in a material change in our operations and/or the value of the securities we are registering for sale.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our Shares.

We cannot rule out the possibility that the PRC government will institute pre-approval requirement covering our industry at some point in the future. If such approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measured could materially decrease the value of our Shares, potentially rendering it worthless.

The laws and regulations may be subject to future changes, the effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in manner different from our understanding of these laws and regulations. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

Pyro Cayman is a holding company and we conduct our operations through our Hong Kong subsidiary Pyro HK in Hong Kong. Our operations are all located in Hong Kong, and the majority of our customers from whom we generated revenue are Hong Kong based. As we provide our games through third-party publishing channels, including Apple App Store, Google Play Store and various app stores or websites operated by game services providers, we do not have access to any information regarding the gameplayers. As a result, we do not have any accurate information as to whether any gameplayer is located in mainland China. The PRC government may choose to exercise significant oversight and discretion, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in China are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our operations could be materially and adversely affected as well as the value of our Shares.

Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Previous statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 10, 2021, CAC issued a revised draft of the Measures for Cybersecurity Review (the “Revised Draft”), which required that, among others, in addition to an “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On January 4, 2022, the CAC, the NDRC, and several other administrations jointly adopted and published the New Measures, which came into effect on February 15, 2022 and amended the Revised Draft released on July 10, 2021. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. We operate our current business in the mobile and online gaming industry, and we do not collect user data, and our current business does not implicate cybersecurity, or involve any other type of restricted industry. Further, based on the opinion of our PRC counsel, Guangdong Wesley Law Firm, we believe that Pyro HK is deemed not to be an “operator of critical information infrastructure,” “data processor,” or “network platform operator,” due to (i) our operating subsidiary was incorporated in Hong Kong and we operate in Hong Kong without any subsidiary or VIE structure in the mainland China and the 2021 Measures for Cybersecurity Review do not clearly provide whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our operating subsidiary publishes its games through third party platforms which do not provide personal information of the gameplayers to us, and do not collect or hold any personal information of the gameplayers; (iii) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong, Singapore, and the U.S.; and (iv) as of the date of this prospectus, our operating subsidiary has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review or a CSRC review. As a result, the likelihood of us being subject to the review of the CAC is remote.

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On December 24, 2021, the CSRC, together with other relevant PRC authorities issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas shall complete the filing procedures of and submit the relevant information to CSRC, including direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations. Pyro AI Inc. is a holding company incorporated in the Cayman Islands with an operating entity solely based in Hong Kong, and it does not have any subsidiary or VIE in mainland China or intend to acquire any equity interest in any domestic companies within the mainland China, nor is it controlled by any companies or individuals of the mainland China. As such, our issuance is not considered as an indirect overseas issuance and listing, and there is no need to complete the filing procedures of the CSRC.

As of the date of this prospectus, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Shares to investors and cause the value of such Shares to significantly decline or become worthless.

Recent joint statements by the SEC and PCAOB, Nasdaq’s proposed rule changes and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 23, 2022. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

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On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing pursuing ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

Our auditor, Onestop Assurance PAC, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and the PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, we may be subject to a variety of PRC laws and other obligations regarding data protection and any other rules, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business and the offering.

Our operations are located in Hong Kong and our customers from whom we generated revenue are mainly Hong Kong based. As we provide our games through third-party publishing channels, including Apple App Store, Google Play Store and various app stores or websites operated by game services providers, we do not have access to any information regarding the gameplayers. As a result, we do not have any accurate information as to whether any gameplayer is located in mainland China. In the future, if we collect, store, use and deal with non-sensitive information of users, and if these gameplayers are located in the PRC, we may be subject to PRC data security law, personal information protection law and other relevant provisions. These laws apply not only to third-party transactions, but also other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

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The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in the PRC, including the CAC, the Ministry of Public Security, and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. The Cybersecurity Law, which was adopted by the National People’s Congress on November 7, 2016, and the Cybersecurity Review Measures, which were promulgated on April 13, 2020, provide that personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affect or may affect national security, it will be subject to cybersecurity review by the CAC. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and also provides for a data classification and hierarchical protection system. The data classification and hierarchical protection system puts data into different groups according to its importance in economic and social development, and the damages it may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations in case the data is falsified, damaged, disclosed, illegally obtained or illegally used. If any of our data processing activities conducted after the Data Security Law became effective were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions.

We believe, based on the opinion of our PRC counsel, Guangdong Wesley Law Firm, that as of the date of this prospectus, we are not required to obtain permissions by including the CSRC, CAC or any other PRC authorities for its operations or issue our Shares including the Shares being registered for sale to foreign investors under existing PRC laws and regulations, and have not received any requirement or were denied such permissions or approvals by any PRC authorities. According to the New Measures, if an “operator of critical information infrastructure” or “network platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. The New Measures further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. As of the date of this prospectus, neither the Company nor its PRC licensee possesses a large amount of personal information in their business operations or is recognized as an “operator of critical information infrastructure” by any authentic authority. Therefore, we do not believe that Pyro HK is deemed to be an “operator of critical information infrastructure,” or “network platform operator” controlling personal information of no less than one million users. We are required to collect and retain some basic information furnished by our customers, suppliers and employees in accordance with prevailing business practices, but we do not handle a large amount of personal and confidential data in the ordinary course of business. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect. Our Hong Kong subsidiary, Pyro HK, has received all necessary permissions required to obtain from Hong Kong authorities to operate its current business in Hong Kong or issue shares to foreign investors, including Business License.

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However, given the recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on foreign stock exchanges. According to current laws and measures, we do not need to obtain CAC approval. However, due to the continuous development, interpretation, and implementation of regulatory requirements related to PRC laws, overseas securities issuance, and other capital market activities, we cannot rule out the possibility of future amendments to laws and related measures, including amending new regulations, rules, or detailed implementation and interpretation related to the new measures. PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the New Measures. They may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Shares that we are offering. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we expect to take all reasonable measures and actions to comply therewith. In the event of a failure to comply, we may be required to suspend our relevant businesses and become subject to fines and other penalties. If the CAC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals, which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

You may experience difficulties in effecting service of process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on foreign laws.

Pyro Cayman is incorporated under the laws of the Cayman Islands, but all of our operations and assets are held by our operating subsidiary, Pyro HK, in Hong Kong. In addition, a substantial amount of our assets is located in Hong Kong and most of our senior executive officers and directors reside within Hong Kong for a significant portion of the time. As a result, it may be difficult or impossible for investors to effect service of process on us in Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

Moreover, there is uncertainty as to whether the courts of the Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Loeb & Loeb LLP, our counsel as to Hong Kong law, has advised us that there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. However, under common law, a foreign judgment (including one from federal or state court in the United States) obtained against the Company may generally be treated by the courts of Hong Kong as a cause of action in itself and sued upon as a debt between the parties. In a common law action for enforcement of a foreign judgment, the judgment creditor has to prove that (i) the judgment is in personal; (ii) the judgment is in the nature of a monetary award; (iii) the judgment is final and conclusive on the merits and has not been stayed or satisfied in full; and (iv) the judgement is from a court of competent jurisdiction. The defenses available to the defendant in a common law action for enforcement of a foreign judgment include breach of natural justice, fraud and contrary to public policy of Hong Kong. In order to enforce the foreign judgment at common law, fresh proceedings must be initiated in Hong Kong, which involves issuing a Writ of Summons and Statement of Claim attaching the foreign judgment as proof of the debt.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiary; and there can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends.

The Shares offered in this prospectus are those of Pyro Cayman. Pyro Cayman is a holding company incorporated under the laws of the Cayman Islands with limited liability. The majority of our business operations are conducted through our Hong Kong subsidiary, Pyro HK, and hence, our revenue and profit are substantially contributed by our Hong Kong subsidiary. We have not paid any dividends to date, and we do not intend to pay dividends in the foreseeable future. See “Dividend Policy”.

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Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our Hong Kong subsidiary and its distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiary to make distributions to us depends upon, among others, their distributable earnings. Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between the Company and its subsidiary, across borders and to U.S. investors, nor are there any restrictions or limitations on distributing earnings from our business and subsidiary to the Company and U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The amounts of distributions that Pyro Cayman’s subsidiary declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. In response to the persistent capital outflow and the RMB’s depreciation against the USD in the fourth quarter of 2016, the People’s Bank of China and SAFE, have implemented a series of capital control measures, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments, and shareholder loan repayments. The PRC government may continue to strengthen its capital controls, and our Hong Kong subsidiary’s dividends and other distributions may be subjected to tighter scrutiny in the future.

Our results of operations may be materially and adversely affected by a downturn in China or the global economy, and/or changes in the economic and political policies of the PRC.

All of our operations are currently located in Hong Kong, which is a Special Administrative region of China, and the majority of our revenue was generated in Hong Kong for the fiscal years ended June 30, 2023 and 2022. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in China generally and by the continued economic growth in China as a whole. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

The rapid growth of the Chinese economy has slowed down since 2012 and such slowdown may continue. There exists also uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC, before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. Any prolonged slowdown in the global or the Chinese economy may affect potential customers’ confidence in the financial market as a whole and have a negative impact on our financial condition. Further, recent global economic conditions including inflationary pressures, have not materially affected our operations in the Hong Kong. However, continued pressure from global economic conditions may affect the Hong Kong market in the future and in turn, may affect our operations.

The continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. We cannot assure that there will not be any unfavorable changes in the PRC and Hong Kong economy that could impact the industries in which we operate, which could in turn diminish the demand for our products and services.

It may be difficult for overseas shareholders and/or regulators to conduct investigation in China.

Shareholder claims or regulatory investigations that are common in the U.S. are typically difficult to pursue as a matter of law or practicality in China. There are significant legal obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Chinese authorities may establish a regulatory cooperation agreement with the securities regulatory authorities of another jurisdiction to implement cross-border supervision and administration which may be difficult to achieve in the absence of mutual and practical cooperation.

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We may be required to obtain approval from PRC authorities to list on overseas stock exchanges in the future.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require CSRC approval for a listing involving offshore special purchase vehicles holding Chinese assets. We may be required to obtain approval from PRC authorities in order to continue our listing in Nasdaq or add new listings on other overseas stock exchanges in the future but cannot provide assurance that we will be able to obtain such approval.

Our PRC counsel, Guangdong Wesley Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the offering and trading of our Shares because (i) Pyro HK was not established through a merger or requisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules, (ii) Pyro HK is a Hong Kong entity, it has been controlled by a non-PRC persons since its incorporation, and (iii) the CSRC currently has not issued any definitive rule or interpretation concerning whether an offering like ours under this document is subject to this regulation. However, uncertainties still exist as to how the M&A Rules will be interpreted or implemented, and the opinion of our PRC counsel is subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. We cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC counsel.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, contract subcontractors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

There have also been concerns about the relationship between the PRC and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China and Hong Kong are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China and Hong Kong.

Political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Changes in PRC political, economic and governmental policies may have an adverse impact on our business.

We expect that Hong Kong will continue to be our principal market and place of operation. Accordingly, our business, financial condition and results of operations are subject to political, economic and legal developments in China to a significant degree. The Chinese economy differs from the economies of most developed countries in many aspects, including the extent of government involvement, growth rate, control of the foreign exchange, allocation of resources and capital investment. We cannot assure there will not be any unfavorable changes in the political, economic and governmental policies and measures promulgated by the PRC government that could impact the industries in which we operate, which could in turn diminish the demand for our services.

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PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from remitting the proceeds of this offering into Hong Kong through loans or additional capital contributions to our Hong Kong subsidiary, thereby diminishing our ability to fund and expand our business.

Under PRC laws and regulations, any funds transfer to a PRC subsidiary, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China regardless of the amount of the transfer. According to the relevant PRC regulations on foreign investment entities (“FIEs”) in China, capital contributions to a PRC subsidiary are subject to the filing with the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) or their respective local branches and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by any PRC subsidiary is required to be registered with SAFE or their respective local branches and (ii) a PRC subsidiary may not procure loans which exceed the difference between their respective total project investment amount and registered capital or twice of their net worth.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, (“SAFE Circular 19”), which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, (“SAFE Circular 16”), effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to RMB on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted RMB will not be provided as loans to its non-affiliated entities. As Circular 16 is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering and our concurrent private placement, to invest in or acquire any other PRC companies through our PRC subsidiary.

We believe that, as a Cayman Islands exempted company, Pyro Cayman and we do not have any PRC subsidiary, the PRC regulation of loans to and direct investment in PRC entities by offshore holding companies are not applicable to our Group. However, such status is subject to determination by the PRC authorities and thus uncertainties remain. If it is determined in the future by the PRC authorities that Pyro HK falls under such laws and regulations, it may delay us from remitting the proceeds of this offering into Hong Kong through loans or additional capital contributions to our Hong Kong subsidiary, thereby diminishing our ability to fund and expand our business.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, partially abolished on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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We believe that, as a Cayman Islands exempted company, Pyro Cayman is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Shares. In addition, non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of the Shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of the Shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediary holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the Shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or may be taxed if our company is a transferor in such transactions, and may be subject to withholding obligations if our company is a transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of Shares of our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years until the year 2047. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. We cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

Risks Related to Our Business

Our new games may not be commercially successful and we may not be able to attract new gameplayers.

We cannot assure you that new games launched by us will be commercially successful. You should not use the success of our existing games as an indication of the future commercial success of any of the games in our pipeline. There are many factors that could adversely affect the popularity of our new games, including our ability to:

●	anticipate and adapt to future technological developments, new business models and changed gameplayer preferences and requirements;

●	efficiently operate the games and resolve technical difficulties and gameplayer complaints;

●	plan and organize marketing and promotional activities; and

●	differentiate our new games from those offered by other companies.

If we fail to launch new games according to our timetable or at all or if our new games are not commercially successful, our business prospects and results of operations would be materially and adversely affected and we may not be able to recover our game development, game licensing and other operating costs, which can be significant.

Further, many of our new games require significant build-up periods during which gameplayers are first introduced to the games and the rise in popularity of some games can be slow, if it happens at all. Thus, if a game fails to gain acceptance by our gameplayers, we may not be able to realize this failure until several months after the game has been released. If we do not introduce additional games to maintain our gameplayer base, the failure of recently introduced games to gain popularity could affect our ability to retain our existing gameplayers or attract new ones. Further, if a build-up period coincides with the inevitable phasing-out period of our older games, the result could be a decrease in the total number of gameplayers as well as revenue during that period.

We may fail to maintain and grow our gameplayer base or keep our gameplayers engaged through popular games.

In order to achieve the sustainable growth of our business, we must retain our existing players and attract new players. This requires that we consistently launch popular games and release updates for our existing games to keep our players engaged. In order to deliver a better gameplay experience and deepen our understanding of our players, we need to invest in technology and research and development. If we are unable to consistently deliver a satisfying player experience, we may lose players and games may have shorter lifecycles than we anticipate. If we are unable to anticipate player preferences or behaviors or industry changes in order to market and promote new games, or if we are unable to extend the lifecycle of the games that we currently operate, or if we fail to engage existing players and enhance their gameplay experience, our player base may not increase at the rate we anticipate, or at all, and it may even decrease.

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We cannot guarantee that new games launched by us will gain popularity within a short period of time, if at all. Nor can we guarantee that the games operated by us will continue to sustain their current level of popularity. Gameplayers may lose interest in our games over time in spite of any improvements or upgrades to our existing games or our efforts to offer a diversified portfolio of games. Gameplayers may not choose our games or services if our technology or game services becomes unreliable. Gameplayers may choose to play games offered by other publishers if they offer better game services or social networking features. If a game fails to gain the anticipated gameplayer acceptance and we fail to introduce additional games to maintain our gameplayer base, the phasing out of previous games could result in a prolonged period of, or permanent decrease in, our total active and paying users. If we fail to effectively schedule the initial launches of our games, our results of operation may be materially and adversely affected.

We may fail to monetize our gameplayers effectively.

All of our games are free to download, and gameplayers can play with basic functions for free. We believe that this freemium model attracts a wider audience of players and increases the number of potential paying users. However, the success of this business model largely depends on whether we can attract gameplayers to play our games and whether we can successfully encourage more gameplayers to purchase virtual items. It is possible that we may not be able to market our virtual items effectively, or we might fail to accurately identify and introduce new and popular virtual items or price them properly. In addition, this business model may cease to be commercially successful. We cannot assure you that a sufficiently broad base of gameplayers will continue to accept this model or that a new, competing business model will not emerge.

As in line with industry norms, only a small percentage of gameplayers who play our games in any period are paying users. For the fiscal years ended June 30, 2023 and 2022, 3.53% and 13.83% of our gameplayers were paying users out of the total number of gameplayers across all of our games during this period, respectively. As such, in order to sustain revenue growth, we must effectively monetize our gameplayer base by converting active users to paying users and by encouraging paying users to spend more on our games. We invest in gameplayer data mining and analysis to better understand our gameplayers’ in-game consumption patterns. This allows us to better localize games for our gameplayers in different geographic markets and enhance the attractiveness of our games, as well as design virtual items that are desirable to our users and to properly deploy and price them to enhance our monetization. Our gameplayers are willing to pay for premium functions and purchase in-game virtual items because of the perceived value of these functions or items, which is dependent on the benefits such services or items confer upon the gameplayers in the game. Spending in our games is discretionary and our gameplayers can be sensitive to price. It is crucial to balance, on the one hand, the creation of sufficient in-game monetization opportunities and, on the other hand, the maintenance of experience that can be enjoyed by non-paying gameplayers. To stimulate in-game spending, we need to constantly launch marketing and promotional activities to drive gameplayer interest. We must also provide easy, fast and safe payment solutions to our gameplayers to facilitate in-game purchasing so they are not discouraged or inconvenienced by online payment processing procedures. If we fail to effectively monetize our gameplayers, our business, financial condition and results of operations may be materially and adversely affected.

We may incur net losses and net operating cash outflows in the future.

We did not incur net losses in the last two fiscal years. For the fiscal years ended June 30, 2023 and 2022, we recorded a net income of approximately $979,525 and $155,876, respectively, and a net operating cash inflow of $671,367 and $929,087, from our operating activities respectively. We cannot assure you that we will be able to generate net profits or positive operating cash flows in the future. Our ability to achieve and maintain profitability depends in large part on our ability to expand our user base, improve monetization, and manage our costs and expenses. Our profitability is affected by various factors beyond our control, such as the regulatory environment, the macroeconomic condition, and competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

We historically derived a substantial percentage of our revenue from a small number of popular games and a small group of high-spending gameplayers.

We have historically derived a significant percentage of our gross revenue from a small number of popular games. Our top five games contributed approximately 74% and 97% of our total gross revenue for the fiscal years ended June 30, 2023 and 2022, respectively. In addition, we also face gameplayer concentration risk relating to certain of our games. There is no guarantee that we will not lose those high- spending gameplayers or such gameplayers will maintain the same spending habit in Abyss or other popular games in the future. If any of those happens, our gross revenue may decrease accordingly. We expect our existing popular games to continue to contribute a substantial portion of its gross revenue in the foreseeable future. However, our top games may have a finite life span and may fall out of favor with gameplayers. There can be no assurance that our efforts in enhancing existing popular games will sustain their current level of popularity and extend their life cycles, and any such decline may materially and adversely affect our business and results of operations.

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We may not be able to develop successful new games.

We have made significant investments in in-house game development and have developed new successful games since 2021, including but not limited to titles such as Abyss and Mythicland which were launched in May 2023 and September 2022, respectively. Abyss is still actively played by our gameplayers. However, as a result of management team’s decision to retain resources to develop and commercialize more new games, we have sold all of our rights to Mythicland to an unrelated third party in 2023. Our ability to develop successful new games will largely depend on our ability to:

●	attract, retain and motivate talented game development personnel;

●	minimize launch delays and cost overruns in the development of new games;

●	effectively monetize games without degrading the gameplay experience for our gameplayers; and

●	effectively execute our game development plans.

In-house development requires substantial initial investments prior to the launch of a game. Depending on the genre and complexity, the initial development of a new game can take up to several years. It is often difficult to predict how successful a game will become before significant efforts and investments are made, particularly with respect to innovative titles without a built-in fan base. If any new game developed by us does not become popular or does not generate as much revenue as anticipated, we may not be able to recoup our initial investments, and our business, results of operations and prospects will be adversely affected as a result.

We may not be successful in licensing intellectual property and games, and may not be successful in generating significant revenue in the future.

We started our business by publishing games licensed from third parties, and licensed games have continued to be a crucial part of our portfolio. For example, our major games, including but not limited to Barcode Footballer, are licensed from unrelated third parties. In addition, we develop games which are owned by third parties. We have not, however, co-developed any games with third parties as of the date of this prospectus.

As of June 30, 2023, we held seven games licensed from third-party game developers. Except for Barcode Footballer and Pride, our game licensing agreements generally have a term of two years after their commercial launch, automatically renewable for additional two years unless our licensing partners notify their intention not to renew before the end of the original period term. Our major licensed game Barcode Football has a term of two years after its commercial launch, automatically renewable for additional one year, and our licensed game Pride which is still on the localization pipeline also has a term of two years after its commercial launch, automatically renewable for additional one year. Generally, our licensing partners can terminate our game licensing agreements by providing a 30 days written notice prior to the expiration of the contract term. In addition, the licensing partners can terminate our game licensing agreements if we violated the licensing agreements or are adjudged bankrupt or insolvent. For the agreement with Licensor A, Licensor A can terminate the game licensing agreement if we do not achieve monthly revenue of US$10,000.

For the fiscal years ended June 30, 2023 and 2022, we generated $2.9 million (HKD$23.0 million) and $2.7 million (HKD$21.1 million) from publishing games licensed from third parties, which represented 60% and 97% of our total revenue for the fiscal years ended June 30, 2023 and 2022, respectively.

Our licensing partners may terminate their licensing agreements with us prior to their expiration or refuse to renew the licensing agreements. Even if these partners are willing to renew the licensing agreements, they may demand commercial terms, such as revenue-sharing ratios, that are less favorable to us than under the existing licensing agreements. The partners may also choose to partner with our competitors, allowing them to enhance their game portfolios and better compete against us. Any loss or deterioration of our relationship with any of our licensing partners may result in a loss of revenues and materially and adversely affect our business and results of operations.

We cannot assure you that we will be able to successfully license games developed by third-party developers. Our failure to license games will negatively impact our game portfolio and pipeline, and consequently our results of operations.

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We rely on cooperation with third parties to apply for game approvals from regulatory authorities in Mainland China.

To apply for approvals for mobile and online games from regulatory authorities in mainland China, the applicant must hold an internet publishing service license. We currently do not hold any such license, and we have cooperated with third party licensees that do to apply for approvals for our games. We generally enter into cooperation licensing agreements with these third parties on a case-by-case basis. Once a game has been approved, our third party licensees could publish the game in mainland China.

The partners with which we currently cooperate to apply for regulatory approvals may terminate their business relationships with us, or may demand commercial terms that are less favorable to us than those under the existing cooperation agreements. In addition, our current partners may not be able to renew their internet publishing service license or maintain other requisite permits, licenses and approvals. If any of the foregoing occurs, we may not be able to find alternative partners on a timely basis or on commercially reasonable terms, or at all, which would delay our game publishing in mainland China and materially and adversely affect our financial condition, results of operations and future prospects.

We may not be able to obtain approval from relevant authorities in the future when introducing mobile and online games and our planned mobile and online games hosting and social media platform in mainland China in the future.

We currently do not directly release any games in mainland China. We may release a mobile and online game hosting and social media platform in mainland China in the future. All games release and platform hosting operations in mainland China require government approvals. Moreover, even after certain games have received government approvals, any expansion packs for or material changes to the content of those games may require further government approvals. We cannot be certain of the duration of any necessary approval processes, and any delay in receiving such government approvals may adversely affect the profitability and popularity of such games. In addition, no laws, regulations or official clarifications have been promulgated or published in relation to such delays and resumption of the approval procedures, and it is unclear whether there will be any similar delays in the future.

The laws and regulations regulating mobile and online games in Hong Kong continue to evolve and change, which may make it difficult for us to obtain or maintain all applicable permits and approvals.

We are required to obtain licenses, permits and approvals from different regulatory authorities in Hong Kong in order to conduct our business. We have obtained a business license to conduct our business operations.

Moreover, as we expand our businesses, we may be required to obtain new licenses and be subject to additional laws and regulations in the markets in which we plan to operate. If we fail to obtain, maintain or renew any required licenses or approvals or make any necessary filings or are found to require licenses or approvals that we believed were not necessary, we may be subject to various penalties, such as confiscation of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of third-party arrangements, criminal prosecution and discontinuation or restriction of our business operations.

We cannot assure you that in the future we will be able to obtain all requisite permits, licenses and approvals in a timely manner, or at all, and any failure to do so could result in penalties, or requirements to curtail or cease operating all or parts of our business, any of which may materially and adversely affect our financial condition, results of operations and future prospects.

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Operations in international markets may subject us to additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder such growth.

We generated 13.0% and 5.1% of our total gross revenue from game players who located outside Hong Kong for the fiscal years ended June 30, 2023 and 2022, respectively. Further expansion into overseas markets is important for our growth. We face risks associated with expanding into markets where we have limited or no experience or recognition. We may be unable to attract a sufficient number of gameplayers, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. Due to the evolving and potentially conflicting regulatory environment over the game industry, particularly mobile games, across the globe, we may be required to comply with more stringent compliance requirements in overseas markets. Failure to timely comply with them may adversely affect our business overseas.

Successful operations in international markets depend on a number of factors, including our ability to:

●	identify appropriate overseas markets;

●	localize games and adapt them to local preferences;

●	compete with local game developers, publishers and operators with existing market shares and experience;

●	protect our intellectual property rights in multiple jurisdictions and manage the related costs;

●	comply with applicable laws and regulations in foreign jurisdictions;

●	identify appropriate partners and establish and maintain cooperative relationships with them;

●	manage costs associated with doing business in foreign jurisdictions; and

●	address the impact of potential political, economic and social instability.

These and other risks associated with international activities could also significantly affect our financial condition and operating results.

If our planned mobile and online games hosting and social media platform fails to take off, maintain and grow its popularity and user base, our business and results of operations may be adversely affected.

A key element of our strategy is to introduce our own mobile and online games hosting and social media platform in 2025. We consider this platform to be an important platform for promoting our games. To generate, maintain and grow our platform in the future, we need to continue to make investments to enrich its user interface, content and enhance user engagement. We cannot assure you that such investments will succeed. In addition, our competitors may develop and promote more attractive game communities and platforms that divert our existing users and new users. If we are unable to generate sufficient interest from our existing users and potential users for our planned platform in the future, we may face a broader obstacle to introduce our future games, and our business and results of operations may be adversely affected.

We are a young company with a short operating history, our historical performance may not be indicative of our future performance.

We started our operating subsidiary and business in 2021. Although we have experienced growth, our historical performance may not be indicative of our future performance due to our limited operating history. We cannot assure you that our current games will maintain their popularity among gameplayers. Furthermore, we may not be able to continue to identify, develop, license, and upgrade games that are suitable for the rapidly evolving mobile and online game market in a timely and cost-effective manner, or at all. As our business grows, we may adjust our product and service offerings. For example, we intend to expand into new game genres, gaming platforms, geographic markets. These strategies may not bring about expected results and may instead have a material and adverse impact on our financial condition and results of operations. You should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in evolving industries.

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Any loss or deterioration of our relationship with publishing channels may result in the loss of gameplayers and revenues.

We publish our games primarily on third-party publishing channels, including Apple App Store, Google Play Store and a distribution agent. Further, we do not have any long term contracts with Apple App Store, Google Play Store or the distribution agent aforementioned. For the fiscal years ended June 30, 2023 and 2022, 100% and 100% of our revenue were derived from three publishing channels, namely, Apple App Store, Google Play Store and a distribution agent, respectively. Publishing channels have strong bargaining power in dealing with mobile game publishers like us. We are often subject to the standard service terms and conditions of these publishing channels with regard to the promotion, distribution, operation and payment methods for our mobile games. If any of these publishing channels (i) goes out of business, (ii) discontinues its relationship with us for any reason, such as our failure to comply with any laws or regulations in any jurisdiction where our games are offered, (iii) limits our access to its platforms, (iv) modifies its terms of services or other policies, (v) changes its fee structure, (vi) provides more favorable terms to our competitors, or (vii) is forced to cease its business relationship with us due to its lack of required licenses or permits or other regulatory compliance issues, our business could be adversely affected.

In addition, we have benefited from the widely recognized brand names and large user bases of these publishing channels. If any of these publishing channels loses its market position or otherwise falls out of favor among mobile and online game players or other factors cause its user base to stop growing or shrink, or if any of them fails to perform its contractual obligations to us, we would need to identify alternative channels for marketing, promoting and distributing our mobile and online games, which would consume substantial resources and may not be effective or available.

Our business is subject to risks related to third-party payment processing channels.

We make available a variety of mobile payment solutions to our gameplayers via our third-party publishing channels which are Apple App Store and Google Play Store, using their payment service such as Apple Pay and Google Pay, to facilitate in-game purchases of virtual items. Our reliance on payment channel partners may subject us to payment collection issues beyond our control, or even fraud and other illegal activities in connection with these payment methods. Interruption in the ability of gameplayers to use these payment channels could adversely affect our payment collection, and in turn, our revenue.

Our publishing and payment channel partners are entitled to a prescribed percentage of the gross revenue charged to gameplayers. If they fail to remit to us the proceeds collected from gameplayers in a timely fashion or at all, or if they become unwilling or unable to provide payment services or if their service quality deteriorates, our business may be disrupted. Our payment channel partners are also subject to evolving rules and regulations, regulatory or otherwise, governing electronic funds transfers, which could become difficult or impossible for them to comply with. As a result, they may be subject to fines or higher transaction fees or lose their ability to accept credit and debit card payments when processing electronic funds transfers or facilitating other types of online payments from gameplayers, all of which may adversely affect our payment collection and monetization, and, in turn, our results of operations and financial condition.

We also rely on the stability of payment transmissions by payment channel partners to ensure that uninterrupted payment services are available to gameplayers. We do not have control over the security measures of third-party payment channels. If any of them fails to process, or ensure the security of, user payments for any reason, our reputation may suffer, and we may lose paying users and potential purchases, which, in turn, may materially and adversely affect our business, results of operations, financial condition and prospects.

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We may face increasing competition.

The mobile and online gaming industry in Hong Kong is highly competitive with low barriers to entry and we expect more companies to enter this industry and a wider range of mobile and online games to be introduced. The industry is characterized by the frequent introduction of new games and services, short game lifecycles, evolving industry standards, regulatory uncertainties, rapid adoption of technological and game advancements, as well as price sensitivity on the part of gameplayers. In Hong Kong, we compete directly with other mobile and online game developers and publishers, as well as large Hong Kong-based and mainland China-based game companies that operate in the mobile and online gaming industry. We also publish our games overseas, for example, Abyss is published through a third-party server located in the U.S. for the U.S. game market. Our games offered internationally are also subject to intense competition.

In addition, competition within the broader entertainment industry is intense and our existing and prospective gameplayers may be attracted to competing forms of entertainment, including television, movies, sports, mobile music, mobile books, social network services and other entertainment options on the internet. New and different types of entertainment may increase in popularity at the expense of mobile games. For example, platforms for user-generated short videos, such as Instagram, Facebook and Douyin, have attracted a large number of users, which may reduce their time spent on other forms of entertainment, including on mobile and online games. A decline in the popularity of mobile and online games in particular would harm our business and prospects.

Some of our existing and potential competitors have significantly greater financial, technological and marketing resources and stronger relationships with industry participants than we do. Some of our competitors or potential competitors have greater mobile and online game publishing experience and resources than we do. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more incentives to industry participants, such as publishing channels, which could adversely affect our profitability. If we fail to compete effectively, our market share could decrease and our results of operations could be materially and adversely affected.

Our new games may attract gameplayers away from our existing games.

Our new mobile and online games may attract gameplayers away from our existing games and shrink the gameplayer base of our existing games, which could in turn make those existing games less attractive to other gameplayers, resulting in decreased revenues from our existing games. Gameplayers of our existing games may also spend less money on virtual items in our new games than they would have spent if they had continued playing our existing games. In addition, our gameplayers may migrate from our existing games with a higher profit margin to new games with a lower profit margin. The occurrence of any of the above may have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to maintain effective gameplayer service could harm our reputation or decrease market acceptance of our games.

Our business is significantly affected by the overall size of our gameplayer base and our ability to monetize our gameplayer base, which in turn are determined by, among other factors, their experience with our services and products. Gameplayer support, including gameplayer service and technical support, is critical to retaining current gameplayers and attracting potential gameplayers. For example, if we fail to provide effective gameplayer service, our gameplayers may be less inclined to play our games or recommend our games to other potential gameplayers, and may decide to play games offered by our competitors. Some Hong Kong-based internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. If we experience similar group complaints, we may not be able to effectively handle routine customer service requests from our gameplayers. Failure to maintain effective gameplayer support could harm our reputation and our ability to retain high paying players, which may materially and adversely affect our results of operations.

Violations of our game policies, such as sales and purchases of virtual items used in our games through unauthorized third parties, may impede our revenue growth.

All of our games are free to download, and gameplayers can play with basic functions for free. We have generated substantially all of our revenues from the sale of virtual in-game items. Some of our gameplayers may sell or purchase such virtual items through unauthorized third-party sellers in exchange for real currency. These unauthorized transactions are usually arranged on third-party platforms which we do not and are unable to track or monitor. Accordingly, these unauthorized purchases and sales from third-party sellers may affect our revenue- generating opportunities and may impede our revenue and profit growth by, among other things, reducing the revenues we could have generated and exerting downward pressure on the prices we charge for our virtual items.

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We may not be successful in effectively promoting our brands, and any negative publicity may harm our brands and the specific games we publish.

Our brands and our studios have gained recognition among gameplayers. Promoting these brands and enhancing their recognition is an integral part of our growth strategies. However, we may not be able to effectively promote or develop our brands and, if we fail to do so, our growth may be adversely affected. In addition, any negative publicity or dispute in relation to us regarding our brands, games and services, company or management, regardless of their veracity, could harm the image of our brands and the games we publish, which in turn may reduce the number of active gameplayers of our games. Any impact on our ability to effectively promote our brands and any significant damage to the public perception of our brands or our products and services could materially and adversely affect our prospects and results of operations.

Third parties may claim that we have infringed their proprietary rights, which could cause us to incur significant legal expenses and prevent us from promoting our products and services.

Some of the games published by us are licensed from third-party game developers. Although prior to licensing a game we conduct due diligence to determine that the game developer is the rightful holder of the intellectual property with respect to the game, these steps may prove inadequate. Further, the in-game characters and/or in-game virtual items that we create for our own developed games may also infringe on third-party game developers’ intellectual property. Although prior to releasing our own developed game, we conduct due diligence to determine that the in-game characters and/or in-game virtual items do not infringe third-party game developers’ intellectual property, these steps may prove inadequate. Any unresolved claims, with or without merit, could result in costly litigation and distract our management from day-to-day operations. If we fail to successfully defend against such claims, we could be required to withdraw the affected games and/or pay monetary damages. This exposure to liability could materially and adversely disrupt our business and affect our operating results.

Some of our employees were previously employed at other companies, including our main competitors. We may hire additional personnel to expand our development team and technical support team as our business grow. To the extent these employees were involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that these employees or we have appropriated proprietary information or intellectual properties of the former employers of our employees. If we fail to successfully defend such claims against us, we may be exposed to liabilities which could have a material adverse effect on our business.

We may be unable to prevent unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of copyright, trademark and trade secret laws, as well as non-disclosure agreements and other methods to protect our intellectual property rights. The protection of intellectual property rights in Hong Kong may not be as effective as those in the United States or other countries. Some gameplayers may illegally modify our games so that they can obtain our in-game virtual items for free. The steps we have taken may be inadequate to prevent the misappropriation of our technology or unauthorized use of our brands or games. Reverse engineering, unauthorized copying or other misappropriation of our technologies, or unauthorized access of our games could enable third parties to benefit from our technologies or games without compensating us. Moreover, unauthorized use of our technology could enable our competitors to offer products and services that are comparable to or better than ours, which could harm our business and competitive position. From time to time, we may have to enforce our intellectual property rights and brands through litigation, which may result in substantial costs and diversion of resources and management attention.

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Our business generates and processes a large amount of data, and the improper use or disclosure of such data may harm our reputation and business.

Our business generates and processes a large quantity of transaction, demographic and behavioral data. It faces risks inherent in handling large volumes of data and in protecting the security of such data, including those relating to:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior by our employees; and

●	addressing concerns related to privacy and sharing, safety, security and other factors.

We are subject to laws and regulations of Hong Kong and other countries and regions relating to the collection, use, retention, security and transfer of identifiable information with respect to our customers and employees. In many cases, these laws not only apply to third-party transactions, but may also restrict cross- border transfers of identifiable information. Several jurisdictions have passed laws in this area, and other jurisdictions are considering imposing additional restrictions. These laws continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require it to change its business practices. Any failure, or perceived failure, by us to comply with any privacy policies or regulatory requirements or laws, rules and regulations related to privacy protection could result in proceedings or actions against it by government authorities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt its business.

In addition, the secure transmission of confidential information over public networks is essential for maintaining user confidence. We do not have control over the security measures of our third-party payment channel partners, and their security measures may not be adequate. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and its ability to attract or retain users, and may materially and adversely affect our business.

Any failure or significant interruption in our technology infrastructure could impact its operations and harm our business.

Our technology infrastructure is critical to the performance of our games and to gameplayers’ satisfaction. If a particular game is unavailable when gameplayers attempt to access it, they may stop playing that game or become unlikely to return to the game as often, if at all. Accordingly, failure or significant interruption in our technology infrastructure would harm our reputation and operations. Some elements of our technology infrastructure are maintained by third parties beyond its control. For example, we work with cloud server service providers for cloud computing, data storage and bandwidth services. We may experience website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. Our growing operations are likely to place increasing pressure on our servers and network capacity as we launch more games and further expand our gameplayer base. Our infrastructure is also vulnerable to damage from fires, floods, earthquakes, power loss, and telecommunication failures. To the extent that our disaster recovery systems are not adequate, or we do not address issues such as capacity constraints effectively, upgrade our systems as needed and continually develop our technology infrastructure to accommodate increasing traffic, our business and results of operations may suffer.

Undetected flaws in our games could harm our reputation or decrease market acceptance of our games.

We regularly launch new games and update our existing games. New games or new versions of existing games may contain bugs or flaws that become apparent only after they are published and accessed by gameplayers, particularly as we launch new updates under tight time constraints. From time to time, gameplayers may inform us of programming bugs affecting their gameplay experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming bugs or flaws are not resolved in a timely fashion, we may lose gameplayers and our revenues will be affected negatively, and our reputation and the market acceptance of our games may also be harmed.

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Any failure or weakness in data analysis or our ability to collect and use data may materially and adversely affect our ability to develop and implement appropriate business strategies, monetize our games and generate revenues.

We process large volumes of non-personal data related to gameplay. We use sophisticated algorithms to determine the likelihood of gameplayer engagement with specific game recommendations based on the gameplayer’s profile and gameplay history. Moreover, our servers and the SDK modules embedded in our mobile and online game applications jointly support various functions within our games, including analysis of gameplayer and game data, central management of gameplayer accounts, account security, payment gateway connectivity, gameplayer communication and cross-promotion functions. Any systems failure or compromise of our ability to process and analyze large volumes of player data could significantly limit our ability to optimize gameplayer experience and develop appropriate business strategies, which may materially and adversely affect our results of operations.

We may collect non-personally identifiable data about our gameplayers and we use this data to provide a better experience for gameplayers through the introduction of more interesting contents and in-game virtual items into the games. Our gameplayers or the evolving laws and regulations may not to allow us to collect such data and any limitation on our ability to collect data about gameplayers and game interactions would likely make it more difficult for us to deliver targeted game contents and in-game virtual items to our gameplayers. Our platform providers’ actual or perceived failure to comply with these laws and regulations could harm our business.

Interruptions, failures or defects in our data collection, mining analysis and storage systems, as well as privacy concerns and regulatory restrictions regarding collection of non-personally identifiable data could also limit our ability to aggregate and analyze gameplayer data. If that happens, we may not be able to successfully adapt to gameplayer preferences to improve and enhance our games, retain existing gameplayers and maintain popularity of our games, which could cause our business, financial condition, or result of operations to suffer.

Changes to digital platforms’ rules, including those relating to “loot boxes,” or the potential adoption of regulations or legislation impacting loot boxes, could require us to make changes to some of our games’ economies or design, which could negatively impact the monetization of these games, thereby reducing our revenues.

In December 2017, Apple updated its terms of service to require publishers of applications that include “loot boxes” to disclose the odds of receiving each type of item within each loot box to customers prior to purchase. Google similarly updated its terms of service in May 2019. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a gameplayer can acquire a virtual loot box, but the gameplayer does not know which virtual item(s) he or she will receive (which may be a common, rare or extremely rare item, and may be a duplicate of an item the gameplayer already has in his or her inventory) until the loot box is opened. The gameplayer will always receive one or more virtual items when he or she opens the loot box. In the event that Apple, Google, or any of our other platform providers changes its developer terms of service to include more onerous requirements or if any of our platform providers were to prohibit the use of loot boxes in games distributed on its digital platform, we would be required to redesign the economies of the affected games in order to continue distribution on the impacted platforms, which would likely cause a decline in the revenues generated from these games and require us to incur additional costs.

In addition, there are ongoing academic, political and regulatory discussions in the United States and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, loot box game mechanics have been the subject of increased public discussion — for example, the Federal Trade Commission, or FTC, held a public workshop on loot boxes in August 2019, and at least one bill has been introduced in the U.S. Senate that would regulate loot boxes in games marketed toward gameplayers under the age of 18. China has applied stringent requirements and limitations on mobile and online game operations and has been developing and tightening the regulations on the offering of loot boxes in recent years, including, among other things, that loot boxes cannot be acquired with direct investment of real money or virtual currency, that all items available in loot boxes must be obtainable through other means or be provided with items of the same features obtainable through other means, and the odds of winning must be published.

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In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the FTC, U.S. states or other international jurisdictions, which may vary significantly across jurisdictions and with which we may be required to comply, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact gameplayer engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources, to modify our games or to discontinue game offerings in certain jurisdictions, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business, financial condition or results of operations.

The growth of our business may be adversely affected due to breaches of our security measures and unintended disclosures of our intellectual property or our gameplayer data.

We collect and store an increasing amount of gameplayer non-personal data during the course of our business. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of this information, such as user login names. It is possible that our security controls over such gameplayer data may not prevent the improper disclosure of information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to disclosure of gameplayer account information could harm our reputation and subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. We may be required to expend significant capital and other resources to prevent such security breaches or to alleviate problems caused by such breaches. We may also lose our current gameplayers or deter potential gameplayers from playing our mobile games that require the collection of gameplayer data because of the perception that we cannot adequately protect our gameplayers’ privacy.

Additionally, our business operation may be harmed by gameplayers’ concerns over playing games on their mobile devices. For instance, malware has been disguised as popular mobile games on Android devices. Some malware may subscribe or paid for services without gameplayer consent, resulting in fraudulent charges to gameplayers. We cannot assure you that our security measures will prevent security breaches or that gameplayers’ interest in playing mobile games would continue if we experienced problems with malware. Failure to prevent security breaches or gameplayers’ concerns over malware may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our success depends on the continuing and collaborative efforts of our management team and other key personnel.

Our future success depends heavily upon the continuing services of our management team. If one or more of our executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for management and key personnel in our industry in Hong Kong is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executives or other key personnel joins a competitor or forms a competing company, we may lose critical know-how. We have entered into an employment agreement with each of our executive officers and key employees, which contains confidentiality provisions. However, if any disputes arise between us and any of our executives or key personnel, we cannot assure you the extent to which any of these agreements may be enforced.

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We are involved in litigation from time to time and, as a result, we could incur substantial judgments, fines, legal fees or other costs.

We and our directors and officers have been, and may in the future be, the subject of complaints or litigation from customers, employees, government authorities or other third parties for various actions. Litigation is often expensive and requires significant management time and attention. The proceedings we and our directors and officers may be involved in from time to time could incur substantial judgments, fines, legal fees or other costs, harm our reputation, and have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our capitalized software development costs may be subject to impairment.

As of June 30, 2023, we had capitalized software development costs of $4.7 million. Pursuant to applicable accounting standards, intangible assets, such as goodwill and game development costs, that are not amortized or fully amortized are subject to assessment for impairment annually or more frequently if certain events or changes in circumstances indicate that it might be impaired. At each balance sheet date, the unamortized capitalized costs of each self-developed mobile game (“product”) shall be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a product exceed the net realizable value of that asset shall be written off. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Group’s responsibility set forth at the time of sale. The reduced amount of capitalized software development costs that have been written down to net realizable value at the end of an annual fiscal period shall be considered to be the cost for subsequent accounting purposes, and the amount of the write-down shall not be subsequently restored. The impairment may be further affected by the assumptions made by the management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to have a significant write-off of our capitalized software development costs and record a significant impairment loss. Any significant impairment of capitalized software development costs could have a material adverse effect on our business, financial condition and results of operations.

We are subject to credit risk in respect of our trade receivables.

Our trade receivables mainly represent accounts receivable from third-party publishing channels and customers of game development services. Our trade receivables are generally settled within 30 to 90 days depending on the specific publishing channel and the underlying contractual payment terms of the game development service contract. We assess the credit quality of our publishing channel partners and game development service contract customers based on knowledge of our directors and officers. We also monitor our outstanding trade receivables regularly. However, we cannot guarantee collection of amounts due from our publishing channel partners and game development contract customers in a timely manner. As of June 30, 2023, we had $0.7 million and $0.5 million, respectively outstanding trade receivables from publishing channels and game development service contract customers past due over more than 90 days.

Our results of operations are subject to seasonal fluctuations due to seasonality.

We experience seasonality in our business, and as a result, comparing our operating results on a period-to-period basis may not be meaningful. We typically experience increased levels of in-game spending among paying users during holiday seasons in Hong Kong, particularly the Christmas and Chinese New Year holiday. We also sometimes conduct marketing and promotional activities to capitalize on the increased user traffic during such periods, which may further stimulate spending in our games. Accordingly, due to the seasonality of our business, the results of any period of a fiscal year are not necessarily indicative of the results that may be achieved for the full fiscal year or for the corresponding period of any subsequent fiscal year.

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We track certain performance metrics with internal and third-party tools and do not independently verify such metrics. Certain of our performance metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our business.

We track certain performance metrics, including the number of active and paying gameplayers of our games using a combination of internal and third-party analytics tools, including such tools provided by Apple and Google. Our performance metrics tools have a number of limitations, including limitations placed on third-party tools, such as the complicated and time consuming process of the validation of our data by comparison to the third-party data due to (a) differences between calendar periods used in our systems and billing periods used in the third-party tools and (b) differences in foreign exchange rates applied in our systems, which use the rates at the date of each in-game purchase, and certain third-party tools that use the exchange rates as at the date of the invoice. Such tools are subject to change unilaterally by the relevant third parties and our methodologies for tracking these metrics or access to these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we report. If the internal or external tools we use to track these metrics under-count or over-count performance or contain technical errors, the data we report may not be accurate, and we may not be able to detect such inaccuracies, particularly with respect to third-party analytics tools. In addition, limitations or errors with respect to how we measure data (or how third parties present that data to us) may affect our understanding of certain details of our business, which could affect our long-term strategies. Furthermore, such limitations or errors could cause gameplayers, analysts or business partners to view our performance metrics as unreliable or inaccurate. If our performance metrics are not accurate representations of our business, gameplayer base or traffic levels, if we discover material inaccuracies in our metrics or if the metrics we rely on to track our performance do not provide an accurate measurement of our business or otherwise change, our reputation may be harmed and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

To grow our business and remain competitive, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our future financial condition, results of operations and cash flows;

●	general market conditions for capital raising activities by companies offering internet and mobile products and services; and

●	economic, political and other conditions in Hong Kong and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or ability to pay dividends to our shareholders.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain a property all risk insurance and employees’ compensation insurance to safeguard against risks and unexpected events for our office equipment and our employees. We do not maintain business interruption insurance or key-man life insurance. Any disruption in our network infrastructure or business operations, litigation or natural disaster may result in the incurrence of substantial costs and the diversion of its resources. Our insurance coverage may not be sufficient to compensate us for any loss and we cannot assure you that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Unforeseeable events, such as the global COVID-19 outbreak and local energy efficiency measures, could significantly disrupt our supply chain for a prolonged period of time.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. Shortages and slippage in production are significant and widespread in many industries. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on production or suppliers may suffer from plant closures and supply shortages across the extended supply network.

Hong Kong has already seen a rebound and a degree of normalization of supply and demand. The extent to which a COVID-19 outbreak may impact supply chain, however, remains highly uncertain and unpredictable and the medical and other interventions to control the outbreak, as it depends on factors such as the geographic spread of COVID-19, mutation of the virus, duration of the outbreak, governmental actions to contain the outbreak, such as travel restrictions, quarantines, lockdowns, business closures, and their impact on commercial activities.

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We were not directly adversely affected by the COVID-19 pandemic. Our office remained open during the entire pandemic, and any of our employees who tested positive for COVID-19 were required to report to the Hong Kong Centre for Health Protection and be isolated or quarantined, and could only resume work in office after being tested negative.

The extent to which COVID-19 or any future pandemic may impact our operating subsidiary’s business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue their business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Any future impact on the results of operations of our operating subsidiary will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally, volatility in the capital markets as well as the general negative impact of the COVID-19 outbreak in the global market, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2024 and beyond.

The wars in Ukraine and in the Middle East may materially and adversely affect our business and results of operations.

The outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this prospectus, to the best knowledge of the Company, we and our Hong Kong subsidiary (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Similarly, the war in Gaza is unpredictable and may expand into a regional or even possibly a global conflict. To date, this newest chapter in the long Middle East conflict has not resulted in any material adverse impact on the Company, but a prolonged conflict and/or significant escalation of hostilities would likely cause disruption in international relations and global trade, which in turn would likely adversely affect our business and the price of our Shares.

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Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) lack of sufficient personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements.

We have begun and will continue to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) engaging an external consulting firm to assist us with our financial reporting in U.S. GAAP; (iii) allocating additional resources to improve financial oversight function; (iv) introducing formal business performance review process, and preparing and reviewing the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; and (iv) providing our relevant finance staff with appropriate training in connection with the requirements of U.S. GAAP. We intend to continue to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective internal control over financial reporting is important to prevent fraud. The market for and trading price of our Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq rules.

Risks Related to Our Shares

There has been no public market for our Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Shares at any reasonable price, if at all.

The offering under this prospectus is an initial public offering of our Shares. Prior to the closing of the offering, there was no public market for our Shares. While we plan to list our Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Shares and may impair our ability to acquire other companies by using our Shares as consideration.

Our Share price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Shares shortly following this offering. If the market price of our Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

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The initial public offering price for our Shares may not reflect their actual value.

The initial public offering price for our Shares is and will be determined through negotiations between us and representatives of the underwriters. The price of our Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Shares or the value that potential investors will realize upon their disposition of Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value.

Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

As mentioned above, the initial public offering price for our Shares will be determined by negotiations between us and representatives of the underwriters based on several factors. This price may vary from the market price of our Shares after this offering and the price for our Shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;

●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, service providers or suppliers, acquisitions or expansion plans;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

●	issuance of new or updated research or reports by securities analysts;

●	Share price and volume fluctuations attributable to inconsistent trading volume levels of our Shares;

●	additions or departures of key management or other personnel;

●	our involvement in litigation;

●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

●	the trading volume of our Shares;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic, market or political conditions in the United States or elsewhere.

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These and other market and industry factors may cause the market price and demand for our Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Shares and may otherwise negatively affect the liquidity of our Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Shares, if a market for them develops.

Volatility in our Share price may subject us to securities litigation.

The market for our Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

Our Shares could trade under $4.00 per Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

Our Shares could trade below $4.00 per Share. As a result, our Shares would be known as a “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $4.00 per Share, subject to certain exceptions. Depending on market fluctuations, our Shares could be considered to be a “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Shares, and may negatively affect the ability of holders of our Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

If we fail to meet applicable listing requirements, Nasdaq may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

Assuming our Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Shares;

●	reduced liquidity for our Shares;

●	a determination that our Shares are “penny stock”, which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

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The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

If you purchase our Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares.

Investors purchasing our Shares in this offering will pay a price per Share that substantially exceeds the pro forma as adjusted net tangible book value per Share. As a result, investors purchasing Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution”.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our Controlling Shareholder holds 88% of our Shares. After this offering, the Controlling Shareholder will hold [  ]% or more of our Shares. As a result, the Controlling Shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of the Controlling Shareholder may not be the same as or may even conflict with your interests. For example, our Controlling Shareholder could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Listing Rule 5101, Nasdaq has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

Additionally, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our company will hold a large portion of the Company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq for our initial and continued listing.

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We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product offering and to cover operating costs, finance operations and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Shares we are offering. Consequently, investors may need to rely on sales of their Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

Pyro Cayman is incorporated under the laws of the Cayman Islands and all of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

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The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by our Memorandum of Association and Articles of Association, and by the Cayman Islands Companies Act (Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the Articles of Association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq rules will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete this offering. Under the Nasdaq rules, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We will incur increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq rules increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

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Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate that we will use the net proceeds from this offering for (i) product developments, such as mobile and online gaming series and the development of our proprietary gaming focused platform, (ii) the development and the expansion of our business operations in Southeast Asia, (iii) sales and marketing activities, (iv) investments in infrastructure relating to information technology, and (v) general working capital needs. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject United States investors in our Shares to significant adverse U.S. federal income tax consequences.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Certain United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

●	our expectations regarding our client base;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and industry publications through publicly available sources. Statistical data in these publications may include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Shares. In addition, the new and rapidly changing nature of the gaming industry, especially the increase in mobile and online activities among gameplayers at different stages of the production chain results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our operations. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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USE OF PROCEEDS

After deducting the estimated underwriters’ discount and offering expenses payable by us, we expect to receive net proceeds of approximately $[  ] (or $[  ]) in the aggregate if the underwriters exercise their over-allotment option in full) from this offering. The net proceeds from this offering must be remitted to Hong Kong before we will be able to use the funds to grow our business.

We intend to use the net proceeds of this offering as follows, after we complete the remittance process:

●	approximately 40% for product developments, such as mobile and online gaming series and the development of our proprietary gaming focused platform;

●	approximately 15% for the development and the expansion of our business operations in Southeast Asia;

●	approximately 10% for sales and marketing activities;

●	approximately 20% for investments in infrastructure relating to information technology; and

●	approximately 15% for fund general working capital needs.

The precise amounts and percentage of proceeds we devote to particular categories of activity, and their priority of use, will depend on prevailing market and business conditions as well as on the nature of particular opportunities that may arise from time to time. Accordingly, we reserve the right to change the use of proceeds that we presently anticipate and describe herein.

As of the date of this prospectus, the balance amount due to Mr. Wu Kin Chung, our chief executive officer, amounted to $1,579,681. Following our initial public offering, we intend to utilize cash generated from our operations to repay the balance amount to Mr. Wu King Chung in due course.

The foregoing is set forth based on the order of priority of each purpose and represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

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DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under Cayman Islands law, our board of directors may authorize payment of a dividend to shareholders at such time and of such an amount out of profits or our share premium account, if shares have been issued at a premium. No dividend may be paid out of our share premium account unless immediately following the payment we are able to pay our debts as they fall due in the ordinary course of business. Subject to compliance with applicable solvency requirements, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Hong Kong subsidiary Pyro HK.

Cash dividends, if any, on our Shares will be paid in U.S. dollars.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

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CAPITALIZATION

The following tables set forth our cash and cash equivalents and capitalization as of June 30, 2023:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the issuance and sale of [ ] shares at an assumed initial public offering price of $[ ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2023
	Actual	As Adjusted
	(in US$)
Current:
Cash and cash equivalents	371,707

Current:
Short-term loans	-
Current portion of long-term loans	-
Subtotal	-
Non-current:
Long-term loans	-
Subtotal	-
Total interest-bearing loans and borrowings	-

Equity:
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 12,000,000 ordinary shares outstanding on an actual basis; and [ ] ordinary shares outstanding on an as adjusted basis	12,000
Additional paid-in capital (1)	3,824,978
Accumulated other comprehensive (loss)/income	(8,309)
Retained earnings	1,053,881
Total equity	4,882,550

Total capitalization	4,882,550

(1)	Additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriters expense allowance and other expenses. We expect to receive net proceeds of approximately $[ ] (offering proceeds of $[ ], less underwriting discounts of $[ ], and offering expenses of $[ ]). The additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discounts, underwriters expense allowance and other expenses.

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DILUTION

If you invest in our ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of June 30, 2023 was $[  ], or $[  ] per share based upon [  ] ordinary shares outstanding. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less intangible assets, deferred tax assets and deferred offering cost.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering. After giving effect to the sale of the [  ] shares being sold pursuant to the offering price of $[  ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriters’ discount and commission payable by us in the amount of $[  ] and estimated offering expenses in the amount of $[  ], our pro forma net tangible book value would be approximately $[  ] or $[  ] per share of ordinary shares. This represents an immediate increase in net tangible book value of $[  ] per share to existing shareholders and an immediate decrease in net tangible book value of $[  ] per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of June 30, 2023

Public offering price per ordinary share	$
Net tangible book value per share as of June 30, 2023	$
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution per share to new investors	$

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the underwriters’ over-allotment option is exercised.

The following table sets forth, on a pro forma as adjusted basis as of June 30, 2023, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriters’ discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $[  ] per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus:

	Shares Purchased			Total Cash Consideration			Average Price Per
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors from public offering			%	$		%	$
Total		100.00%		$	$	%	$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

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CORPORATE HISTORY AND STRUCTURE

The chart below illustrates our corporate structure as at the date of this prospectus and upon giving effect to our Group’s initial public offering:

The above chart assumes an Offering of [  ] Ordinary Shares, and assumes that the Underwriters’ over-allotment option has not been exercised.

Information on the Company and its one subsidiary is as follows:

Name	Background	Ownership
Pyro Cayman	Incorporated on November 17, 2023 under the laws of Cayman Islands as an exempted company.	88% beneficially owned by our Controlling Shareholder and an aggregate of 12% owned by three individual minority shareholders.

Pyro HK (formerly Titans Entertainment Limited)	Incorporated on November 18, 2020 as a private company limited by shares under the laws of Hong Kong. Acquired by Pyro Cayman on December 12, 2023.	100% owned by Pyro Cayman.

Our Controlling Shareholder currently owns 88% of our Ordinary Shares and, upon consummation of this Offering, our Controlling Shareholder will own [  ]% of our Ordinary Shares, which represent [  ]% of the total voting power of our outstanding Ordinary Shares. See “Risk Factors – Risks Related to Our Shares.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of its financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Its actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Headquartered in Hong Kong, we are engaged in the development of mobile and online games, including game design, programming and graphics and distribute our own mobile and online games on various platforms. We leverage on (i) the talents with innovative, creative and technical capabilities of the Hong Kong gaming industry community and (ii) the multicultural environment and diversified interests of mobile and online game players in Hong Kong, and strive to produce and market a wider range of attractive, immersive and interesting mobile and online game genres to global gameplayers.

Our core product offerings are:

●	Own Games Development. We develop, market and distribute our own mobile and online games;

●	Licensing of Third Party Games. We license the rights to mobile and online games from other game developers for the purposes of localization, marketing and publishing; and

●	Software Game Development Services. We provide mobile and online gaming related Software game development services to our customers.

In addition, we are developing a multi-functional mobile and online gaming platform on which our games as well as games from other gaming companies can be published online and on mobile devices. The platform will also comprise social media chatting, live streaming, advertising and e-commerce functions to enhance its attractiveness and “stickiness” to users.

As at June 30, 2023, the Company has 78 experienced employees working as producers, game designers, artists, game engine developers and marketing staff, and we are one of the few game development companies in Hong Kong that has a direct labor force of over 50 employees with game development skills.

Key Factors Affecting the Results of Our Group’s Operations

Our operating results are primarily affected by those factors set out in the section headed ‘‘Risk Factors’’ in this prospectus and those set out below:

Significant software development costs capitalized for our new mobile games and online games platform which are still in development for which amortization has yet to commence

Our demonstrated development capabilities are among the key factors of our success. We have built a cohesive in-house development team consisting of industry-leading game development talents with diversified production experiences.

In-house development is a time-consuming process and it requires substantial capital resources prior to the game launch. This has resulted in significant software development costs being capitalized for products that are still in development for which amortization has yet to commence, which in turn are subject to assessment for impairment annually or more frequently if certain events or changes in circumstances indicate that it might be impaired. In the event that the amount by which the unamortized capitalized costs of a product exceed the net realizable value of that product, such amount needs to be written off, whereby any amount of the write-down could have a material adverse effect on our operating results.

Our ability to successfully launch the mobile and online gaming platform in the first half of 2025

Our operating results are affected by the timing of our product releases and the commercial success of those products. We are currently developing an online games hosting, social media chatting, live streaming, advertising and e-commerce platform and we anticipate releasing the platform in first half of 2025. We believe that our proprietary gaming focused platform will broaden our product portfolio that will improve our operating results and provide a revenue stream that is less cyclical as compared to the release of a single game per year.

We will continuously dedicate material resources into developing the platform where we expect to utilize additional resources to fund the development cost until its completion. In the event that the development period is unexpectedly extended, such commitment of future resources could have a material adverse effect on our liquidity and capital resources.

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Our ability to commercially launch our new mobile and online games with high market reception

Establishing and maintaining a loyal pool of gameplayers for our games is vital for our business and drives revenue growth. In order to grow and maintain our gameplayer base, we invest in developing new games to attract and engage gameplayers, while providing gameplayers with innovative contents that they find appealing in order to achieve high market reception.

In the near-term, we may increase spending on sales and marketing as a percentage of revenue to grow our gameplayer base. The scale of our gameplayer base is determined by a number of factors, including our ability to strengthen player engagement by producing content that gameplayers play regularly and our effectiveness in attracting new gameplayers, both of which may in turn affect our operating performance.

Our relationship with third-party game developers

We cooperate with third-party game developers by licensing their games and we believe such cooperation is essential for the growth of our business and constitutes significant portion of our revenue.

Generally, our licensing partners have sole discretion and policies on the validity of our licensing agreements which are automatically renewable for an additional one year unless a termination notice is received 30 days prior to the expiration date. The repercussion of such discretion could affect our current operations and our financial performance.

We expect to incur significant legal, accounting and other expenses as a public company

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. In particular, there will be significant increases in our legal, financial and other compliance costs including the additional costs incurred for recruiting of independent directors, obtaining director and officer liability insurances, as well as costs associated with internal controls and disclosures in order to fulfil the reporting requirements as a public company. As a result, this could affect our operating results.

Operating Metrics

We manage our business by tracking several key performance metrics through our internal systems. The key performance metrics are impacted by several factors that could cause them to fluctuate on a quarterly basis, such as platform providers’ policies and restrictions, seasonality, user connectivity, conversion of users to paying users and the addition of new content or storyline to our certain games, and, in some cases, our operating metrics may not correlate directly to our revenues trends. Future growth in gameplayers will depend on our ability to retain our existing gameplayers, the ability to attract new players, acquire or launch new games and features, and expand into new markets and distribution platforms.

The following operating metrics are key performance indicators that we use to evaluate our business. The key drivers of changes in our operating metrics are presented in the order of significance:

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Daily Active Users

We define Daily Active Users, or DAUs, as the number of individuals who played one of our games during a particular day. Under this metric, a gameplayer who plays two different games on the same day is counted as two DAUs. Average Daily Active Users for a particular period is the average of the DAUs for each day during that period. We believe that Daily Active Users is a useful metric to measure the scale and usage of our games by our gameplayers in a particular day and more accurately reflect gameplayers engagement with our games.

Quarterly DAUs	Year ended ended June 30, 2022	Year ended ended June 30, 2023
Q1 (July 1 – September 30)	2,380	1,984
Q2 (October 1 – December 31)	2,285	4,044
Q3 (January 1 – March 31)	2,215	2,560
Q4 (April 1 – June 30)	2,124	26,540

The quarterly DAUs remained consistent for the year ended June 30, 2022, as most of our gameplayers were engaged in our licensed game – Barcode Footballer (“BFB”). BFB stands as an immersive football team development simulation, wherein gameplayers engage in the strategic cultivation of athletes to assemble an unparalleled team, poised to conquer the pinnacle of global competition. As football is a famous universal sport across the world, we expect the DAUs will be consistent in each fiscal year.

For the year ended June 30, 2023, the quarterly DAUs increased from 1,984 gameplayers in the first quarter to 26,540 gameplayers in the fourth quarter mainly due to more self-developed and licensed games being commercially available in the market, the increase in quarterly DAUs was mainly contributed by Abyss, Barcode Footballer and Mythicland.

Monthly Paying Users

We define Monthly Paying Users, or MPUs, as the number of individuals who made a purchase of a virtual item at least once on a particular platform in the 30-day period ending with the measurement date. Under this metric, an individual who makes a purchase of virtual items in two different games in the same 30-day period is counted as two MPUs. Similarly, an individual who makes a purchase of virtual items in any of our games on two different platforms (for example, Apple IOS or Google Play) could be counted as two MPUs. Average MPUs for a particular period is the average of the MPUs for each month during that period. We believe that Monthly Paying Users is a useful metric to measure our game monetization.

Quarterly MPUs	Year ended June 30, 2022	Year ended June 30, 2023
Q1 (July 1 – September 30)	618	684
Q2 (October 1 – December 31)	751	905
Q3 (January 1 – March 31)	760	730
Q4 (April 1 – June 30)	641	12,874

The quarterly MPUs mostly contributed by BFB for the year ended June 30, 2022. For the year June 30, 2023, the quarterly MPUs increased from 684 gameplayers in the first quarter to 12,874 gameplayers in the fourth quarter mainly due to more self-developed and licensed games being commercially available in the market, the increase in quarterly MPUs mainly contributed by our self-developed games – Abyss which commercially launched in May 2023. The fourth quarter of quarterly MPUs for the year ended June 30, 2023, was characterized by significant resources allocated in marketing for Abyss, which led to high growth in MPUs during that quarter.

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Monthly Payer Conversion

We define Monthly Payer Conversion as the total number of MPUs, divided by the number of MAUs. We believe that Monthly Payer Conversion is a useful metric to describe the monetization of our users.

Quarterly Monthly Payer Conversion	Year ended ended June 30, 2022	Year ended ended June 30, 2023
Q1 (July 1 – September 30)	11.5%	15.1%
Q2 (October 1 – December 31)	14.4%	4.1%
Q3 (January 1 – March 31)	15.6%	6.1%
Q4 (April 1 – June 30)	14.3%	3.6%

For the year ended June 30, 2022, approximately 11.5% to 15.6% of our gameplayers were willing to pay for purchase of our in-game virtual items in BFB. The monthly payer conversion rate decreased during the year ended June 30, 2023, mainly due to more self-developed and licensed games being commercially available in the market for gameplayers to play which increased the base of our MPUs.

Average Revenue Per Paying User

We define Average Revenue Per Paying User, or ARPPU, as our total revenue attributable to in-game purchases in a given period, divided by the number of months in that period, divided by the average number of MPUs during the period. We believe that ARPPU is a useful metric to describe monetization.

Quarterly Average Revenue Per Paying User	Year ended ended June 30, 2022	Year ended ended June 30, 2023
Q1 (July 1 – September 30)	$271	$357
Q2 (October 1 – December 31)	$335	$285
Q3 (January 1 – March 31)	$305	$293
Q4 (April 1 – June 30)	$307	$32

For the year ended June 30, 2022, the ARPPU of approximately $271 to $335 which is relatively consistent to the seasonal trend. Since most of the football season is commenced in August each year, the ARPPU in first quarter would be lower than other quarters.

For the year ended June 30, 2023, the ARPPU decreased from time to time mainly due to more self-developed and licensed games being commercially available in the market for gameplayers to play in which increased the base of our MPUs resulting a lower ARPPU.

Results of Operations

Comparison of Years Ended June 30, 2023 and 2022

The following table sets forth certain income statement data for the years ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023		2022
	US$	Percentage of total revenue (in %)	US$	Percentage of total revenue (in %)	Percentage Change (in %)
Revenues	4,864,743	100.0	2,784,713	100.0	74.7
Costs of revenues	(2,424,624)	49.8	(1,809,840)	65.0	34.0
Gross profit	2,440,119	50.2	974,873	35.0	150.3
Operating expenses
Selling expenses	(497,921)	10.2	(56,182)	2.0	786.3
General administrative expenses	(815,312)	16.8	(592,872)	21.3	37.5
Research and development expenses	(69,751)	1.4	(228,237)	8.2	(69.4)
Income from operations	1,057,135	21.7	97,582	3.5	983.3
Other income	80,855	1.7	58,294	2.1	38.7
Income before income tax	1,137,990	23.4	155,876	5.6	630.1
Income tax expenses	(158,465)	3.3	-	-	-
Net Income	979,525	20.1	155,876	5.6	528.4

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Revenues

We derived our revenue primarily from provision of software game development services and sale of in-game virtual items from both our self-developed and licensed mobile and online games.

The table below sets forth a breakdown of our revenue by service type for the fiscal years ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023		2022
Service Type	US$	Percentage of total revenue (in %)	US$	Percentage of total revenue (in %)
Software game development	1,269,511	26.1	83,857	3.0
Game-related products	252,638	5.2	158,530	5.7
In-game virtual items	3,342,594	68.7	2,542,326	91.3
Total	4,864,743	100.0	2,784,713	100.0

The table below sets forth a breakdown of our revenue classified by geographical locations according to revenue generated from software game development for our customers, sale of games related products and sale of in-game virtual items for the fiscal years ended June 30, 2023 and 2022:

	For the years ended June 30,
	2023		2022
Area	US$	Percentage of total revenue (in %)	US$	Percentage of total revenue (in %)
Hong Kong	4,231,656	87.0	2,642,150	94.9
Taiwan	348,954	7.2	62	0.0
Macau	104,025	2.1	122,419	4.4
Other countries	180,108	3.7	20,082	0.7
Total	4,864,743	100.0	2,784,713	100.0

We currently operate our business in Hong Kong. For the fiscal year ended June 30, 2023, our revenue was $4,864,743, an increase of $2,080,030, or 74.7%, compared to $2,784,713 for the fiscal year ended June 30, 2022. We derive a significant portion of our total revenue from the sale of in-game virtual items, which comprises $3,342,594 or 68.7% and $2,542,326 or 91.3% of our revenue for the fiscal year 2023 and 2022, respectively. The increase of $800,268 or 31.5% for the fiscal year 2023 was mainly attributable to the sale of in-game virtual items from our newly launched self-developed mobile game, namely Abyss, in May 2023. We had released a total of 8 and 5 games (self-developed and licensed mobile and online games) via the platform providers for gameplayers to download during the fiscal years 2023 and 2022, respectively. Apart from selling in-game virtual items, we generated significant revenue from providing software game development services to customers. During the fiscal years ended June 30, 2023 and 2022, we recognized software game development services revenue of $1,269,511 or 26.1% and $83,857 or 3.0% of our total revenue, respectively. The increase of $1,185,654 or 1,413.9% for the fiscal year 2023 was mainly attributable to the completion of the software game development projects for our customers.

Cost of Revenues

For the fiscal years ended June 30, 2023 and 2022, cost of revenue consists of the following:

	For the years ended June 30,
	2023		2022
	US$	Percentage of total cost of revenues (in %)	US$	Percentage of total cost of revenues (in %)
Platform fees	976,491	40.3	663,294	36.6
Royalty fees	902,720	37.2	865,934	47.8
Labor costs	272,385	11.2	85,414	4.7
Other game operation costs that are directly attributable to services provided	273,028	11.3	195,198	10.9
Total	2,424,624	100.0	1,809,840	100.0

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For the fiscal year ended June 30, 2023, our cost of revenues was $2,424,624, an increase of $614,784, or 34.0%, compared to $1,809,840 for the fiscal year ended June 30, 2022. Cost of revenues mainly consist of platform fees, royalty fees, labor costs, and other game operation costs that are directly attributable to services provided. Platform fees represent 40.3% and 36.6% of total cost of revenues for the fiscal year 2023 and 2022, respectively, such fees are charged by the platform providers (such as Apple and Google) associated with the Group’s sales of in-game virtual items via the platform providers’ distribution and payment channels. We are billed monthly by the platform providers based on a standard commission rate on the sale of in-game virtual items to gameplayers via their platforms. The increase on platform fees of $313,197 or 47.2% was generally in line with the increase in revenues. Royalty fees represented 37.2% and 47.8% of total cost of revenues for the fiscal year 2023 and 2022, respectively, we make a profit-sharing arrangement with the licensors that we agree to pay the fee based on a pre-agreed percentage of the Group’s monthly sales of in-game virtual items, net of platform fees from the licensed games. The slight increase in royalty fees of $902,720 and $865,934 for the fiscal years ended June 30, 2023 and 2022, respectively, was in line with the increase in sale of in-game virtual items in connection with our licensed games. Labor costs including labor compensation and related benefits was $272,385, representing 11.2% of total cost of revenue for the fiscal year ended June 30, 2023, an increase $186,971 or 218.9% compared to $85,414, representing 4.7% of total cost of revenue for the fiscal year ended June 30, 2022. The increase was mainly due to the salary increment during the fiscal year ended June 30, 2023 and the increase in headcount of our game developers from 64 at year-end of 2022 to 78 at year-end 2023 for supporting our increase in sales and future expansion. Other game operation costs that are directly attributable to services provided were $273,028, representing 11.3% of total cost of revenue for the fiscal year ended June 30, 2023, an increase $77,830 or 39.9% compared to $195,198, representing 10.9% of total cost of revenue for the fiscal year ended June 30, 2022. Such other game operation costs are mainly comprised of (i) amortization of right-of-use operating lease for office premises in Hong Kong of $210,325 and $154,404 for the fiscal years ended June 30, 2023 and 2022, respectively. The increase of $55,921 or 36.2% was due to the increased monthly lease payment for the new office premises leased in December, 2021.

Overall, the increase in cost of revenues was proportionately less than the increase in revenue due to the fixed costs, including the labor costs and other game operation costs, which do not increase in line with revenue and are spread over the increased revenues.

Gross Profit

For the fiscal year ended June 30, 2023, our gross profit was $2,440,119, representing an increase of $1,465,246, or 150.3%, compared to $974,873 for the fiscal year ended June 30, 2022. As a percentage of revenue, our gross profit increased from 35.0% for the fiscal year ended June 30, 2022 to 50.2% for the fiscal year ended June 30, 2023. The increase was primarily due to the revenue generated from our software game development project that had a higher margin than other service type. The following is our gross profit margin by service type:

	Software game development		Game-related products		In-game virtual items		Total
	For the years ended June 30,		For the years ended June 30,		For the years ended June 30,		For the years ended June 30,
	2023	2022	2023	2022	2023	2022	2023	2022
	US$	US$	US$	US$	US$	US$	US$	US$
Revenue	1,269,511	83,857	252,638	158,530	3,342,594	2,542,326	4,864,743	2,784,713
Cost of revenue	(158,237)	(16,285)	(66,904)	(45,114)	(2,199,483)	(1,748,441)	(2,424,624)	(1,809,840)
Gross profit	1,111,274	67,572	185,734	113,416	1,143,111	793,885	2,440,119	974,873
Gross profit margin	87.5%	80.6%	73.5%	71.5%	34.2%	31.2%	50.2%	35.0%

Our gross profit margin has increased by $1,465,246, or 150.3% to $2,440,119 for fiscal year ended June 30, 2023 from $974,873 for fiscal year ended June 30, 2022 as we are able to maintain our cost structure consistently. The slight increase in our gross margin for each revenue type was mainly due to the growth in our revenues, while fixed costs such as depreciation, amortization and other overhead costs do not increase in line with revenue and are spread over the increased of revenues.

Operating Expenses

Our operating expenses include selling expenses, general administrative expenses and research and development expenses consist primarily of:

●	Selling expenses are mainly comprised of advertising and marketing promotion expenses.

●	General administrative expenses are mainly comprised of compensation and benefits for management and operating personnel, depreciation of fixed assets, office expenses and legal and professional fees.

●	Research and development expenses represent our research and development staff costs including compensation and related benefits related to the software development of the content for the licensed mobile games and the research project for the self-developed mobile games .

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For the fiscal year ended June 30, 2023, our selling expenses were $497,921, representing an increase of $441,739, or 786.3%, compared to $56,182 for the fiscal year ended June 30, 2022. This increase was attributable to the cost incurred for advertising and marketing strategy focusing on digital advertising to market our published mobile games through online channels. The increase in revenues during the fiscal year ended June 30, 2023 has signified the success of our efforts placed in advertising and marketing strategy.

For the fiscal year ended June 30, 2023, our general administrative expenses were $815,312, representing an increase of $222,440, or 37.5%, compared to $592,872 for the fiscal year ended June 30, 2022. This increase was mainly due to:

●	Administrative staff costs comprised of compensation, related benefits and recruitment expenses for our management and operating personnel constitute $513,689 or 63.0% and $411,928 or 69.5% of our general administrative expenses for the fiscal years ended June 30, 2023 and 2022, respectively, representing an increase of $101,761, or 24.7%. The increase was mainly due to the salary increment during the fiscal year ended June 30, 2023 and the additional headcount of operating staff that our headcount increased from 64 at year-end of 2022 to 78 at year-end of 2023.

●	Depreciation of fixed asset constitute $81,221 or 10.0% and $41,252 or 7.0% of our general administrative expenses for the fiscal years ended June 30, 2023 and 2022, respectively.

●	Office expenses comprised of utilities, building management fee, entertainment expenses, low-value computer equipment and consumables constitute $209,472 or 25.7% and $116,248 or 19.6% of our general administrative expenses for the fiscal years ended June 30, 2023 and 2022, respectively, representing an increase of $93,224, or 80.2%. The increase was mainly due to (i) the increment of building management fee during the fiscal year ended June 30, 2023 that we paid $27,686 and $15,402 to the landlord of our office in Hong Kong for the fiscal years ended June 30, 2023 and 2022, respectively, representing an increase of $12,284 or 79.8%; and (ii) the increase in purchase of low-value computer equipment and consumables from $11,300 for the fiscal year ended June 30, 2022 to $27,512 for the fiscal year ended June 30, 2023, representing an increase of $16,212 or 143.5%.

●	Legal and professional fees constitute $10,932 or 1.3% and $23,442 or 3.9% of our general administrative expenses for the fiscal years ended June 30, 2023 and 2022, respectively. The legal and professional fees mainly represent the fees paid for the yearly statutory audit of financial statements and the submission of tax returns as required under the relevant Hong Kong laws and regulations for all companies operating in Hong Kong. Although the amount is insignificant for the fiscal years ended June 30, 2023 and 2022, we expect our legal and professional fees will increase over time, reflecting the expense incurred during the application process of the IPO, as well as the higher costs of operating as a public company after the completion of the IPO.

For the fiscal year ended June 30, 2023, our research and development expenses were $69,751, representing a decrease of $158,486, or 69.4%, compared to $228,237 for the fiscal year ended June 30, 2022. During the fiscal year ended June 30, 2023, we reduced our research and development manpower as our projects reduced. We had 6 and 10 projects (including licensed mobile games and self-developed mobile games) in various stages of research and development as of June 30, 2023 and 2022, respectively.

Other Income

Other income is comprised mainly of miscellaneous income, government grants received for financial support to our business throughout the course of the COVID-19 pandemic.

For the fiscal year ended June 30, 2023, other income was $80,855, representing an increase of $22,561 or 38.7%, as compared to $58,294 for the fiscal year ended June 30, 2022. The increase was mainly due to the increase in government grants of $38,628 from $38,950 for the fiscal year ended June 30, 2022 to $77,578 for the fiscal year ended June 30, 2023.

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Income Tax Expense

We operate our business in Hong Kong and is subject to the Hong Kong corporate income tax rate of 16.5% on income derived from Hong Kong.

For the fiscal year ended June 30, 2023, our income tax expense was $158,465, compared to $nil for the fiscal year ended June 30, 2022. No tax expense incurred in fiscal year 2022 as we utilized our tax losses carried forward from June 30, 2021 to offset the taxable income for June 30, 2022.

Net Income

For the fiscal year ended June 30, 2023, our net income was $979,525, representing an increase of $823,649 or 528.4%, compared to a net income of $155,876 for the fiscal year ended June 30, 2022, primarily due to the reasons discussed above.

Liquidity and Capital Resources

Our principal sources of liquidity and capital resources have been cash flow from operations and cash advances from related parties. We expect to reduce cash advances from related parties after receiving the proceeds from the initial public offering. Our principal uses of cash have been, and we expect will continue to be, for working capital to support a reasonable increase in our scale of operations.

Given our current availability of capital to us, we believe our existing cash, cash equivalents, and cash flow from future operations will be sufficient to fund our operations for the next 12 months from the date of the release of this prospectus. We also believe that sufficient resources will be available beyond that point with the proceeds obtained from the offering of Shares hereunder.

As of June 30, 2023 and 2022, we had cash and cash equivalents of $371,707 and $213,702, respectively.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

Comparison of Fiscal Years Ended June 30, 2023 and 2022

	For the Years Ended June 30,
	2023	2022
	USD	USD

Net cash provided by operating activities	$671,367	$929,087
Net cash used in investing activities	(3,065,577)	(2,125,168)
Net cash provided by financing activities	2,562,459	1,274,519
Net increase in cash and cash equivalents	168,249	78,438
Effect of exchange rate changes on balance of cash held in foreign currencies	(10,244)	4,920
Cash and cash equivalents at the beginning of the year	213,702	130,344
Cash and cash equivalents at the end of the year	371,707	213,702

Operating Activities

For the fiscal year ended June 30, 2023

Net cash inflows from operating activities were $671,367 for the fiscal year ended June 30, 2023. The difference between our net income of $979,525 and net cash inflows from operating activities was due to the adjustment of non-cash items in an aggregate amount of $504,130 and the cash used in operating assets and liabilities in an aggregate amount of $(812,288).

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The adjustment of non-cash items is comprised of (i) depreciation of fixed assets of $102,283; (ii) amortization of intangible assets of 161,148; and (iii) lease expenses of $240,699.

The cash used in operating assets and liabilities was generally attributable to (i) increase in trade receivables of $(784,426), mainly due to the increase in the sale of in-game virtual items near the year-end for which the payment is due in the following year; (ii) increase in deposits and prepayments of $(177,364), mainly due to prepayment of marketing and promotion fees to the third-party vendors for a self-developed mobile game that is scheduled to launch after the year-end which will be fully utilized after the year-end when the services are rendered by the vendors; (iii) increase in deferred cost of $(25,247), mainly due to the increase in the deferred platform fee related to the sale of our virtual durable items that were not delivered yet or consumed by the mobile game players; (iv) increase in trade, other payables and accruals of $102,740, mainly due to the accruals of the estimated amount of withholding tax payable to the Hong Kong tax authority on the licensing fee paid to a Japanese company on a licensed mobile game that we had yet received the tax payment notice as of year-end; (v) decrease in advance from a customer of $(363,072), mainly due to the service related to the advance received was being rendered during the year; (vi) decrease in operating lease liabilities of $(253,793) was attributable to the fixed lease payments made over the lease term for leasing the office premises in Hong Kong; (vii) increase in amount due to a related party, Mr. Wu, our director and controlling shareholder, of $359,008 which represented business advance for operational purposes; (viii) increase in deferred revenue of $171,401, mainly due to cash payments received in advance for the in-game purchase; and (ix) increase in income tax payable of $158,465 which represented the provision amount for income tax.

For the fiscal year ended June 30, 2022

Net cash inflows from operating activities were $929,087 for the fiscal year ended June 30, 2022. The difference between our net income of $155,876 and net cash inflows from operating activities was due to the adjustment of non-cash items in an aggregate amount of $435,078 and the cash generating from operating assets and liabilities in an aggregate amount of $338,133.

The adjustment of non-cash items is comprised of (i) depreciation of fixed assets of $52,785; (ii) amortization of intangible assets of 211,076; and (iii) lease expenses of $171,217.

The cash used in operating assets and liabilities was generally attributable to (i) increase in trade receivables of $(405,220), mainly due to the increase in the sale of in-game virtual items in fiscal year 2022 as we commenced our business in fiscal year 2021 that we did not generated any revenue; (ii) increase in deposits and prepayments of $(103,469), mainly due to certain vendors requiring prepayment for their services near the year-end which prepaid services were not yet fully utilized and we paid a deposit for our newly leased office premises in December, 2021; (iii) increase in deferred cost of $(69,286) which represented the deferred platform fee related to the sale of our virtual durable items that were not delivered yet or consumed by the mobile game players; and (iv) increase in trade, other payables and accruals of $303,497 as we commenced our business in fiscal year 2021 that we did not incur much costs and expenses; (v) increase in advance from a customer of $364,581, mainly due to cash payments received but service was yet rendered during the year; (vi) increase in operating lease liabilities of $156,185 was attributable to the fixed lease payments made over the lease term for leasing the office premises in Hong Kong; (vii) increase in amount due to Mr. Wu of $119,354 that represented business advance for operational purposes; and (viii) increase in deferred revenue of $284,861, mainly due to cash payments were received in advance for the in-game purchase for the virtual durable items.

Investing Activities

Net cash outflows from investing activities were $(3,065,577) for the fiscal year ended June 30, 2023, which was due to (i) payment of $35,579 mainly for the purchase of computer equipment and furniture and fittings; and (ii) payment of $3,029,998 in connection with the development of mobile games that was capitalized as intangible assets during the year.

Net cash outflows from investing activities were $(2,125,168) for the fiscal year ended June 30, 2022, which was due to (i) payment of $221,369 mainly for the leasehold improvements for the office in Hong Kong; and (ii) payment of $1,903,799 in connection with the development of mobile games that was capitalized as intangible assets during the year.

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Financing Activities

Net cash inflows from financing activities were $2,562,459 for the fiscal year ended June 30, 2023, which was attributable to capital injection of $2,562,459 from Mr. Wu, our director and controlling shareholder.

Net cash inflows from financing activities were $1,274,519 for the fiscal year ended June 30, 2022, which was attributable to capital injection of $1,274,519 from Mr. Wu, our director and controlling shareholder.

Off-Balance Sheet Arrangements

As of June 30, 2023 and 2022, we had no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Internal Control over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal controls and our independent registered public accounting firm has not conducted an audit of our internal controls. However, in connection with the audit of our consolidated financial statements as of and for the fiscal years ended June 30, 2023 and 2022, we and our independent registered public accounting firm identified a material weakness in our internal controls. As defined by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) lack of sufficient personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements.

Our independent public accounting firm has made recommendations to us to remediate such material weakness. We have started and intend to continue to implement the recommended measures designed to improve our internal controls to address the underlying causes of the material weakness. In particular, we have commenced searching for full time qualified accounting personnel with experience in U.S. GAAP to fill up the key roles in the finance operations and expect interviews to commence prior to listing and the appointment of the suitable personnel to be made within six months after listing. We have also hired a specialized U.S. GAAP accounting consultant to assist us in the preparation of our financial statements in U.S. GAAP. Moreover, the U.S. GAAP accounting consultant has commenced training and provide guidance to our existing accounting personnel on accounting treatments relevant to U.S. GAAP. We expect all material weaknesses to be remediated within six months after listing at no material cost. However, the implementation of this measure may not fully remediate the material weakness in a timely manner. In the future, we may determine that we have additional material weakness or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Critical Accounting Policies and Estimates

Trade receivables

Trade receivables are amounts due from third-party digital game distribution platforms, such as the Apple App Store, the Google Play Store for sale of in-game virtual items to the players. Trade receivables are recorded at the invoiced amount and do not bear interest.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and considers the past collection experience, current economic conditions and expected future economic conditions. The Group did not record provisions for expected credit losses for the years ended June 30, 2023 and 2022.

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Capitalized software development costs

Capitalized software development costs (comprise of staff compensation and related benefits) represents costs incurred for self-developed mobile games. Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. The technology feasibility of a product requires both technical design documentation and game design documentation. Significant management judgments and estimates are applied based on the feasibility report for each product where proven technology exists in assessing when the capitalization shall commence for software development costs and the evaluation is performed on a product-by-product basis. The gain or loss on the disposal of capitalized software development costs is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized on the consolidated statements of operations and comprehensive income.

Commencing upon a product’s release, capitalized software development costs are amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. The Group has continued to focus on delivering increased content in the licensed and self-developed mobile games to the players and to deliver such content more frequently through in-game updates which would possibly extend the estimated economic lives of the products and in those cases, the capitalized software development costs would be amortized over longer periods of time. Whereas when certain events or changes in operating conditions occur, an impairment assessment is performed and lives of the products in connection with the capitalized software development costs with determinable lives may be adjusted. If expectations of the usefulness of the software content are revised downward, the unamortized cost is written down to the fair value which establishes a new cost basis.

Capitalized software development costs with finite useful lives are amortized over the estimated economic lives of the products in connection with capitalized software development costs as follows:

Types of capitalized software development costs	The estimated useful lives of the products in connection with capitalized software development costs

Contents for the self-developed mobile games	2-5 years, based on the underlying contents for the self-developed mobile games expected to contribute to the future cash flows

Impairment of Long-Lived Assets

The Group tests its long-lived assets for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others and without limitation: a significant decline in the Group’s expected future cash flows; a significant adverse change in legal factors or in the business climate of the Group’s operations; unanticipated competition; and slower growth rates. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Revenue from contracts with customers

The Group adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The Group generates revenue through the provision of software game development service and sale of in-game virtual items.

When control of the promised goods and services are transferred to the customers, the Group recognizes revenue in the amount that reflects the consideration the Group expects to receive in exchange for these services. The Group determines revenue recognition by applying the following five-step model:

●	Identification of the contract, or contracts, with a customer;

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●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Group satisfies a performance obligation.

Performance obligations

In accordance with ASC 606-10-25-19, the Group assesses the promises in the contract to determine whether promised goods or services are distinct performance obligations if both of the following criteria are met:

1.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).
2.	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The Group notes the following performance obligations:

●	The software game development service that provides customized software games to customers involves a number of stages, which is an integration service to incorporate individual services into a combined output. Each individual service cannot benefit the customers on its own. The Group determines this to be a combined distinct performance obligation.

●	The sale of in-game virtual items that delivers virtual currencies or virtual goods is determined to be a distinct performance obligation as a player can benefit from the purchase to enhance his gameplay experience on its own.

●	The sale of game-related products includes a printed card and an in-game virtual item. The in-game virtual item embedded in a printed card provides the card owner with a distinct gameplay experience as part of the overall product. The Group determines this to be two distinct performance obligations.

Estimated Standalone Selling Price

In accordance with ASC 606-10-32-29, to meet the allocation objective, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis. The Group obtains the transaction price of performance obligations by using the selling prices for performance obligations with observable prices sold on a standalone basis. When observable prices are not readily available, the Company estimates the standalone selling prices by using the expected cost plus a margin approach.

Software game development service

Revenue generated from software game development revenue service represents the provision of customized software games that are internally designed, built, tested and delivered to the customers. The Group recognizes revenue that are satisfied over time by measuring the progress toward complete satisfaction of the performance obligation using a single method of measuring progress which depicts the performance in transferring control of the associated goods or services to the customers. The Group uses input methods to measure the progress toward the complete satisfaction of performance obligations satisfied over time. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement. At each reporting period, the Group measures the progress based on the budgeting and costing systems and estimates the proportion of service rendered based on engineering inspections or the ratio of costs incurred to estimated total costs.

As of June 30, 2022, the Group recorded the advance from a customer amounting to $362,614 on the Group’s balance sheets when cash payments were received prior to earning revenue upon satisfying the performance obligations pertaining to the software game development services, As of June 30, 2023, all software game development services were fully rendered such that the Group has no remaining performance obligations and has received all of the amounts promised by the customers. All money received, including the balance of the advance from a customer as of June 30, 2022 had been recognized as revenue during the fiscal year ended June 30, 2023.

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Sale of in-game virtual items

Revenue generated from the sale of in-game virtual items represents microtransactions of downloadable content. The Group operates licensed mobile games and self-developed mobile games under free-to-play model. Microtransaction revenue is derived from the sale of virtual currencies and virtual goods to the players to enhance their gameplay experience. Payments from players for in-game purchase are non-refundable. Proceeds from the sales of these virtual items are initially recorded in deferred revenue. Proceeds from sales of virtual currencies are recognized as revenue when a player uses the virtual goods purchased with a virtual currency. Proceeds from the sales of virtual goods are recognized as revenue when a player uses the virtual goods. The Group categorizes the virtual goods as either “consumable” or “durable”. Consumable virtual goods represent goods that can be consumed by a specific player action; accordingly, the Group recognizes revenue when the performance obligation is satisfied upon the delivery of consumable virtual goods as the goods are consumed. Durable virtual goods represent goods that are accessible to the players over an extended period of time; accordingly, the Group recognizes revenue from the sale of durable virtual goods ratably over the estimated service period.

Estimated service period

The Group considers a variety of data when determining the estimated service period for the mobile game players, including the weighted average number of days between players’ first day played online and the time at which the players become inactive or cease engaging with our content for a period of time. The Group also considers known online trends such as the service period of the Group’s previously released games and the service periods of competitors’ games that are of a similar nature. Based on the evaluation, the estimated service period for players of the Group’s current mobile games is 3 months.

Future data patterns could change from historical patterns as a result of various factors, including, but not limited to, changes in the content of the mobile games, frequency of the content delivery, competitors’ offerings and other changes that impact the players’ engagement that management of the Group may not be able to predict reasonably.

Principal agent considerations

The Group reported revenue generated from sales of virtual items on gross basis of the sales made to the paying players. For licensed mobile games, proceeds earned from the selling of in-game virtual items are shared between the Group and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the channel costs. Fees paid to third-party game developers and third-party digital game distribution platforms are recorded as “cost of revenue” on the consolidated statements of operations.

The Group acts as the principal in the sale of virtual items due to the following reasons:

●	The Group is primarily responsible for fulfilling the promise to provide the specific good or service.

●	The Group has discretion in establishing the price for the specific good or service.

Sale of game-related products

Revenue generated from the sale of game-related products represents the sale of physical objects (the cards in which each card has printed a character from the game and includes a QR code). These cards relate to the content of the game developed for a licensed mobile game and are sold through several distribution stores and the cards that are sold to the end consumers are non-refundable and non-exchangeable. Aside from being a collectible item of the card itself, the card can also provide in-game content to the card owner when the QR code is scanned with a compatible mobile phone.

The Group determines revenue recognition by applying the five-step model and determines the transaction price to each performance obligation. The Group recognizes a portion of revenue upon the delivery of the cards to end consumers and recognizes the remaining portion of revenue ratably over the estimated service period related to sale of the durable virtual goods embedded in the cards. The Group has no remaining performance obligations on the sale of game-related products as of June 30, 2023.

Deferred revenue

The Group recorded trade receivables related to revenue when the Group has an unconditional right to invoice and receive payment. The Group records deferred revenue as the contract liabilities on the Group’s balance sheets when cash payments are received in advance of earning revenue upon satisfying the performance obligation. As of June 30, 2023 and 2022, the Group recorded deferred revenue of $455,141 and $283,324 in connection with the remaining performance obligations related to the in-game purchase of virtual items from end consumers. During the fiscal year ended June 30, 2023, $283,324 of revenue recognized was included in the Group’s deferred revenue as of June 30, 2022, respectively. The Group expects to recognize an aggregate of $455,141 of revenue over the performance period in the next 12 months.

Segment reporting

The Group generates its revenue from one service line and operates as a single operating segment. Due to the integrated structure of the Group’s business, the Group’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance.

The Group’s disaggregation information of revenue by each product and service or each group of similar products and services type which were recognized based on the nature of performance obligation is as follows:

	For the years ended June 30,
Service Type	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Software game development	$1,269,511	26%	$83,857	3%
Game-related products	$252,638	5%	$158,530	6%
In-game virtual items	$3,342,594	69%	$2,542,326	91%
Total	$4,864,743	100%	$2,784,713	100%

	For the years ended June 30,
Revenue Type	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Revenue recognized over time	$1,723,244	35%	$271,950	10%
Revenue recognized at point in time	$3,141,499	65%	$2,512,763	90%
Total	$4,864,743	100%	$2,784,713	100%

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The table below sets forth a breakdown of our revenue classified by geographical locations according to revenue generated from software game development for our customers, sale of games related products and sale of in-game virtual items for the years ended June 30, 2023 and 2022:

	For the years ended June 30,
Areas	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Hong Kong	$4,231,656	87%	$2,642,150	95%
Taiwan	$348,954	7%	$62	0%
Macau	$104,025	2%	$122,419	4%
Other countries	$180,108	4%	$20,082	1%
Total	$4,864,743	100%	$2,784,713	100%

During the years ended June 30, 2023 and 2022, all revenue was generated from third parties.

Income Taxes

The Group accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Group conducts business activities in Hong Kong and is subject to taxes in Hong Kong. The Group files tax returns in Hong Kong and subject to examination by Hong Kong tax authority.

Concentrations and Risks

Concentration of Credit Risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, trade receivables and deposits and prepayments. As of June 30, 2023 and 2022, substantially all of the Group’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

The Group utilizes platform providers to distribute, market, promote and collect payments from players for the Group’s self-developed and licensed mobile games. A significant portion of the Group’s 2023 and 2022 revenue was generated from players who purchased the in-game virtual items through these platforms. The Group performs ongoing credit evaluations and maintain allowances for potential credit losses (note 2.5).

Details of the platform providers and other customers which accounted for 10% or more of the revenue are as follows:

	For the years ended June 30,
	2023	% revenue	2022	% revenue
Apple Inc.	$1,814,747	37%	$1,218,312	44%
Google Inc.	1,506,166	31%	1,324,015	48%
Customer A	1,141,916	23%	83,857	3%
	$4,462,829	91%	$2,626,184	95%

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Details of the platform providers and other customers which accounted for 10% or more of the trade receivables are as follows:

	As of June 30,
	2023	% trade receivables	2022	% trade receivables
Apple Inc.	$510,394	43%	$95,170	24%
Google Inc.	189,737	16%	84,855	21%
Customer A	487,990	41%	223,009	55%
	$1,188,121	100%	$403,034	100%

Details of the platform providers and other vendors which accounted for 10% or more of the total vendor costs are as follows:

	For the years ended June 30,
	2023	% service costs	2022	% service costs
Apple Inc.	$579,233	24%	$362,715	20%
Google Inc.	272,573	11%	215,497	12%
	$851,806	35%	$578,212	32%

Details of the licensors and other vendors which accounted for 10% or more of the total vendor costs are as follows:

	For the years ended June 30,
	2023	% service costs	2022	% service costs
Licensor A	$900,939	37%	865,170	48%

Details of the licensors and other vendors which accounted for 10% or more of the trade payables are as follows:

	As of June 30,
	2023	% trade payables	2022	% trade payables
Licensor A	$149,028	99%	$113,712	99%

Quantitative And Qualitative Disclosures About Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Company monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Company’s operations and mitigate the effects of fluctuations in cash flows.

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INDUSTRY

The information presented in this section has been derived from an industry report commissioned by us in December 2023 and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position around the world. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Overview of the Macroeconomic Environment of the Gaming Industry

Total Number of Internet Users and Internet Penetration Rate Worldwide

In 2022, there were 5.1 billion internet users worldwide. Driven by the popularity of mobile phones, the number of internet users increased from 3.73 billion in 2018 to 5.1 billion in 2022, a CAGR of 8.1%. The internet penetration rate is the percentage of the population that has access to the internet. The availability and quality of internet infrastructure, such as broadband networks, fiber optic cables, and mobile networks, contributes to the growth of internet penetration. It is estimated that the global internet penetration rate in 2027 will reach 86.1%. Increasing internet penetration rates provide the foundation for a larger user base, improved gaming experiences, and expanded monetization opportunities. It contributes to the growth and higher demand for mobile games as more people gain access to the internet and engage with mobile gaming content.

Mobile Game Downloads

Mobile game downloads continue to achieve substantial numbers annually, primarily due to the increasing popularity and capabilities of smartphones. The number of mobile downloads increased from 38.4 billion in 2018 to 55.6 billion in 2022, a CAGR of 9.7%. As of 2023, the global population of mobile gamers exceeds 1.92 billion. Mobile gaming revenue accounts for a significant 77.7% of the total gaming industry revenue, and approximately 8% of total mobile usage time is dedicated to playing mobile games.

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Overview of PC and Mobile Game Development Market

Definition and Classification of PC and Mobile Gaming

●	The PC and mobile game development market refers to the industry focused on creating video games for personal computers and mobile devices such as smartphones and tablets. Companies in this market are involved in various aspects of game development including programming, art and animation, game design, quality assurance, localization, publishing, distribution and monetization.

●	Particularly for mobile game, the popularity of smartphone accelerates the growth of mobile game industry in Hong Kong, Taiwan and other economies. The convenience of mobile games enables players to play games during fragmented time, making mobile games the most popular online game segment.

●	Below sets out the common examples of genre of PC and mobile games.

By genre:

Action	Action games include shooting galleries, old-school arcade games, fast-moving fighters, crash- producing races and etc.

Adventure	Adventure games span a wide variety of experiences, they typically blend reflex testing and puzzle solving, and take you to exciting and interesting places and situations.

Role-playing games	Role-playing games (“RPG”) are complex games that generally involve journeys, heavy storylines and diverse characters. Role-playing games can also incorporate other features, for instance, Action role-playing games fuse real-time combat with RPG mechanics for fast-paced action gameplay focused on building an effective battle-ready character through questing and looting.

Card and board games	Card games include Mahjong, poker, solitaire, rummy, euchre, and etc.

Sports and racing	Sports games include basketball game, football game, baseball game and etc. Racing games are high speed driving simulations games

Strategy	Strategy games are about taking turns on a battlefield or other competitive arena. They generally include Chess, checkers, and many classic board games.

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Classification by Terminal Types:

●	PC games are designed to be played on a personal computer. Usually downloaded through digital distribution platforms like Steam, Epic Games Store, etc. PC can support higher end graphics and processing requirements compared to consoles. Keyboard, mouse and specialty controllers are used.

●	Mobile games are online games played on a feature phone, smartphone/tablet, smartwatch, PDA, portable media player or graphing calculator. It is tailored for touchscreen interfaces and mobile processors. Casual, hyper-casual and mid-core games dominate.

●	Browser games are online games that are played over the internet using a web browser. Browser games include all video game genres and can be single-player or multiplayer games. Browser games are also portable and can be played on multiple different devices, web browsers, and operating systems.

●	Others (i) Console games, are usually controlled and manipulated using a handheld device connected to the console, which is also called controller. The controller generally contains several directional control buttons, each of which has been assigned a purpose for interacting with and controlling the images on the screen; (ii) Virtual Reality Games - Designed for VR headsets like Oculus Rift. Immersive and interactive experiences.

Value Chain Analysis:

The upstream of the value chain of PC and Mobile Game Development industry consist of intellectual property holders who design original game worlds, characters, and assets to be licensed to developers, as well as game engine enterprises that architect robust and feature-rich software toolkits to expedite game design and reduce technical hurdles. Midstream participants leverage these upstream innovations to craft immersive and interactive gaming titles across a multitude of genres from adventure to strategy simulations. Large publisher-developers often internalize the entire production process including programming, art design, quality assurance testing and game mechanics, while external third party developers are also commissioned during the development of certain process. The finished products are subsequently published through digital distribution platforms and proprietary virtual marketplaces such as Steam, Apple App Store, and Google Play Store, who facilitate sales, delivery, maintenance and community engagement. Downstream, the interactive entertainment games reaches end-user consumption on personal computer and mobile computing devices. Passionate gaming communities and influencers facilitate greater awareness of new and upcoming releases through critiques, guides, content creation and word-of-mouth recommendations. Physical retail outlets participate downstream by providing an alternative channel for software procurement and related gaming merchandise. This succession across upstream enablement, midstream production partners, and downstream dissemination touchpoints constitutes a cohesive value sequence designed to transform creative gaming concepts into premier interactive entertainment experiences.

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Market Size of Mobile Gaming

The market for mobile games has boomed over the past decade, driven by smartphone proliferation, free-to-play models, and digital app stores. In recent years, the mobile gaming industry has posted tremendous double-digit growth. Casual games and popular games such as action role play games optimized for mobile have brought gaming to mass market demographics globally. Overall, the market size of global mobile game development industry has grown from US$78.0 billion in 2018 to US$162.8 billion in 2022, representing a CAGR of approximately 20.2%. Looking ahead, the global mobile games market is projected to continue robust growth driven by key trends like cloud gaming, AR/VR integration, and further geographic expansion in developing regions where smartphone use is rising rapidly. As technology enables more immersive experiences on mobile, the industry’s prospects remain very strong. The market size of global mobile game development industry has grown from US$179.4 billion in 2023 to US$255.8 billion in 2027, representing a CAGR of approximately 9.3%.

Global Average Revenue per Users of Mobile Game:

The average revenue generated per mobile gamer worldwide has increased steadily over the past several years. As the mobile games market has grown exponentially, monetization techniques have evolved to maximize the average revenue per users. In the early 2010s, paid downloads were the dominant model, resulting in single-digit ARPU while the rise of free-to-play with in- app purchases, ad models, and better segmentation in recent years have since driven growth. The Average Revenue per Users is projected to continue rising, attaining US$100.2 in 2027, as more sophisticated monetization and targeting personalize user experience to incentivize spending.

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Hong Kong Average Revenue per Users:

In Hong Kong, the average revenue per users for mobile games is estimated to be US$64.8 in 2022.This high spending is enabled by Hong Kong’s affluence and prevalence of in-app purchases. Popular genres include puzzles, action role-playing game, arcade, strategy and battle royale games usually generate a certain amount of revenue. Similarly, Taiwan has a robust average revenue per users for mobile games projected at around US$182.5 in 2022. Gamers in Taiwan spend heavily on competitive multiplayer titles and games tied to IP like anime characters.

Going forward, ample disposable income and established spending habits will continue to drive monetization potential in Hong Kong and Taiwan. With their technical capabilities and engaged users, both markets will remain highly attractive mobile gaming hubs.

U.S. Average Revenue per Users:

In 2022, the average revenue per users of mobile game in the U.S. is US$ 74.9, higher than US$41.3 of the PRC. The average revenue per users can be influenced by revenue streams such as in-app purchases, subscriptions, and advertising. Additionally, the popularity and success of some mobile games, such as Pokémon Go, Candy Crush Saga, and Honor of Kings, have contributed to the overall revenue growth in the U.S. and the PRC mobile game market. The average revenue per users of mobile game in the U.S. and the PRC is expected to increase at the CAGR of 7.2% and 5.9% respectively from 2023 to 2027.

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Rapid growth in smartphone and tablet adoption:

The massive proliferation of smartphones and tablets over the last decade has vastly expanded the addressable market for mobile games. Particularly, the smartphone penetration rate in Hong Kong among people over ten years old has risen from 89.8% in 2018 to 92.9% in 2021. As smartphone ownership grows globally, the sheer number of potential mobile gamers has skyrocketed. Advances in mobile processors, screen technology, battery life, and internet connectivity have also enabled developers to create increasingly sophisticated games for both iOS and Android devices. In particular, action RPGs with touch-based combat have become very popular on mobiles. These games leverage gesture controls for combat moves and special abilities and the pick-up-and-play nature of action RPGs favors mobile gaming in short bursts. The rise of free-to-play games with in-app purchases has also tapped into smartphone owners’ comfort with app spending. As each new generation of devices packs more power, the gap with console and PC gaming continues to shrink, further driving developers to enter the thriving mobile gaming market.

Advancements in digital distribution platforms:

The rise of digital game storefronts and platforms such as Steam, Epic Games Store, Apple App Store, and Google Play Store has been a major market driver by greatly improving access and distribution for PC and mobile games. By handling digital rights management, microtransactions, patching and updates, digital marketplaces enable developers to easily publish their games to millions of gamers worldwide. Features such as user reviews and recommendations make it simpler for titles to get discovered. Payment systems also allow free-to-play games to thrive through in-app purchases. The success of indie games hits such as Among Us and Stardew Valley has been fueled by digital storefronts. Reduced distribution costs and friction provided by these platforms have democratized game development, empowering individual developers and smaller studios to compete on a global scale. Automated deployment pipelines have also enabled faster iteration and continuous content updates. These digital ecosystems have unlocked tremendous market opportunities while providing developers high-bandwidth, global reach for their games.

Rise of free-to-play business models:

The rise of free-to-play business models has dramatically expanded the gaming market by lowering barriers to entry for game players. By allowing players to download and enjoy core game experiences for free, developers can attract a huge user base and generate revenue from optional in-app purchases and in-game ads. Such strategy has provided ongoing monetization through constantly updated content, battle passes, cosmetics, and upgrades designed to entice spending from engaged players. By removing the need to buy games upfront, free-to-play with microtransactions has become the dominant model especially on mobile. Games such as Fortnite and Genshin Impact demonstrate are some examples of successful free-to-play games that starts with free game play experience and opportunities generated from in-app purchases. The potential for huge reach and revenue with smaller individual purchases has attracted even more developers and publishers to adopt this business model. Free-to-play has opened gaming to wider demographics who are unwilling or unable to pay premium upfront costs, driving market growth.

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Growth of online multiplayer gaming:

The advent of ubiquitous connectivity and advancements in networking technology has catalyzed substantial market opportunities around online multiplayer gaming. By enabling real-time social play with friends or strangers worldwide, developers are able to cultivate loyal, engaged user communities. The virtual socialization and competitive elements of multiplayer gaming foster strong retention and recurring engagement. Furthermore, persistent online worlds facilitate the integration of dynamic live services including seasonal content updates, tournaments, leaderboards, and other recurring events to continually stimulate the player base. Multiplayer mechanics also lend themselves to the implementation of in-game economies and microtransactions. From an industry standpoint, the thriving ecosystem around multiplayer gaming has become lucrative for monetization and revenue growth through both organic and performance marketing channels. In turn, the addressable market is amplified significantly by transitioning gaming from a solitary to shared experience.

Ongoing tech innovations:

Continuous technology innovations and infrastructure enhancements are catalyzing new avenues for interactive entertainment experiences and access models. Immersive technologies such as augmented and virtual reality are unlocking more immersive gaming environments. The propagation of 5G networks and edge computing will enable richer, higher-fidelity content streamed across devices. Further, cross-platform and cloud gaming facilitate gaming across multiple access points by decoupling processing from end-user hardware. Underlying enhancements in processing power, battery technology, display quality and internet broadband penetration continue to push the boundaries of gameplay possibilities. From a strategic perspective, technological disruption breeds opportunities for first-mover advantage and differentiation. It compels incumbent publishers to continually upgrade core intellectual property and evolve engagement models to appease increasingly sophisticated user preferences.

Influence of influencers and esports:

The proliferation of gaming influencers, livestreaming and esports has cultivated passionate digital communities that drive discovery, engagement and retention for game titles. Influential content creators on platforms like YouTube and Twitch promote games to loyal followers through entertaining gameplay commentary and guides. Their advocacy provides organic marketing reach and momentum for game launches and updates. Competitive esports leagues and events around popular titles like League of Legends and Counter-Strike further cement gaming’s mainstream appeal and enable publishers to nurture these titles as long-term platforms. The spectator phenomenon around gaming content fosters durable meta-gaming experiences beyond just playing. From an industry perspective, influencer and esports ecosystems provide manifold avenues to increase awareness, penetrate untapped demographics, retain players through social ties, and build enduring franchises, thereby catalyzing substantial upside for user base expansion and revenue generation through both organic and performance marketing efforts.

Booming of casual gaming:

The proliferation of casual games represents a burgeoning market opportunity as gaming permeates mainstream channels and demographics. Characterized by simple mechanics, short play sessions and wide accessibility, the casual genre encompasses an array of mobile puzzles, arcade games, simulations and board game adaptations. From a strategic perspective, the sector’s muted learning curve and focus on mass market appeal fosters an expansive user funnel unconstrained by prior gaming proficiency. It effectively converts non- traditional gamers into active players. The bite-sized nature also complements modern digital lifestyles. For developers, it offers a lucrative conduit to grow audience scale and capitalize on players remotely inclined to more complex or time-intensive experiences. While monetization per user remains lower, the aggregate volume and reach have mobilized substantial revenues from in-app purchases. In summary, the casual gaming boom has effectively removed participation barriers and represents a thriving avenue to introduce interactive entertainment to contemporary mainstream users.

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Geographical expansion into different areas:

Emerging regions like Southeast Asia, India, and Latin America represent untapped growth frontiers where affluence and digital infrastructure are conducive to converting internet users into gamers. Localization initiatives around language, pricing, and culturalization also help publishers penetrate new demographics abroad. Furthermore, global diversification mitigates reliance on saturated segments. The geographic diffusion of gaming is still in its nascency in many areas. It provides incumbent publishers receptor capacity to extend tentpole franchises and acquire new audiences.

Market Challenges

Shortened product lifecycle:

The rapid acceleration of content consumption and continuous roll-out of PC and mobile games has resulted in substantially truncated product lifecycles and the accelerated decay of titles in such domain. Where franchises used to stay popular for years, modern games are often only played for months unless they get constant updates with new content and events. This means developers need to keep feeding players fresh stuff or consumers will lose interest fast. Overall, the short time that players stay excited about games makes it harder for developers to monetize before fans move on, which is expected to push developers to find ways to make revenue fast when a game is hot. The short lifespans of success in the gaming world is a tough challenge for developers.

High discovery and marketing costs:

With thousands of games vying for audience acquisition per day, the impedance and cost to achieve market viability continues to amplify. Large incumbent publishers leverage economies of scale in user acquisition and harness key performance indicators around lifecycle management. Conversely, smaller developers face asymmetrical challenges to get discovered organically, which multiplies the requisite spending on performance marketing channels. Overall, efficiently navigating the competitive promotional landscape represents a persistent quandary, especially for studios lacking sizable audiences and marketing resources.

Highly competitive intensity:

The massive popularity and low barriers to entry in the gaming market have created fierce competitive dynamics. While thousands of titles release every day across mobile app stores and digital PC platforms, succeeding in the crowded gaming landscape requires flawless execution across retention, monetization, and standing out through innovation or marketing. The intensity of competition strains the viability of smaller firms and elevates the risk of new product launches.

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BUSINESS

Overview

Headquartered in Hong Kong, we are engaged in the development of mobile and online games, including game design, programming and graphics, and distribute our own mobile and online games on various platforms. We leverage on (i) the innovative, creative and technical talents and capabilities of the Hong Kong gaming industry community and (ii) the multicultural environment and diversified interests of mobile and online game players in Hong Kong, and strive to produce and market a wider range of attractive, immersive and interesting mobile and online game genres to global gameplayers.

Our core product offerings are:

●	Own Games Development. We develop, market and distribute our own mobile and online games;

●	Licensing of Third Party Games. We license the rights to mobile and online games from other game developers for the purposes of localization, marketing and publishing; and

●	Software game development services. We provide mobile and online gaming related software game development services to our customers.

In addition, we are developing a multi-functional mobile and online gaming platform on which our games as well as games from other gaming companies can be published online and on mobile devices. The platform will also comprise social media chatting, live streaming, advertising and e-commerce functions to enhance its attractiveness and “stickiness” to users.

As at June 30, 2023, the Company has 78 experienced employees working as producers, game designers, artists, game engine developers and marketing staff, and we are one of the few game development companies in Hong Kong that has a direct labor force of over 50 employees with game development skills.

Financial Highlights

For the fiscal years ended June 30, 2023 and 2022, our revenues were $4,864,743 and $2,784,713, respectively, and we recorded net income of $979,525 and $155,876, respectively.

OUR INDUSTRY

According to Frost & Sullivan, the market for mobile games has boomed over the past decade, driven by smartphone proliferation, free-to-play models, and digital app stores. In recent years, the mobile gaming industry has posted double-digit growth. Casual games and popular games such as action role play games optimized for mobile have brought gaming to mass market demographics globally.

The average revenue generated per mobile gamer worldwide has increased steadily over the past several years. As the mobile games market has grown exponentially, monetization techniques have evolved to maximize the average revenue per user. In the early 2010s, paid downloads were the dominant model, resulting in single-digit ARPU while the rise of free-to-play with in- app purchases, ad models, and better segmentation in recent years have since driven growth. The Average Revenue per Users is projected to continue rising, attaining US$100.2 in 2027, as more sophisticated monetization and targeting personalize user experience to incentivize spending. See “Industry.”

We believe that mobile gaming will continue to be the largest segment of the market and therefore view it as a priority market in which we intend to direct most of our resources in both content development and mobile and online game publications in the future to further expand our customer base.

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OUR PRODUCTS AND SERVICES

Own games development:

We develop new mobile and online games, which we distribute to various regions via various third-party gaming platforms for gameplayers to download and play.

Abyss

We started the production of “Abyss” in March 2021. Abyss is our first self-developed and owned game. Abyss is an action role-playing game (“ARPG”) and is an action-packed free-to-play fantasy adventure cooperative ARPG enriched with roguelike elements. Embark on a journey into an endless dungeon, seeking potent equipment while confronting formidable creatures fueled by the captivating essence of biopunk enchantments. We have also developed some unique features, such as intense multi-players combat dynamics, exploration of magical ARPG topography and unbridled customization of adventurers and armaments, to enhance the game experience of our game players. We have completed development of Abyss, and in May 2023, we launched it on various platforms, including Apple App Store and Google Play Store, for gameplayers to download and play.

According to Frost & Sullivan, Abyss is ranked No. 1 amongst RPGs released by local game development companies in Hong Kong in terms of downloads after its launch. In addition, Abyss was also awarded the Best Indies of 2023 game by Google Play in Hong Kong.

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This game not only gained popularity in the Hong Kong and Taiwan markets but also attracted gameplayers from Thailand, Europe, and the U.S. In July 2023, the Company granted an exclusive license to a mainland China mobile game publisher to localize and launch Abyss in the region of mainland China that excludes Hong Kong, Macau and Taiwan. The license agreement has a term of three years, automatically renewable for an additional year. As at the date of this prospectus, the game is being localized and internal tested by the mainland China company and this mobile game publisher also has applied for an internet publishing service license from the relevant regulatory authorities in mainland China in October 2023 before launching the game.

To enhance the gameplayers’ experience, we offer the gameplayers to purchase in-game tokens and convert them into virtual items during the course of playing. See “In-Game Tokens” below.

For the fiscal year ended June 30, 2023, Abyss generated $586,674 of revenue and had DAUs of 24,597, MAUs of 354,618, and MPUs were 12,305. The monthly payer conversion rate is 3.5% and the ARPPU of Abyss was $23.8 since its commercial launched in May 2023.

Mythicland

In November 2021, we started the production “Mythicland,” our second self-developed and owned game. Mythicland was launched in September 2022 on various platforms, including Apple App Store and Google Play Store, for gameplayers to download and play.

Mythicland is a role-playing game. In this game, gameplayers embark on a journey to save the world and unite different goddesses to form a team and fight off the darkness that threatens the continent of Kamiki.

The game features an easy-to-use development system and offers a variety of characters to choose from, each with unique abilities and personalities. Additionally, the game has a unique combat system that allows gameplayers to enjoy a different experience while playing. The game also features stunning Japanese-style graphics, with adorable chibi characters.

Gameplayers can form their own teams and enjoy a variety of strategies to overcome different levels. The game also features multiple mazes with rich rewards, allowing gameplayers to explore different paths and test their skills.

For the fiscal year ended June 30, 2023, Mythicland generated $56,265 of revenue and had DAUs of 776, MAUs of 7,666, and MPUs of 112. The monthly payer conversion rate is 1.7% and the ARPPU of Mythicland was $53.6 since its commercial launched in September 2022.

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Due to a subsequent management team’s decision to retain resources to develop and commercialize more new games, we sold all of our rights to Mythicland to an unrelated third party in September 2023. The selling price for the rights to Mythicland was approximately $258,000 (approximately HKD 2 million). We derecognized the previous capitalized costs of approximately $171,000 related to this self-developed mobile game and recorded a gain on disposal of approximately $87,000 upon the date of completion.

Games in our Pipeline. As of the date of this prospectus, we are in the process of developing the following new mobile and online games and the titles for these games may undergo changes prior to launching:

M2

“M2” is a cutting-edge strategy card mobile game set against the backdrop of a futuristic technological metropolis, employing an innovative idle placement mechanism as its primary resource acquisition method. Positioned as a game with a focus on idle gameplay, M2 allows gameplayers to acquire developmental resources through strategic idle placement, affording them the enjoyment of cultivation during brief intervals. To enhance gameplayers’ experience, the game features a distinctive growth system whereby gameplayers need only cultivate five primary heroes, with the ability to share levels among additional heroes. This flexibility empowers gameplayers to freely strategize their card combinations, dynamically altering the course of battles by modifying their lineup and positioning. Furthermore, the inclusion of randomly generated mazes with roguelike elements introduces a substantial exploratory dimension, significantly elevating the game’s overall playability. We estimate that M2 will be commercially launched in the first quarter of 2024.

Solitaire

“Solitaire” is a fusion of solitaire, idle placement, RPG, and nurturing strategy card elements, represents an innovative gaming endeavor. Distinguished by its opulent graphical presentation, the game primarily revolves around the idle placement of strategy cards, complemented by the incorporation of solitaire elements. Beyond engagement in core mainline upgrade activities, gameplayers can amass considerable resources through solitaire games, thereby unlocking exclusive levels or resources. We believe this pioneering game design is crafted to deliver a rejuvenating and novel experience to a broad gameplayer demographic. We estimate that Solitaire will be commercially launched in the second quarter of 2024.

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Mascot Whoops

“Mascot Whoops” is a strategic action game that immerses gameplayers in the enigmatic ambiance of an ancient sacred arena set against the backdrop of antiquity. The game intricately weaves together renowned mythological and historical heroes, including figures from Greek mythology like Athena and Apollo, as well as notable characters from the Three Kingdoms era such as Lu Bu and Zhao Yun. Norse gods such as Thor, fantastical creatures inspired by the Classic of Mountains and Seas, and Japanese yokai like Tengu and Inuyasha further enrich the diverse and captivating character roster. Structured around a tiered class-based progression system, the game’s central gameplay revolves around gameplayer vs gameplayer engagements, emphasizing rich strategic depth and intense competition. Each match is meticulously designed to conclude within a concise timeframe of no more than two minutes, facilitating dynamic and competitive gameplay while accommodating gameplayers with limited availability, thus ensuring accessibility for enthusiasts seeking engaging experiences in brief intervals. We estimate that Mascot Whoops will be commercially launched in the second quarter of 2024.

Three Kingdoms Warring

The “Three Kingdoms Warring” narrative unfolds within a fantastical world dominated by a mysterious towering pagoda. The overarching plot centers on the pursuit of the countless treasures concealed within the tower, compelling summoners to enlist the assistance of historically significant figures in a quest to ascend to the pinnacle and secure unparalleled rare artifacts. The game’s design is underpinned by a discernible and streamlined growth system, with multiplayer competition serving as the cornerstone of the gameplay. The incorporation of diverse competition systems aims to deliver an enduringly gratifying experience, striking a harmonious balance between relaxation and excitement for a broad spectrum of gameplayers within the gaming community. We estimate that Three Kingdoms Warring will be commercially launched in the third quarter of 2024.

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Game production operational flow:

Our mobile and online games development process typically involves several critical stages from game inception and evaluation, game development and programming, internal and external review and testing, and commercialization. Such game development cycle generally takes between six to twenty-four months depending on the complexity of the gameplay, game content and requirements in relation to the operating platform.

The following chart illustrates our own game development business processes, from game concept development to game roll out:

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The operations involved in producing a game involve the following:

1.	Game concept development by Producer. Based on current mobile and online market’s gameplay popularity trends amongst various age group gameplayers, our producers will formulate new a game idea and concept, and will form a small team to conduct in depth research and analysis to explore the feasibility to further develop the concept into mobile or online games for commercialization and monetarization.

2.	Development of draft game framework and script. The game producer, game designer and artist will collaborate on developing the general framework of the game with a draft script. The draft script will illustrate the game with simple hand drawing, storyline, genre, core gameplay, key play features and characters.

3.	Preparation of a feasibility report. The game producer will develop a feasibility report which is comprised of the following elements, among others:

●	the genre and nature of the game;
●	the background storyline, contents, artistic style and graphic design;
●	core gameplay, all key features and characters;
●	expected gameplay activities;
●	in-game virtual items;
●	dress and costume of the characters;
●	gameplayers level upgrades;
●	key movement motions and the required technique;
●	production team members requirement;
●	technological requirements for the game;
●	market segment and target gameplayers analysis;
●	game life cycle analysis;
●	production budget costs and timeline; and
●	revenue forecast after commercialization.

4.	Gameplay assessment and approval of production. Our Chief Executive Officer and core project team (including our game producer and technical director) will evaluate the competitiveness, technical feasibility and monetization potential of the game. Upon satisfaction as to all of these criteria, our Chief Executive Officer will approve the feasibility report to commence game production.

5.	Core project production team: Game designers, artists, game developers and marketing staff will be pooled to form a core project production team to produce the game under the supervision of the game producer. The team will formulate game details covering all the games particulars and contents included in the feasibility.

6.	Game Outline: The game designer will design and prepare a master game design document comprising of the complete storyline, gameplay flow, all playing functions, architecture, upgrade levels, special features, characters design, actions and movements.

7.	Game Structure: The game developer will establish the fundamental game structure with game engines, building levels required by game designer and game functionality. Simultaneously, artists will build the background, characters, graphic design and artistic style of the game.

8.	Test Runs and Alpha Testing: Once the game production is completed, it will be subjected to multiple rounds of internal test runs. It will also be available for alpha testing by small groups of individual third party gameplayers, after which the gameplayers will provide feedback based on their playing experience to the production team to improve the gameplay experiences and troubleshoot playing problems (which may include but are not limited to monetization related issues).

9.	Fine Tunings and Beta Testing: The above process will be repeated until the game producer approves the game to be fitted for test run and played by third party individual gameplayers for a public or selected beta test (or further closed alpha test if considered appropriate).

10.	Further Fine Tunings: After the beta testing, third party individual gameplayers will provide feedback based on their playing experience to the Company, and the game will be further fine-tuned and improved until it is fit for its official commercial launch.

11.	Marketing and Game Roll Out: Our marketing team will prepare and roll out a promotional and marketing plan to increase the publicity of the game in various channels, including but not limited to social media platforms and advertisement boards, as well as traffic acquisition, based on factors including our data analytics of gameplayers and monetization.

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Licensing of Third Party Games:

The Company licenses exclusive or non-exclusive rights from third party game developers of mobile games to operate their games in designated geographic regions via various platforms for gameplayers to download and play the games. We will modify these games so as to localize their contents (including the playable character inside the game) before launching in the designated regions for our licensors. In so doing, we help to bridge diverse cultures within our target markets. Licensing agreements for Iteno, Happy Town, Mochi Crush, Cat Island and Slip Puzzle, have a term of two years after their commercial launch, and are automatically renewable for an additional two years unless our licensing partners notify their intention not to renew before the end of the original period term. Licensing agreements for our major licensed games, Barcode Football and Pride, have a term of two years after their commercial launch, and are automatically renewable for an additional one year unless a termination notice is received 30 days prior to the expiration date.

The license agreement for Barcode Footballer provides that the Company is to receive 60% of all revenues (after netting out certain platform fees). The Company is responsible for all localization development and game promotion expenses.

The license agreement for Pride provides that the Company is to receive 70% of all revenues (after netting out certain platform fees). The Company paid a minimum guaranteed payment of $40,000 and is responsible for all localization development and game promotion expenses.

For all of the license agreements of the third party games, the agreed revenue share applies to all revenues generated for each game in the licensed territory, including revenues from the sale of in-game tokens, advertising revenues and all other commercially generated income after netting out certain platform fees.

Barcode Footballer

In August 2021, the Company launched a licensed Japanese game named “Barcode Footballer” (“BFB”) in Hong Kong, Taiwan and Macau. Barcode Footballer is available for download for free on Apple App Store and Google Play Store platforms. BFB stands as an immersive football team development simulation, wherein gameplayers engage in the strategic cultivation of athletes to assemble an unparalleled team, poised to conquer the pinnacle of global competition.

BFB generated $2,680,719 and $2,535,331 of revenue for the fiscal years ended June 30, 2023 and 2022 respectively. For the fiscal year ended June 30, 2023, BFB had DAUs of 1,797 (representing a decline of 6.5% over the previous year), and MAUs of 3,142 (representing a decline of 4.3% over the previous year). MPUs of BFB were 611 (representing a decline of 6.9% over the previous year). The monthly payer conversion rate is 19.45% (representing a decline of 2.6% over the previous year). The ARPPU was $365.6 for the fiscal year ended June 30, 2023 (representing an increase compared to $322.3 in the fiscal year ended June 30, 2022).

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Pride

In January 2023, the Company also licensed another Japanese mobile game named “Pride” from a Japanese game developer, for the use of localization and launch in Hong Kong, Taiwan and Macau. Currently, we are working on the localization of this game’s contents, and we target to launch the game on behalf of our client in the licensed territories in the first half of 2024.

“Pride” stands as a sophisticated horse racing and competition simulation game tailored for enthusiasts seeking an immersive and world-class horse racing competition experience.

This game’s realistic simulation encapsulates the pinnacle of global horse racing, integrating elements closely tied to real-world equine competitions. Through the purchases of in-game dynamics (virtual items) which allow gameplayers to enhance the performance of their racehorses based on their actual race outcomes.

Immersing the gameplayers in the diverse facets of horse racing through various perspectives, including the engaging “Jockey Mode,” where the gameplayer rides for victory from the jockey’s standpoint, and a streamlined mode where race progression is influenced by card selections.

Other games (Iteno, Happy Town, Mochi Crush, Cat Island and Slip Puzzle)

Apart from BFB and Pride, we also licensed some casual games for all ages from third party game developers during our reporting period. For Iteno, Mochi Crush, Cat Island and Slip Puzzle, they are all puzzle-type games for game players to play in their leisure time. For Happy Town, it is a building-type casual game with the background of Taiwan in 1920s.

Iteno

Happy Town

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Mochi Crush

Cat Island

Slip Puzzle

The above games contribute an insignificant amount of revenue to the Group during both fiscal years ended June 30, 2023 and 2022.

In-Game Tokens

All of our own or licensed games adopt the free-to-play model. When gameplayers want to enhance their gaming experience, they can purchase credits through various payment gateways and exchange them into our in-game tokens immediately upon purchase. These in-game tokens can be used to acquire a variety of virtual items and premium features and to gain access to new and more challenging tasks. Such in-game tokens cannot be exchanged for real currency and have no monetary value outside our respective games. Gameplayers are also prohibited from trading virtual items with another gameplayer.

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In both our own games and games where we license from others, there are virtual items available to gameplayers to purchase, and which are classified as consumable or durable items.

-	Consumable virtual items: items which allow the game player to perform an in-game action immediately. Examples of a consumable virtual item are spiritual crystals from Abyss and color paintings from BFB.

-	Durable virtual items: items which enhance the gameplayers’ character or game inventory over an extended period of time. Examples of a durable virtual item are growth funds from Abyss and field shirts from BFB.

The monetary value of the virtual currencies sold and converted to the in-game tokens is shared between the Company and the game developer, if the game is licensed, which is pre-determined in the individual revenue sharing arrangements. The Company’s pre-determined percentage share of such sales varies by clients, and is generally between 60% and 70% of the total collected by us. The Company collects the payments made by the gameplayers via the third-party distribution platforms, such as Apple App Store and Google Play Store, and remits the agreed sharing (net of tax and surcharges) by the Company to the game developer according to the applicable revenue sharing arrangement.

Software game development services:

The Company also provides game designs and other related software game development services to its customers on a contract basis. For the fiscal years ended June 30, 2023 and 2022, the Company rendered game design and other related software game development services to two of its customers, a renowned online game and educational company (“Customer A”) and a game development and publishing company (“Customer B”), respectively.

Customer A is an online game and educational company listed on the Hong Kong Stock Exchange. Under the contract, Pyro HK shall develop a block-chain related game for Customer A. We are only responsible for the development of the game and related content without any involvement in the cryptocurrency and non-fungible tokens which are handled by Customer A. As at the date of this prospectus, we do not have any exposures to cryptocurrencies or NFTs or hold any cryptocurrencies or NFTs and the development work was completed during the fiscal year ended June 30, 2023.

Customer B is a game development and publishing company. In May 2022 and July 2022, Pyro HK and Customer B entered into a contracting agreement and supplemental contracting agreement, respectively, under which we were engaged to develop a causal game. The development work was completed and delivered to Customer B in the fourth quarter of 2022.

Development of a Mobile and Online Games Hosting and Social Media Platform:

The Company is currently developing an online games hosting, social media chatting, live streaming, advertising and e-commerce Platform (the “Company Platform”), which in the future would allow us to launch our own developed games on the Company Platform in addition to using third party platforms as per current practice. Besides hosting online mobile and PC games, the Company Platform will also offer other functions to enhance the browsing and interactive experiences of our gaming customers.

The Company will also market the Company Platform to other gaming companies, who will be able to launch and monetize their own games on our Company Platform in exchange for a platform fee. The management team currently expects to launch the Company Platform tentatively in the first half of 2025.

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OUR COMPETITIVE STRENGTHS

Our main competitive strengths are as follows:

One of the Largest Game Production Companies in Hong Kong

We are one the of the largest game production companies in Hong Kong, with an aggregate of 78 personnel as at June 30, 2023. According to Frost & Sullivan, we are ranked second with respect to the number of game developers in game development companies in Hong Kong in 2023. Further, according to Frost & Sullivan, Abyss is ranked first with respect to of the number of downloads after its launch among RPG games released by local game development companies in Hong Kong in 2023.

Strong Production and Content Creative Capabilities with International Perspective

We maintain a strong production and development team which enables us to quickly and efficiently develop our own original mobile and online games. Owing to our creative capabilities, captivating contents and unique playing experiences, our launched own game Abyss attracted numerous international gameplayers from Taiwan, Thailand, Europe and the U.S. According to the Frost & Sullivan Report, Abyss was awarded the Best Indies of 2023 game by Google Play in Hong Kong and is ranked No. 1 amongst RPGs released by local game development companies in Hong Kong in terms of downloads after its launch. Since its launch, Abyss achieved 440,232 downloads in 2 months with gross revenue exceeding $0.6 million (HKD4.6 million) during the fiscal year ended June 30, 2023.

We have the capability to develop and produce a wider range of game genres, from causal to sophisticated ARPG. Leveraging on the diversified cultural, creative and technical capabilities of our staff based in Hong Kong, we believe we can continue to produce and develop more captivating games that could attractive international gameplayers.

Our successful track record in producing and marketing Abyss caught international attention and it has proved our capabilities to continue develop more captivating games.

Experienced Management Team and High Quality Staff

The Company employs a team of high quality and versatile staff with diversified game production experience. As at June 30, 2023, out of 78 employees, approximately 63% have game development and production experience prior joining the Company. Prior joining the Company, our COO was the CEO of another game company which is listed on the Hong Kong Stock Exchange. See “Management.”

Our talented team has created and produced high quality, interesting and engaging games which offer unique game playing experiences to our end users. For example, our Abyss game is innovative in terms of its uniqueness in action interfacing experience and motion and movement manipulation experiences of the gameplayers.

Strong Research and Development Capabilities

We are one of the leading companies in the online and mobile gaming industry in Hong Kong due to our strong research and development capabilities. For example, we have developed a proprietary “multiplayer server” program (the “Game Server”) without adopting or relying on any third-party software. The Game Server allows at least four real-time gameplayers to participate in co-op mode mission simultaneously with low latency. As such, based on the management’s knowledge in the Hong Kong market, we are of the view that it is the original and most advanced self-developed game server developed in Hong Kong with respect to performance, stability and scalability. Our Abyss game, which is a roguelike ARPG game that utilizes this Game Server to enhance our gameplayers’ experiences.

We will continue to apply big data analytics to analyze gameplayers’ behaviors, continue develop and optimize our games, apply this data-driven approach to effectively understand the needs and preferences of gameplayers, with the ultimate objective to provide the gameplayers with compelling content and improve our monetization capabilities.

As of June 30, 2023, our dedicated research and development team currently has 7 staff focused on developing more advanced game software, new game playing techniques and enhancing distinctive gameplayers experiences.

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Strong Partnerships and Relationships

We have established strong relationships with game producers, both in Hong Kong and elsewhere. In addition to partnering with worldwide distribution platforms, we will continue to partner or license our own games internationally in order to strengthen our gameplayer base and revenue.

We will continue to license games from renowned game developers for our distributions which could enhance our game portfolio and diversify our future revenue streams.

We will seek to subcontract with game production studio to subcontract part of our production work in order to reduce our production costs and expedite the development cycles of new games.

OUR BUSINESS STRATEGIES AND FUTURE PLANS

Launch of the Company Platform

Through the launch of the Company Platform tentatively planned for early 2025, we target to offer high quality games and an interactive social media, both from us and from other gaming companies, for gameplayers. We believe mobile gaming entertainment has become increasingly integrated with daily social media, interacting with friends or making new friends and connections while in game playing.

Development of New Games

We are on track to launch at least four new games developed by us. For more details, see “Our Products and Services - Own games development” in this section. We will continue to enrich our high-quality game portfolio and content offerings.

We also will target to produce and offer more diversified games, for example, including but not limited ARPG, casual games, strategy games, and idle games, and also to explore the inclusion of cutting-edge technological tools that will enhance the content of our new games and add excitement to the game playing experience in the future; such technology includes augmented reality (“AR”) and virtual reality (“VR”):

●	AR games is the real-time integration of virtual game elements with the physical environment of the player. Augmented reality games detect the real world and then overlay game visuals and audio using sensors such as cameras, microphones and global positioning system (GPS).

●	VR games are played on virtual reality hardware. Most VR games are based on player immersion, typically through head-mounted display unit or headset with stereoscopic displays and one or more controllers.

We will, when possible, subcontract game production work to other game production studios in order to offer more diversified (in terms of genre) and cost-effective games to the game market and increase the game portfolio of the Company.

Add to our Licensed Games Portfolio

We will seek to add to our portfolio of third party licensed games, primarily games produced in Japan, which we will distribute in other Asia pacific regions to enrich the Company’s game portfolio and increase our revenue stream.

Continue to expand our gameplayer base and improve gameplayers stickiness

We will continue our marketing and promotion efforts to attract more gameplayers and retain existing gameplayers. Efficient traffic acquisitions, data analytics of gameplayers group and monetization can provide more useful insights to us to take effective actions to expand our gameplayer base and improve gameplayers stickiness.

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Geographic Footprint, Strategic Alliance and Industry Collaboration

We will seek to create alliances with other gaming companies within the Asia-Pacific Region, so as to create new opportunities and also to promote the Company in new markets. We also will dedicate more resources in strategically advantageous regions that could generate more revenue for the Company.

OUR MAJOR CUSTOMERS

Our major customers primarily include third-party distribution platforms, namely Apple App Store and Google Play Store, and Customer A, an online game and educational company listed on the Hong Kong Stock Exchange. For the fiscal years ended June 30, 2023 and 2022, the three major customers accounted for 91% and 95% of our total revenue, respectively. As at the date of this prospectus, we do not have any long term agreements with Apple App Store and Google Play Store.

OUR MAJOR SUPPLIERS

Our suppliers primarily include third-party distribution platforms, namely, Apple App Store and Google Play Store, game developers and owners whom we license from in games. For the fiscal years ended June 30, 2023 and 2022, the two major suppliers accounted for 35% and 32% of our total cost of revenue, respectively. As at the date of this prospectus, we do not have any long term agreements with Apple App Store and Google Play Store.

SALES AND MARKETING

As at June 30, 2023, our sales and marketing team consists of 5 employees, and we will also engage external marketing service advisers to strengthen our game promotions. The Company from time to time participates in various marketing and promotional activities and exhibitions to pitch and promote the games of the Company. We market our games through advertising and promotion of games in various channels, including but not limited to social media platforms and advertisement boards, as well as traffic acquisition, based on our data analytics and our assessment of market receptiveness of our games, We also publish all mobile games in our company website and various third-party platforms to attract gameplayers.

RESEARCH AND DEVELOPMENT

As at June 30, 2023, our research and development team consists of 7 employees who successfully developed a proprietary Game Server to enhance gameplay experiences. Our team targets to continue to develop more game engines and analytical software in order to provide uniqueness gameplay experiences and enjoyment, and also to effectively enhance our monetization strategy.

COMPETITION

We operate in a competitive environment and face competition from new and existing competitors based in Hong Kong, mainland China, and elsewhere. We believe that our primary competitors are other mobile gaming production and development companies, as well as operators of online gaming platforms. Our major Hong Kong based players include Mad Head Limited, NeoBards Entertainment Ltd and Gameone Holdings Ltd (HKEx: 08282).

The massive popularity and low barriers to entry in the mobile gaming market have created fierce competitive dynamics. While thousands of titles release every day across mobile app stores and digital PC platforms, succeeding in the crowded gaming landscape requires flawless execution across retention, monetization, and standing out through innovation or marketing. The intensity of competition strains the viability of smaller firms and elevates the risk of new product launches.

SEASONALITY

According to Frost & Sullivan, computer and mobile game sales usually peaks in November and December due to the seasonal contents aligning with real-world seasons, holidays, or special occasions, with monthly sales that are often more than three times as high as they are during the rest of the year. In Asia, in particular the PRC, computer and mobile game sales experience increase in sales in January and February to align with Chinese New Year holidays. We did not experience any seasonality during the fiscal years

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INSURANCE

As of June 30, 2023, we have taken out property all risk insurance and employees’ compensation insurance. The above insurance policies are reviewed annually to ensure that our Group has sufficient insurance coverage. Our Directors believe that we have adequate insurance coverage for the purposes of our business operations and we will procure the necessary additional insurance coverage for our business operations, properties and assets as and when the need arises.

INTELLECTUAL PROPERTY

Intellectual Property

Trademark

Currently, we do not own any registered trademarks. We have 1 trademark pending for registration and it is as follows:

Application No.	Description	Class	Owner	Issuing Authority	Application Date
98178925		9 and 41	Pyro HK	United States Patent and Trademark Office	September 12, 2023

Class 9: Scientific, nautical, surveying, photographic, cinematographic, optical, weighing, measuring, signaling, checking (supervision), life-saving and teaching apparatus and instruments; apparatus and instruments for conducting, switching, transforming, accumulating, regulating or controlling electricity; apparatus for recording, transmission or reproduction of sound or images; magnetic data carriers, recording discs; compact discs, DVDs and other digital recording media; mechanisms for coin-operated apparatus; cash registers, calculating machines, data processing equipment, computers; computer software; fire-extinguishing apparatus.

Class 41: Education; providing of training; entertainment; sporting and cultural activities.

Domain

Currently, we have registered three domain names, and they are as follows:

●	www.titansworld.co; and

●	Abyss-game.link.

●	Pyro.asia

EMPLOYEES

As of June 30, 2023 and 2022, we had a workforce of 78 and 64 individuals, comprising employees who are all located in Hong Kong, respectively. The following table sets forth the number of our employees as of June 30, 2023 by function:

	Number	% of Total
Management	1	1%
Research and development	7	9%
Game production	60	77%
Business and marketing	6	8%
Administrative and finance	4	5%
Total	78	100%

Our success depends on our ability to attract, retain and motivate qualified employees that share our values. We place great emphasis on our corporate culture to ensure that we maintain consistently high standards where we operate. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

We enter into standard labor contracts and confidentiality agreements with our employees.

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PROPERTIES

Our principal place of business is located at Unit 901, 9th Floor, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong, where we lease approximately 4,120 square feet of office space. Our office is leased under one lease which will expire on September 5, 2026. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

LEGAL PROCEEDINGS

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. The Company is and has not been a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect our business in Hong Kong.

Regulations Related to our Business Operation in Hong Kong

Regulations related to conducting business

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Trade Descriptions Ordinance (“TDO”)

The TDO prohibits false trade description, false, misleading or incomplete information, false statements, etc., in respect of goods offered in the course of trade. As we sell in-game virtual items and in-game currency to game players, we are required to comply with the relevant provisions under the TDO. Section 2 of the TDO provides that “trade description” in relation to goods means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, quantity, price etc.), with respect to any goods or parts of the goods; and in relation to services means an indication, direct or indirect, and by whatever means given, of certain matters (including among other things, nature, scope, quantity, after-sale service assistance, price etc.). Section 7 of the TDO provides that no person shall in the course of trade or business apply a false trade description to any goods or sell or offer for sale any goods with false trade descriptions applied thereto.

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Sale of Goods Ordinance (“SOGO”)

As we sell in-game virtual items and in-game currency to game players, we are required to comply with the relevant provisions under the SOGO. The SOGO provides that where a seller sells goods in the course of a business, there is an implied condition that (a) where the goods are purchased by description, the goods must correspond with the description; (b) the goods supplied are of merchantable quality; and (c) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment. The Company has complied with the Employment Ordinance as at the date of this prospectus.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. The Company has complied with the ECO and there has not been any employee compensation action against the Company as at the date of this prospectus.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO. The Company has complied with the Mandatory Provident Fund Schemes as of the date of this prospectus.

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Regulations related to taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong. The Company has complied with the Inland Revenue Ordinance as at the date of this prospectus.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.13% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.26% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Estate duty

Hong Kong estate duty was abolished effective from February 11, 2006. No Hong Kong estate duty is payable by shareholders in relation to the shares owned by them upon death.

Withholding Tax

Any payments by a Hong Kong company for the use, or the right to the use, in Hong Kong of any patent, design, trademark, copyright material owned by non-resident owners are subject to payment of Hong Kong tax. The assessable profits are taken to be 30% of the royalty payments to the non-resident owners. The tax payable is then computed by applying the appropriate tax rate to the assessable profits so arrived at. Furthermore, the non-resident company is chargeable in the Hong Kong company’s name who is required under the Inland Revenue Ordinance to withhold from the payments made to the non-resident company sufficient money for the payment of the tax.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

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Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROP, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROP if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROP requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROP.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO. The Company has complied with the UNATMO as at the date of this prospectus.

Regulations related to personal data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

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Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain activities, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. The Company has confirmed that it is in compliance with the PDPO as at the date of this prospectus.

Regulations related to intellectual property

Trade Marks Ordinance (the “TMO”)

The TMO provides for the registration of trademarks, the use of registered trademarks and connected matters. Hong Kong provides territorial protection for trademarks. Therefore, trademarks registered in other countries or regions are not automatically entitled to protection in Hong Kong. In order to enjoy protection by the laws of Hong Kong, trademarks must be registered with the Trade Marks Registry of the Intellectual Property Department under the Trade Marks Ordinance and the Trade Marks Rules. Section 10 of the TMO provides that a registered trademark is a property right acquired through due registration under such ordinance. The owner of a registered trademark is entitled to the rights provided by the TMO.

Copyright Ordinance (the “Copyright Ordinance”)

In the course of developing, operating and publishing mobile and online games in Hong Kong, we may create original artistic works (such as drawings) or literary works (such as text) that qualify for copyright protection. The Copyright Ordinance provides protection for certain categories of literary, dramatic, musical and artistic works, as well as for films, television broadcasts and cable diffusion, and works made available to the public on the internet. No registration is required under the Copyright Ordinance and any infringement of copyright is civilly actionable.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Wu Kin Chung	41	Director, Chief Executive Officer, and Chairman of the Board of Directors
Lam Kin Fai	39	Director and Chief Operating Officer
Man Siu Hin*	34	Chief Financial Officer Nominee
Yau Hiu Tung*	37	Chief Technology Officer Nominee
Yu Jianjun*	50	Independent Director Nominee
Ng Yuen Lam *	40	Independent Director Nominee
Chen Mingzhu *	39	Independent Director Nominee

*Mr. Man Siu Hin and Mr. Yau Hiu Tung have accepted our appointment to be our Chief Financial Officer and Chief Technology Officer, respectively, and each of Mr. Yu Jianjun, Ms. Ng Yuen Lam and Ms. Chen Mingzhu has accepted our appointment to be our independent directors, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Wu Kin Chung is our Director, Chief Executive Officer, and Chairman of the Board of Directors, and he is responsible for the overall strategic direction and development of our Group. Mr. Wu founded our Group and since 2020 has been acting as our chief executive officer and director. Since January 2022 and August 2022, Mr. Wu has been serving as a director of Musketeer Entertainment Limited and Titans Pacific (Singapore) Pte. Ltd, respectively, both of which have not commenced business. From February 2015 to May 2021, Mr. Wu served as an associate director of China Industrial Securities International Financial Group Limited (HKEx: 06508), a financial group providing full- spectrum of financial services in Hong Kong. Mr. Wu obtained a bachelor of economics degree from Jinan University in mainland China in 2006.

Lam Kin Fai is our Director and Chief Technology Officer. Mr. Lam has more than 17 years of experience in the game industry as a programmer and 12 years of experience in management role. Mr. Lam joined our Group since September 2023. From 2010 to June 2021, Mr. Lam served as deputy manager and technical director, and subsequently, the chief executive officer of Gameone Holdings Ltd (HKEx: 08282), a company principally engaged in the development, operation, publishing and distribution of online and mobile games. Mr. Lam obtained a bachelor of engineering degree in computer engineering from the University of Hong Kong in 2006.

Man Siu Hin will be appointed as our Chief Financial Officer immediately upon the effectiveness of the registration statement of which this prospectus forms a part. Since August 2022, Mr. Man has been serving as the chief financial officer of Intelligent Joy Limited, a financial public relations service company. From July 2020 to August 2022, Mr. Man served as a finance manager of Compass Group Hong Kong Limited, an institutional and school catering company. From December 2016 to July 2020, Mr. Man served as a senior accountant of Sam K. M. Ng CPA Limited, an audit and internal control review company. Mr. Man is a member of CPA Australia since 2014. Mr. Man obtained a bachelor of commerce degree from Curtin University of Technology in 2010.

Yau Hiu Tung will be appointed as our Chief Technology Officer immediately upon the effectiveness of the registration statement of which this prospectus forms a part. He is currently our senior analyst programmer. He has over 15 years of experience in the gaming industry. Before joining our Group, he worked at Centurysoft International Limited from December 2014 to June 2021 as a software program manager, mainly responsible for, among others, leading program team in mobile game projects, as well as design and implementation of various databases and game servers. From December 2010 to October 2014, he was the senior programmer at Gameone Online Technology Limited. From September 2008 to October 2010, he was a game programmer at Centurysoft International Limited. Mr. Yau obtained a Bachelor of Engineering (Computer Science) from the Hong Kong University of Science and Technology in 2008 and a Master of Science (Computer Science) from the Chinese University of Hong Kong in 2013.

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Yu Jianjun is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Since August 2022, Mr. Yu has been serving as the chief financial officer of Yeteli (Shanghai) Technology Limited, a company that principally engages in the production of computer numerical control machinery used in the manufacturing of large and precision components. From 2010 to July 2022, Mr. Yu served as the chief financial officer of the China operations of United Luminous International (Holdings) Limited, a group principally engages in manufacturing and designing LED modules and products. Mr. Yu obtained qualification from the Shanghai Stock Exchange to act as secretary to board of directors and as an independent director to listed companies in 2014 and 2018, respectively. Mr. Yu obtained a master of business administration degree from Hong Kong Baptist University and a professional certificate in industrial accounting from Nan Chang University in 2014 and 1995, respectively.

Ng Yuen Lam is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Since September 2023, Ms. Ng has been a senior sales manager of Panley (HK) Limited, a company principally engages in paper toy products. Since August 2015, Ms. Ng has been a director at Simply & Associates Consultancy Limited, a company principal engages in the provision of business and secretarial services to companies. From August 2022 to September 2023, Ms. Ng served as a sales manager of Asmodee Asia Limited, a game publisher, a part of Embracer Group AB (EMBRAC B). From August 2021 to July 2022, Ms. Ng served as a senior merchandiser of Longshore Limited, a company principally engages in manufacturing toys and games. From March 2017 to July 2021, Ms. Ng served as a sales and operation manager of National Products Limited, a toy manufacturer and exporter in Hong Kong. Ms. Ng obtained a certificate of education from Auckland University in 2004.

Chen Mingzhu is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Since October 2018, Ms. Chen has been serving as a digital product manager of Christie’s, a British auction house. From October 2016 to May 2018, Ms. Chen was a co-founder of Star Holiday Group, a hospitality group. From July 2008 to July 2016, Ms. Chen served as an e-commerce specialist at the Peninsula Hotels, a hotel group. Ms. Chen obtained a master degree in information management from University of Delaware and a bachelor’s degree in tourism management from Jinan University in 2009 and 2007, respectively.

Family Relationships

There are no family relationships among our directors and executive officers.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the fiscal years ended June 30, 2023 and 2022, we paid an aggregate compensation of $85,489 and $76,834, respectively, to our executive officers and directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

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Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Board of Directors

Our board of directors will consist of five directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

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We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

A company of which more than 50% of the voting power held by a single entity is considered a “controlled company” under the Nasdaq rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors to have independent audit, compensation, and nominating and corporate governance committees. Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq rules.

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Yu, Ms. Ng and Ms. Chen. All of them are financially literate and one of whom have accounting or related financial management expertise. Mr. Yu Jianjun will be the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Yu Jianjun qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.

Our compensation committee will consist of Mr. Yu, Ms. Ng and Ms. Chen. Ms. Ng will be the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

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●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of Mr. Yu, Ms. Ng and Ms. Chen. Ms. Chen will be the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

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Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our company, or (iv)is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having two female directors out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of June 30, 2023, we had no outstanding equity awards.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Shares as of [  ], 2023, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

●	each of our directors, executive officers, and director nominees; and

●	all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. The percentage of Shares beneficially owned prior to the offering is based on [  ] Shares outstanding as described in “The Offering” section. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after the offering is based on the number of Shares outstanding prior to the offering plus the Shares that we are selling in this offering.

The percentages of Shares beneficially owned after the offering assume that the underwriters will not exercise their option to purchase additional Shares in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

Upon the closing of this offering, none of our shareholders will have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner(1)	Number	Percentage	Number	Percentage
Directors, director nominees, and executive officers
Wu Kin Chung(2)	10,560,000	88%	10,560,000		%
Lam Kin Fai	—	—	—	—
Man Siu Hin	—	—
Yau Hiu Tung	—	—	—	—
Yu Jianjun	—	—	—	—
Ng Yuen Lam	—	—	—	—
Chen Mingzhu	—	—	—	—

5% or greater shareholders
K Family Inc.(2)	10,560,000	88%	10,560,000		%

As of the date of this prospectus, none of our outstanding Shares are held by record holders in the United States.

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is at Unit 901, 9thth Floor, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong.

(2)	Wu Kin Chung, our Director, Chairman of the Board of Directors and Chief Executive Officer, is the sole shareholder and director of K Family Inc. and as such, he will have voting and dispositive power with respect to the ordinary shares owned by K Family Inc.

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CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Certain Related Parties

Set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of this prospectus. The “related party transactions” are transactions identified in accordance with the rules prescribed under Part I, Item 7B of SEC Form 20-F.

Under Part I, Item 7B of Form 20-F, the Company is required to disclose any transaction occurring since the beginning of the Company’s preceding two financial years, with respect to transactions or loans between the Company and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

Amounts due to related parties

The amounts due to related parties as of June 30, 2021, 2022 and 2023 consisted of the following:

		As of June 30,
		2023	2022	2021
Name	Relationship with the Group

Wu Kin Chung	Controlling shareholder, Director, Chief Executive Officer, and Chairman of the Board of Directors of the Company(1)	$735,207	$375,632	$259,613

(1) The amounts due to Mr. Wu Kin Chung represented the working capital advanced for the Company to settle the operating expenses. The advances are unsecured, interest free and repayable on demand.

As of the date of this prospectus, the balance due to Wu Kin Chung amounted to $1,579,681.

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 50,000,000 shares, par value of US$0.001 each. As of the date of this prospectus, 12,000,000 ordinary shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have [●] ordinary shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than seven clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

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Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our post-offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

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The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

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Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

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Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

Name of shareholders	Date of Sale or Issuance	Number of shares	Consideration

K Family Inc.	November 17, 2023	1	At par
	December 6, 2023	10,559,998	At par
	December 12, 2023	1	26,400,000 shares in Pyro HK

Ho Chun Chung, Patrick	December 6, 2023	479,999	At par
	December 12, 2023	1	1,200,000 shares in Pyro HK

Kwong Ping Man	December 6, 2023	479,999	At par
	December 12, 2023	1	1,200,000 shares in Pyro HK

Tan Wei	December 6, 2023	479,999	At par
	December 12, 2023	1	1,200,000 shares in Pyro HK

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, no public market existed for our Shares. Sales of substantial amounts of our Shares following this offering, including Shares issued upon the exercise of outstanding options or warrants, or the perception that these sales could occur, could adversely affect prevailing market prices of our Shares and could impair our future ability to obtain capital, especially through an offering of equity securities. Assuming that the underwriters do not exercise their option to purchase additional Shares in this offering, we will have an aggregate of [   ] Shares outstanding upon the closing of this offering. Of these shares, the Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” (as that term is defined under Rule 144 of the Securities Act (“Rule 144”)), who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below.

The remaining Shares will be held by our Controlling Shareholder and our other existing shareholders will be deemed to be “restricted securities” (as that term is defined under Rule 144). Subject to certain contractual restrictions, including the lock-up agreements described below, restricted securities may only be sold in the public market pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration such as under Rule 144 under the Securities Act. These rules are summarized below.

Lock-up Agreements

We, our directors and executive officers, and shareholders beneficially owning 5% or more of our ordinary shares have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, for a period of 180 days from the closing of this offering. After the expiration of the 180 days period, the ordinary shares held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

Shares Held for Six Months

In general, under Rule 144 under the Securities Act, as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days following the closing of this offering, a person, including an affiliate, who has beneficially owned our Shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the Shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our Shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of Shares that may be sold thereby, within any three-month period, to the greater of:

●	1% of the number of Shares then outstanding; or

●	the average weekly trading volume of our Shares on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 under the Securities Act also provides that affiliates that sell our Shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares Held by Non-Affiliates for One Year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the Shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her, or its Shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such Shares may be sold immediately upon the closing of this offering.

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MATERIAL TAX CONSIDERATIONS

The following discussion of material Cayman Islands, Hong Kong and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands. No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

Hong Kong Taxation

Pyro HK is incorporated in Hong Kong and was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2021/2022 and 2020/2021. Hong Kong profits tax rates for corporations are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, Pyro HK is not taxed on their foreign-sourced income. In addition, payments of dividends from Pyro HK to us is not subject to any withholding tax in Hong Kong.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Shares. This summary applies only to U.S. Holders that hold our Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the IRS with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

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●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Shares through such entities.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR SHARES.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

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●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Shares and their partners are urged to consult their tax advisors regarding an investment in our Shares.

Taxation of Dividends and Other Distributions on Our Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Shares. Any capital gain or loss will be long term if the Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Shares, including the availability of the foreign tax credit under their particular circumstances.

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Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition of Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over the adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Shares over the fair market value of such Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Shares and proceeds from the sale, exchange or redemption of our Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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UNDERWRITING

We are offering our Ordinary Shares described in this prospectus through the underwriters named below. Prime Number Capital LLC, or Prime Number, is acting as representative of the underwriters (the “Representative”). The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. We will enter into an underwriting agreement with Prime Number. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase, and we have agreed to issue and sell to the underwriters the number of Shares listed in the following table.

Underwriter	Number of Shares
Prime Number Capital LLC
Total

The underwriting agreement provides that the underwriters must purchase all of the Shares being sold in this offering if they purchase any of them. However, the underwriters are not required to take or pay for the Shares covered by the underwriter’s option to purchase additional Shares as described below.

The Shares are offered subject to a number of conditions, including:

●	receipt and acceptance of the Shares by the underwriters; and

●	the underwriters’ right to reject orders in whole or in part.

We have been advised by Prime Number that the underwriters intend to make a market in the Shares but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, the underwriters may distribute prospectuses electronically.

We agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The Representative will offer the ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[  ] per Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

We have granted the underwriters a 45-day option, exercisable by the Representative, to purchase up to [___] additional Shares from the Company at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Fees, Commissions and Expense Reimbursement

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any Shares sold by the underwriters to securities dealers may be sold at a discount of up to 7.5% of the gross proceeds from the initial public offering price. The underwriters may offer the Shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, the Representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the Shares at the prices and upon the terms stated therein.

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The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to [  ] Shares, or 15% additional Shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Public Offering Price	$	$	$
Underwriting discount	$	$	$
Proceeds to Us, Before Expenses	$	$	$

We and the Representative have agreed to pay commissions of seven and on-half percent (7.5%) per share on the offering proceeds. We have agreed to pay to the Representative upon the consummation of the offering, a non-accountable expense allowance equal to a one percent (1%) of the gross proceeds of the offering.

We have also agreed to pay the Representative reasonable out-of-pocket expenses including but not limited to, (i) fees of legal counsel reasonably incurred by the underwriters in connection with the offering; (ii) all third party due diligence include the cost of any background checks; (iii) IPREO book-building and prospectus tracking software; (iv) reasonable roadshow expenses and necessary travel expenses; (v) preparation of bound volumes and Lucite cube mementos in such quantities as the underwriters including underwriter’s US and local counsel shall reasonably request, and (vi) background check consultant. We have paid an advance of US$100,000 to the Representative for its anticipated out-of-pocket expenses; any advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). The total accountable expenses shall not exceed $250,000. Upon the earlier of the termination of the Representative’s engagement letter or completion of this offering, the Company agrees to pay promptly in cash any unreimbursed expenses that the Representative actually incurred as of such date.

Right of First Refusal

If, for the period beginning on the closing of this offering and ending twelve (12) months after the closing of the offering (the “ROFR Period”), the Company or any of its subsidiaries or successors engages in: (a) any equity, equity-linked, debt or mezzanine financing or other investment in the Company (including a secondary sale or offering by security holders effected with Pyro Cayman’s assistance); (b) any tender offer or exchange offer for, debt, convertible debt securities; (c) any merger, consolidation, sale, transfer or other disposition of all or a material portion of the Company’s stocks or asset; or (d) restructuring transactions including, extraordinary dividend, stock repurchase, spin-off, etc. (each transaction, a “Subject Transaction”), the Representative (or any affiliate designated by the Representative) shall have the right of first refusal (“ROFR”) to act as lead or joint book-runner, lead or joint manager, or lead or joint placement agent with respect to such Subject Transaction provided however, that the ROFR shall be contingent upon the written agreement by the Representative to participate in any Subject Transaction upon the terms and conditions which shall contain reasonable and customary fees for transactions of similar size and nature.

If, at any time during the ROFR Period, the Company receives a bona fide written offer from a third party for a Subsequent Transaction that the Company desires to accept, the Company shall within five (5) days following receipt of the offer from the third party notify the Representative in writing (the “Offer Proposal”) of such proposed Subject Transaction. At any time within five (5) days after receipt of the Offer Proposal, the Representative may, by giving written notice to the Company, elect to exercise its ROFR. The failure of the Representative to give such notice within such five (5)-day period will be deemed an election not to exercise its ROFR. The Representative’s failure to exercise its ROFR with respect to any particular Subject Transaction does not constitute the waiver of its preferential right relative to any future Subject Transaction during the ROFR Period.

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Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Representative based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the Offering, and such other factors as were deemed relevant.

Indemnification

We have agreed to indemnify the Representative against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Representative may be required to make for these liabilities.

Other Relationships

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Application for Nasdaq Market Listing

We have applied to have our ordinary shares approved for listing/quotation on the Nasdaq Capital Market under the symbol “[___]”. We will not consummate and close this offering without a listing approval letter from the Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of shares in this firm commitment offering sufficient to satisfy applicable listing criteria, our Shares will in fact be listed.

If our Shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

No Public Market

Prior to this offering there has not been a public market for our securities in the U.S. and the public offering price for our Shares will be determined through negotiations between us and the underwriters as described above in the paragraph captioned “Determination of Offering Price”.

We offer no assurances that the initial public offering price will correspond to the price at which our Shares will trade in the public market subsequent to this offering or that an active trading market for our Shares will develop and continue after this offering.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

Electronic Offer, Sale and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Representative. In addition, the ordinary shares may be sold by the Representative to securities dealers who resell the Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as Representative and should not be relied upon by investors.

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Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of Pyro Cayman’s ordinary shares during and after this offering, including:

●	stabilizing transactions;

●	short sales;

●	purchases to cover positions created by short sales;

●	imposition of penalty bids; and

●	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of Pyro Cayman’s ordinary shares while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of Pyro Cayman’s ordinary shares, which involve the sale by the underwriter of a greater number of ordinary shares than they are required to purchase in this offering and purchasing ordinary shares on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising the underwriters’ option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which the underwriters may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering.

The underwriter also may impose a penalty bid. This permits a particular underwriter to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of Pyro Cayman’s ordinary shares or preventing or retarding a decline in the market price of Pyro Cayman’s ordinary shares. As a result of these activities, the price of Pyro Cayman’s ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither Pyro Cayman nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

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Determination of Offering Price

Prior to this offering, there was no public market for our ordinary shares. The initial public offering price will be determined by negotiation between us and the Representative. The principal factors to be considered in determining the initial public offering price include, but are not limited to:

●	the information set forth in this prospectus and otherwise available to the Representative;

●	our history and prospects and the history and prospects for the industry in which we compete;

●	our past and present financial performance;

●	our prospects for future earnings and the present state of our development;

●	the general condition of the securities market at the time of this offering;

●	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and

●	other factors deemed relevant by the underwriter and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares or that the ordinary shares will trade in the public market at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Lock-up Agreements

We have agreed that, without the prior written consent of the Representative, for a period of 180 days from the closing of this offering, not to:

●	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary share, except to the Representative;

●	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary share or any such other securities convertible into or exercisable or exchangeable for our ordinary share or any such other securities, except to the Representative; or

●	accelerate the vesting of any option or warrant or the lapse of any repurchase right.

The lock-up restrictions for the Company do not apply to: (A) the securities being offered in this offering or (B) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the lock-up period and provided that any such issuance shall only be to a person (or to the equity holders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital.

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Each of our directors and officers and certain holders of our outstanding ordinary shares (including each holder who holds 5% or more of our outstanding ordinary shares) on a fully diluted basis immediately prior to the consummation of this offering have agreed or are otherwise contractually restricted for a period of 180 days from the date of the first public sale of the shares in connection with this offering, without the prior written consent of the Representative not to directly or indirectly:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any securities of the Company (including the issuance of ordinary shares upon the exercise of options) (collectively, the “Lock-Up Securities”), whether now owned or hereafter acquired by such shareholder, directors and/or officers or with respect to which such shareholder, director or officer has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act, with respect to any of the foregoing; or

●	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities;

The shareholders, directors and officers subject to the lock-up restrictions may transfer the Lock-Up Securities without the prior consent of the Representative provided that (1) the Representative receives a signed lock-up agreement for the balance of the lock-up period from each donee, trustee or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported in any public report or filing with the SEC, or otherwise, and (4) such shareholder, directors and/or officers subject to the lock-up restriction does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i)	as a bona fide gift or gifts (including but not limited to charitable gifts); or

(ii)	to any member of the immediate family of shareholder, directors and/or officers subject to the lock-up restriction or to a trust or other entity for the direct or indirect benefit of, or wholly-owned by, such shareholder, directors and/or officers or the immediate family of such shareholder, directors and/or officers (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii)	if the shareholder, directors and/or officers subject to the lock-up controls a corporation, partnership, limited liability company, trust or other business entity, transfers to the limited partners, limited liability company members, or stockholders of such entity; or

(iv)	if the shareholder, directors and/or officers subject to the lock-up restriction is a trust, transfers to the trustee or beneficiary of such trust; or

(iv)	by will, other testamentary document or intestate succession; or

(v)	to a charity or educational institution; or

(vi)	by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; or

(vii)	by establishing a trading plan established pursuant to Rule 10b5-1 of the Exchange Act provided that the plan does not provide for the transfer of Lock Up Securities during the Lock UP Period.

There are no existing agreements between the Representative and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire ordinary share pursuant to any existing stock option or the conversion of any of our preferred convertible stock.

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Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Electronic Distribution

In addition to the public offering of the ordinary shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

Offer Restrictions outside the United States

Other than in the United States, no action has been taken by us or the Representative that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia.

This prospectus:

●	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (the “Corporations Act”);

●	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

●	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

●	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

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This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

British Virgin Islands.

The ordinary shares are not being, and may not be offered to the public or to any person in the British Virgin Islands (the “BVI”) for purchase or subscription by us or on our behalf. The shares may be offered to companies incorporated under the BVI Business Companies Act (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the BVI.

Canada.

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands.

This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, to members of the public in the Cayman Islands.

Dubai International Financial Centre (“DIFC”).

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

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European Economic Area.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ordinary shares may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the ordinary shares to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France.

Neither this prospectus nor any other offering material relating to the ordinary shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares has been or will be:

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

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●	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong.

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan.

Ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait.

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia.

No prospectus or other offering material or document in connection with the offer and sale of the ordinary shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (a) a closed end fund approved by the Commission; (b) a holder of a Capital Markets Services License; (c) a person who acquires the ordinary shares, as principal, if the offer is on terms that the ordinary shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (d) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (e) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (f) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (g) a corporation with total net assets exceeding RM10 million (or its equivalent in foreign currencies) based on the last audited accounts; (h) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (i) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (j) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (k) any other person as may be specified by the Commission; provided that, in each of the preceding categories (a) to (k), the distribution of the ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

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People’s Republic of China.

This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC means the mainland of China.

Qatar.

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need-to-know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia.

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore.

This prospectus or any other offering material relating to the ordinary shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the ordinary shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ordinary shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

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(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

i	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland.

The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance of prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

United Arab Emirates.

The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (a) in compliance with all applicable laws and regulations of the United Arab Emirates; and (b) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom.

This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Vietnam.

This offering of ordinary shares has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars.

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EXPENSES RELATED TO OFFERING

The following table sets forth the costs and expenses other than underwriting discounts and commissions, payable by us in connection with the offer and sale of Shares in this offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

Itemized expense	Amount
SEC registration fee	$	●
FINRA filing fee		●
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be filed by amendment.

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LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws and Hong Kong laws. The representatives of the underwriters, Prime Number Capital LLC, is being represented by Fox Rothschild LLP in connection with this offering. The legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Guangdong Wesley Law Firm. Loeb & Loeb LLP and Fox Rothschild LLP may rely upon Guangdong Wesley Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the fiscal years ended June 30, 2023 and 2022, included in this prospectus have been so included in reliance on the report of Onestop Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Onestop Assurance PAC is located at 10 Anson Road #13-09, International Plaza, Singapore 079903.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our Shares. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but they are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC at its website at: http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of those requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements that will be audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year. All information we file with the SEC can be obtained at the SEC’s website at: http://www.sec.gov.

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PYRO AI INC. AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and the Board of Directors of Pyro AI Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Pyro AI Inc. and its subsidiaries (collectively, the “Group”) as of June 30, 2023 and 2022 and the related statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for each of the two years in the period ended June 30, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2023 and 2022 and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ OneStop Assurance PAC

We have served as the Group’s auditor since 2023.

Singapore

January 17, 2024, except for the reclassification of operating lease liabilities in Consolidated Statements of Cash Flows and Note 14 as to which the date is March 8, 2024.

F-2

PYRO AI INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	As of June 30,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$371,707	$213,702
Trade receivables	1,188,121	403,034
Deferred costs	94,259	68,913
Deposits and prepayments	301,350	123,792
Total Current Assets	1,955,437	809,441

Non-current assets:
Property, plant and equipment, net	157,853	224,253
Right of use assets – operating lease	129,716	369,931
Capitalized software development costs	4,679,747	1,808,016
Total Non-current assets	4,967,316	2,402,200
Total Assets	$6,922,753	$3,211,641

Liabilities and Equity
Current Liabilities:
Trade payables	$150,375	$114,435
Other payables and accruals	407,859	340,412
Advance from a customer	-	362,614
Deferred revenue	455,141	283,324
Current portion of operating lease liabilities	133,136	253,473
Income tax payable	158,485	-
Amount due to a related party	735,207	375,632
Total Current Liabilities	2,040,203	1,729,890

Non-current Liabilities:
Operating lease liabilities	-	132,951
Total Non-current Liabilities	-	132,951
Total Liabilities	$2,040,203	$1,862,841

Equity
Share capital (50,000,000 shares authorized, $0.001 par value, 12,000,000 and 4,000,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively)	$12,000	$4,000
Additional paid-in capital	3,824,978	1,270,519
Retained earnings	1,053,881	74,356
Accumulated other comprehensive (loss) income	(8,309)	(75)
Total Shareholders’ Equity	4,882,550	1,348,800
Total Liabilities and Equity	$6,922,753	$3,211,641

The accompanying notes are an integral part of these consolidated financial statements.

F-3

PYRO AI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Years Ended
	June 30,
	2023	2022

Revenue	$4,864,743	$2,784,713
Cost of revenue	(2,424,624)	(1,809,840)
Gross profit	2,440,119	974,873

Operating expenses
Selling expenses	(497,921)	(56,182)
General administrative expenses	(815,312)	(592,872)
Research and development expenses	(69,751)	(228,237)
Total operating expenses	(1,382,984)	(877,291)

Income from operations	1,057,135	97,582

Other income	80,855	58,294

Income before income tax	1,137,990	155,876
Income tax expenses	(158,465)	-
Net Income	979,525	155,876

Foreign currency translation differences	(8,234)	(175)
Total comprehensive income	$971,291	$155,701

Basic and diluted earnings per ordinary share	$0.18	$0.22

Basic and diluted weighted average number of ordinary shares outstanding	5,358,905	712,330

The accompanying notes are an integral part of these consolidated financial statements.

F-4

PYRO AI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary shares
	Number of Shares	Amount ($0.001 par)	Additional Paid-in Capital	(Accumulated deficit) Retained earnings	Accumulated Other Comprehensive Income (Loss)	Total (Deficit) Equity
Balance as of June 30, 2021	1	$-	$-	$(81,520)	$100	$(81,420)

Capital contribution (note 12)	3,999,999	4,000	1,270,519	-	-	1,274,519
Foreign currency translation	-	-	-	-	(175)	(175)
Net income for the year	-	-	-	155,876	-	155,876

Balance as of June 30, 2022	4,000,000	$4,000	$1,270,519	$74,356	$(75)	$1,348,800

Capital contribution (note 12)	8,000,000	8,000	2,554,459	-	-	2,562,459
Foreign currency translation	-	-	-	-	(8,234)	(8,234)
Net income for the year	-	-	-	979,525	-	979,525

Balance as of June 30, 2023	12,000,000	$12,000	$3,824,978	$1,053,881	$(8,309)	$4,882,550

The accompanying notes are an integral part of these consolidated financial statements.

F-5

PYRO AI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in US dollars (“$”)

	Years Ended
	June 30,
	2023	2022

Cash Flows From Operating Activities:
Net income	$979,525	$155,876
Adjustments to reconcile net loss to net cash used in operating activities:
Lease expenses	240,699	171,217
Depreciation of property, plant and equipment	102,283	52,785
Amortization of capitalized software development costs	161,148	211,076
Changes in operating assets and liabilities:
Trade receivables	(784,426)	(405,220)
Deposits and prepayments	(177,364)	(103,469)
Deferred costs	(25,247)	(69,286)
Trade payables	35,775	115,057
Other payables and accruals	66,965	188,440
Advance from a customer	(363,072)	364,581
Operating lease liabilities	(253,793)	(156,185)
Amount due to a related party	359,008	119,354
Deferred revenue	171,401	284,861
Income tax payable	158,465	-
Net Cash provided by Operating Activities	671,367	929,087

Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(35,579)	(221,369)
Additions to capitalized software development costs	(3,029,998)	(1,903,799)
Cash used in Investing Activities	(3,065,577)	(2,125,168)

Cash Flows From Financing Activities:
Capital injection	2,562,459	1,274,519
Net Cash provided by Financing Activities	2,562,459	1,274,519

Effect of movements in exchange rates on cash held	(10,244)	4,920

Net changes in cash	158,005	83,358
Cash at beginning of the year	213,702	130,344
Cash at end of the year	$371,707	$213,702

Supplemental Disclosure of Cash Flow Information:
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

PYRO AI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023 AND 2022

(Amounts expressed in US dollars (“$”) except for numbers of shares)

Note 1. Organization and nature of operations

Pyro AI Inc. (“Pyro Cayman” or the “Company”) is a company incorporated and domiciled in the Cayman Islands on November 17, 2023 as an investment holding company. The address of its registered office is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The business address is Unit 901, 9thth Floor, Capital Centre, 151 Gloucester Road, Wan Chai, Hong Kong.

The Company through its subsidiary that is incorporated and domiciled in Hong Kong, namely Pyro Entertainment Limited (“Pyro HK”) (collectively referred to as the “Group”) is principally engaged in the development and publishing of mobile games in Hong Kong.

Reorganization

Pyro AI Inc.

Pyro AI Inc. was incorporated in the Cayman Islands on November 17, 2023 under the Cayman Islands Companies Act as an exempted company with limited liability. The authorized share capital is US$50,000 divided into 50,000,000 ordinary shares, at par value US$0.001 each and the initial 1 share was transferred to K Family Inc. for cash at par on the date of incorporation. On December 6, 2023, K Family Inc., Kwong Ping Man, Ho Chun Chung Patrick and Tan Wei subscribed for 10,559,998, 479,999, 479,999 and 479,999 shares for cash at par resulting in K Family Inc., Kwong Ping Man, Ho Chun Chung Patrick and Tan Wei holding approximately 88%, 4%, 4%, and 4% respectively, of the entire issued share capital of Pyro Cayman.

Pyro Entertainment Limited

On November 18, 2020, Pyro Entertainment Limited, formerly named as Titans Entertainment Limited was incorporated in Hong Kong as a private company with limited liability. On December 12, 2023 , Pyro Cayman completed a share swap transaction via a share exchange agreement with the shareholders who owned 30,000,000 ordinary shares that represented 100% of the total issued and outstanding ordinary shares in Pyro HK. Under the share exchange agreement, the shareholders of Pyro HK agreed to exchange their shares of Pyro HK for ordinary shares of Pyro Cayman on the basis of 2.5 ordinary shares for every one ordinary share of Pyro Cayman. Pursuant to the share exchange agreement, the shareholders of Pyro HK transferred their entire ownership in Pyro HK to Pyro Cayman for the consideration of Pyro Cayman issuing 4 ordinary shares to the shareholders of Pyro HK (the “Share Swap”). Upon the completion of the share exchange transaction and reorganization, Pyro Cayman became the parent company and the Pyro HK became a wholly-owned subsidiary of Pyro Cayman.

The reorganization transaction is considered a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the completion date of the share swap transaction, which required a retrospective combination of Pyro Cayman and Pyro HK for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity-related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization as of June 30, 2023 and 2022.

Note 2. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

2.1 Basis of presentation, consolidation and going concern

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiary from the dates they were incorporated. All intercompany balances and transactions have been eliminated on consolidation.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Management of the Group is satisfied that the Group’s operating profit and positive cash inflows from operating activities have provided the Group adequate financial resources to continue in operational existence for the foreseeable future, a period of at least 12 months from the date of this report.

F-7

2.2 Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for credit loss of financial assets, estimated useful lives of property, plant and equipment and capitalized software development costs, as well as revenue recognition for the sale of in-game virtual items over the estimated average playing period of paying players. Actual results could differ from those estimates and judgments.

2.3 Cash and cash equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. All cash and cash equivalents relate to cash banks at June 30, 2023 and 2022.

2.4 Foreign currency translation

The reporting currency of the Group is United States Dollar (“USD”) and the accompanying consolidated financial statements have been expressed in “$”. The Company’s only operating subsidiary is based in Hong Kong with its books and records maintained in its local currency, Hong Kong Dollar (“HKD”), which is the functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not USD are translated into USD, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates and adjustments resulting from the translation, if any, are included in accumulated other comprehensive income or loss. Revenue and expenses are translated at average rates prevailing during the years. The gains and losses resulting from the translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

2.5 Trade receivables

Trade receivables are amounts due from third-party digital game distribution platforms, such as the Apple App Store, the Google Play Store for sale of in-game virtual items to the players and software game development service. Trade receivables are recorded at the invoiced amount and do not bear interest.

To estimate expected credit losses, the Group has identified the relevant risk characteristics of its customers and considers the past collection experience, current economic conditions and expected future economic conditions. The Group did not record provisions for expected credit losses for the years ended June 30, 2023 and 2022.

2.7 Capitalized software development costs

Capitalized software development costs (comprise of staff compensation and related benefits) represents costs incurred for self-developed mobile games. Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. The technology feasibility of a product requires both technical design documentation and game design documentation. Significant management judgments and estimates are applied based on the feasibility report for each product where proven technology exists in assessing when the capitalization shall commence for software development costs and the evaluation is performed on a product-by-product basis. The gain or loss on the disposal of capitalized software development costs is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized on the consolidated statements of operations and comprehensive income.

Commencing upon a product’s release, capitalized software development costs are amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. The Group has continued to focus on delivering increased content in the licensed and self-developed mobile games to the players and to deliver such content more frequently through in-game updates which would possibly extend the estimated economic lives of the products and in those cases, the capitalized software development costs would be amortized over longer periods of time. At each balance sheet date, the unamortized capitalized costs of each self-developed mobile game (“product”) shall be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a product exceed the net realizable value of that asset shall be written off. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Group’s responsibility set forth at the time of sale. The reduced amount of capitalized software development costs that have been written down to net realizable value at the end of an annual fiscal period shall be considered to be the cost for subsequent accounting purposes, and the amount of the write-down shall not be subsequently restored  .

When estimating the future gross revenues for a product, the entity should use the most recent information available. As a result, estimates of future revenues or the remaining economic life for a product is being amortized may change as new information becomes available during the amortization period. Those changes in estimate are treated on a prospective basis, and therefore are recognized in calculations of amortization going forward only.

F-8

Amortization expense of capitalized software development costs is included in cost of revenue of the Company’s consolidated statements of operations and comprehensive income. Capitalized software development costs with finite useful lives are amortized over the estimated economic lives of the products in connection with capitalized software development costs as follows:

Types of capitalized software development costs	The estimated useful lives of the products in connection with capitalized software development costs

Contents for the self-developed mobile games	2-5 years, based on the underlying contents for the self-developed mobile games expected to contribute to the future cash flows

2.8 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are expensed as incurred, major additions to physical properties are capitalized. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized on the consolidated statements of operations and comprehensive income.

Depreciation of leasehold improvements is provided using the straight-line method over the shorter of the remaining lease term or their estimated useful lives. Except for leasehold improvements, depreciation of equipment and furniture and fittings are computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful life
Computer equipment	3 years
Furniture and fittings	3 years
Leasehold improvements	3 years

2.9 Impairment of Long-Lived Assets

Long-lived assets are depreciated over their estimated useful lives. In accordance with ASC 360-10-35, Property, Plant and Equipment – Subsequent Measurement, long-lived assets are subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets. For the year ended June 30, 2023 and 2022, the Group evaluated the long-lived assets and noted no impairment.

2.10 Leases

The Group determines if an arrangement is a lease at inception. The Group classifies the lease as a finance lease if it meets certain criteria or as an operating lease when it does not. The Group does not have any finance leases. The Group leases facilities for offices in Hong Kong, which are all classified as operating leases with fixed lease payments, as contractually stated in the lease agreements. The Group has lease agreements with lease and non-lease components, which the Group has elected to account for the components as a single lease component. The Group’s leases do not contain any material residual value guarantees or material restrictive covenants.

The Group recognizes a lease liability and a right-of-use (“ROU”) asset at the commencement date of a lease. A lease liability is initially measured as the Group’s obligation for the future fixed lease payments that will be made over the lease term, measured on a discounted basis. An ROU asset is an asset that represents the Group’s right to use or control the use of, a specified asset for the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease. If the rate implicit in the leases is not readily determinable, the lessee should use the incremental borrowing rate as the discount rate, which approximates the interest rate at which the lessee could borrow on a collateralized basis with similar terms and payments and in similar economic environments. To determine the incremental borrowing rate, as the Group does not have recent third-party financing, the Group uses a build-up approach starting with obtaining a risk-free interest rate from an independent valuer and making certain adjustments to reflect the terms of the lease and type of asset leased. Additionally, the Group elected not to recognize any leases with lease terms of 12 months or less at the commencement date in the consolidated balance sheets.

The ROU asset is subsequently measured at the amount of the lease liability with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group and lease incentives. The Group will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Group will record an impairment loss in other expenses in the consolidated statements of operations.

Operating leases are included in operating lease ROU assets and operating lease liabilities in the consolidated balance sheets. Operating lease liabilities that become due within one year of the balance sheet date are classified as current operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term.

F-9

2.11 Trade and other payables

Trade and other payables are liabilities for goods and services provided to the Group prior to the end of each reporting period which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one years or less. If not, they are presented as non-current liabilities.

2.12 Fair value measurements

The Group uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Group to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Group to develop its own assumptions.

As of June 30, 2023 and 2022, the carrying values of the Group’s financial instruments, including cash, trade receivables and other assets, trade payable and other liabilities, approximate their fair values due to the short-term nature of these instruments.

2.13 Revenue from contracts with customers

The Group adopts Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The Group generates revenue through the provision of software game development service and sale of in-game virtual items.

When control of the promised goods and services are transferred to the customers, the Group recognizes revenue in the amount that reflects the consideration the Group expects to receive in exchange for these services. The Group determines revenue recognition by applying the following five-step model:

●	Identification of the contract, or contracts, with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Group satisfies a performance obligation.

F-10

Performance obligations

In accordance with ASC 606-10-25-19, the Group assesses the promises in the contract to determine whether promised goods or services are distinct performance obligations if both of the following criteria are met:

1.	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).
2.	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The Group notes the following performance obligations:

●	The software game development service that provides customized software games to customers involves a number of stages, which is an integration service to incorporate individual services into a combined output. Each individual service cannot benefit the customers on its own. The Group determines this to be a combined distinct performance obligation.

●	The sale of in-game virtual items is determined to be a distinct performance obligation as a customer can benefit from the purchase to enhance his gameplay experience on its own and the promise is separately identifiable.

●	The sale of game-related products includes a printed card and an in-game virtual item. The printed card represents a collectible item sold to customers and the in-game virtual item embedded in a printed card provides the card owner with a distinct gameplay experience as part of the overall product. These are separately identifiable promises. The Group determines this to be two distinct performance obligations.

Estimated Standalone Selling Price

In accordance with ASC 606-10-32-29, to meet the allocation objective, an entity shall allocate the transaction price to each performance obligation identified in the contract on a relative standalone selling price basis. The Group obtains the transaction price of performance obligations by using the selling prices for performance obligations with observable prices sold on a standalone basis. When observable prices are not readily available, the Company estimates the standalone selling prices by using the expected cost plus a margin approach.

Software game development service

Revenue generated from software game development revenue service represents the provision of customized software games that are internally designed, built, tested and delivered to the customers. The Group recognizes revenue that are satisfied over time by measuring the progress toward complete satisfaction of the performance obligation using a single method of measuring progress which depicts the performance in transferring control of the associated goods or services to the customers. The Group uses input methods to measure the progress toward the complete satisfaction of performance obligations satisfied over time. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement. At each reporting period, the Group measures the progress based on the budgeting and costing systems and estimates the proportion of service rendered based on engineering inspections or the ratio of costs incurred to estimated total costs.

As of June 30, 2022, the Group recorded the advance from a customer amounting to $362,614 on the Group’s balance sheets when cash payments were received prior to earning revenue upon satisfying the performance obligations pertaining to the software game development services, As of June 30, 2023, all software game development services were fully rendered such that the Group has no remaining performance obligations and has received all of the amounts promised by the customers. All money received, including the balance of the advance from a customer as of June 30, 2022 had been recognized as revenue during the fiscal year ended June 30, 2023.

Sale of in-game virtual items

Revenue generated from the sale of in-game virtual items represents microtransactions of downloadable content. The Group operates licensed mobile games and self-developed mobile games under free-to-play model. Microtransaction revenue is derived from the sale of virtual currencies and virtual goods to the players to enhance their gameplay experience. Payments from players for in-game purchase are non-refundable. Proceeds from the sales of these virtual items are initially recorded in deferred revenue. Proceeds from sales of virtual currencies are recognized as revenue when a player uses the virtual goods purchased with a virtual currency. Proceeds from the sales of virtual goods are recognized as revenue when a player uses the virtual goods. The Group categorizes the virtual goods as either “consumable” or “durable”. Consumable virtual goods represent goods that can be consumed by a specific player action; accordingly, the Group recognizes revenue when the performance obligation is satisfied upon the delivery of consumable virtual goods as the goods are consumed. Durable virtual goods represent goods that are accessible to the players over an extended period of time; accordingly, the Group recognizes revenue from the sale of durable virtual goods ratably over the estimated service period.

Estimated service period

The Group considers a variety of data when determining the estimated service period for the mobile game players, including the weighted average number of days between players’ first day played online and the time at which the players become inactive or cease engaging with our content for a period of time. The Group also considers known online trends such as the service period of the Group’s previously released games and the service periods of competitors’ games that are of a similar nature. Based on the evaluation, the estimated service period for players of the Group’s current mobile games is 3 months.

Future data patterns could change from historical patterns as a result of various factors, including, but not limited to, changes in the content of the mobile games, frequency of the content delivery, competitors’ offerings and other changes that impact the players’ engagement that management of the Group may not be able to predict reasonably.

Principal agent considerations

The Group reported revenue generated from sales of virtual items on gross basis of the sales made to the paying players. For licensed mobile games, proceeds earned from the selling of in-game virtual items are shared between the Group and the third-party game developers, with the amount paid to the third-party game developers generally calculated based on amounts paid by paying players, after deducting the channel costs. Fees paid to third-party game developers and third-party digital game distribution platforms are recorded as “cost of revenue” on the consolidated statements of operations.

F-11

The Group acts as the principal in the sale of virtual items due to the following reasons:

●	The Group is primarily responsible for fulfilling the promise to provide the specific good or service.

●	The Group has discretion in establishing the price for the specific good or service.

Sale of game-related products

Revenue generated from the sale of game-related products represents the sale of physical objects (the cards in which each card has printed a character from the game and includes a QR code). These cards relate to the content of the game developed for a licensed mobile game and are sold through several distribution stores and the cards that are sold to the end consumers are non-refundable and non-exchangeable. Aside from being a collectible item of the card itself, the card can also provide in-game content to the card owner when the QR code is scanned with a compatible mobile phone.

The Group determines revenue recognition by applying the five-step model and determines the transaction price to each performance obligation. The Group recognizes a portion of revenue upon the delivery of the cards to end consumers and recognizes the remaining portion of revenue ratably over the estimated service period related to sale of the durable virtual goods embedded in the cards. The Group has no remaining performance obligations on the sale of game-related products as of June 30, 2023.

Deferred revenue

The Group recorded trade receivables related to revenue when the Group has an unconditional right to invoice and receive payment. The Group records deferred revenue as the contract liabilities on the Group’s balance sheets when cash payments are received in advance of earning revenue upon satisfying the performance obligation. As of June 30, 2023 and 2022, the Group recorded deferred revenue of $455,141 and $283,324 in connection with the remaining performance obligations related to the in-game purchase of virtual items from end consumers. During the fiscal year ended June 30, 2023, $283,324 of revenue recognized was included in the Group’s deferred revenue as of June 30, 2022, respectively. The Group expects to recognize an aggregate of $455,141 of revenue over the performance period in the next 12 months.

Segment reporting

The Group generates its revenue from one service line and operates as a single operating segment. Due to the integrated structure of the Group’s business, the Group’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance.

The Group’s disaggregation information of revenue by each product and service or each group of similar products and services type which were recognized based on the nature of performance obligation is as follows:

	For the years ended June 30,
Service Type	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Software game development	$1,269,511	26%	$83,857	3%
Game-related products	$252,638	5%	$158,530	6%
In-game virtual items	$3,342,594	69%	$2,542,326	91%
Total	$4,864,743	100%	$2,784,713	100%

	For the years ended June 30,
Revenue Type	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Revenue recognized over time	$1,723,244	35%	$271,950	10%
Revenue recognized at point in time	$3,141,499	65%	$2,512,763	90%
Total	$4,864,743	100%	$2,784,713	100%

The table below sets forth a breakdown of our revenue classified by geographical locations according to revenue generated from software game development for our customers, sale of games related products and sale of in-game virtual items for the years ended June 30, 2023 and 2022:

	For the years ended June 30,
Areas	2023	Percentage of Total revenue	2022	Percentage of Total revenue
Hong Kong	$4,231,656	87%	$2,642,150	95%
Taiwan	$348,954	7%	$62	0%
Macau	$104,025	2%	$122,419	4%
Other countries	$180,108	4%	$20,082	1%
Total	$4,864,743	100%	$2,784,713	100%

During the years ended June 30, 2023 and 2022, all revenue was generated from third parties.

F-12

2.14 Cost of revenue

Cost of revenue are recognized when incurred. Cost of revenue consists primarily of staff costs, platform fees, royalty fees related to licensed games and other game operation costs that are directly attributable to services provided. These costs are charged to the Group’s consolidated statements of operations in the period as incurred.

Platform fees

Platform fees are charged by the platform providers (such as Apple and Google) associated with the Group’s sales of in-game virtual items via the platform providers’ distribution and payment channels. The Group defers related platform fees ratably with the deferred revenue and recognizes the costs as the revenues are recognized. The Group’s platform fees recognized during the years ended June 30, 2023 and 2022 was $976,491 and $663,294 respectively.

Royalty fees

Royalty fees is charged by the licensors based on a pre-agreed percentage of the Group’s sales of in-game virtual items, net of platform fees from the licensed games. The Group’s royalty fees recognized during the years ended June 30, 2023, and 2022 was $902,720 and $865,934, respectively.

2.15 Research and development expenses

Research expenditure for self-developed mobile games and research and development expenditure for licensed mobile games are recognized as an expense as incurred. Costs that are directly attributable to development activities for self-developed mobile games with established technological feasibility are recorded as capitalized software development costs (note 7). Other development expenditures that do not meet those criteria are recognized as expenses as incurred.

2.15 Earnings per share (“EPS”)

Basic EPS is calculated by dividing the net income attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of ordinary shares outstanding during the year using the treasury stock method and as if converted method, unless their inclusion in the calculation is anti-dilutive.

2.16 Income Taxes

The Group accounts for income taxes in accordance with ASC 740 “Income Taxes”. Under ASC 740, income taxes are recognized for the amount of taxes payable or refundable for the current period and deferred tax liabilities and assets are recognized for the future tax consequences of transactions that have been recognized in the Group’s financial statements or tax returns. A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax asset will not be realized.

The Company accounts for uncertainties in income tax in accordance with ASC 740-10 “Accounting for Uncertainty in Income Taxes”. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As of June 30, 2023 and 2022, there were no penalties or accrued interest recorded in the consolidated financial statements.

The Group conducts business activities in Hong Kong and is subject to taxes in Hong Kong. The Group files tax returns in Hong Kong and subject to examination by Hong Kong tax authority.

F-13

2.17 Related Parties

The Group follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions and balances. Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.18 Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Group will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

2.19 Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This standard will be effective for the Group on January 1, 2023, with early adoption permitted. The Group has adopted this new standard effective July 1, 2021 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. The Group has adopted this new standard effective July 1, 2021 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832)” which enhances disclosure of transactions with governments that are accounted for by applying a grant or contribution model. The new pronouncement requires entities to provide information about the nature of the transaction, terms and conditions associated with the transaction and financial statement line items affected by the transaction. The standard must be adopted for year ends beginning after December 15, 2021, with early adoption permitted. The Group has adopted this accounting policy on July 1, 2021 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

The Group has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Note 3. Risks and uncertainties

(a)	Economic and Political Risks

Pyro HK, the Company’s operating subsidiary, conducts business in Hong Kong, a Special Administrative Region of the PRC. Accordingly, the Group’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC economy.

The Group’s operations in the Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

F-14

(b)	Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, trade receivables and deposits and prepayments. As of June 30, 2023 and 2022, substantially all of the Group’s cash and cash equivalents were deposited with financial institutions with high-credit ratings and quality.

The Group utilizes platform providers to distribute, market, promote and collect payments from players for the Group’s self-developed and licensed mobile games. A significant portion of the Group’s 2023 and 2022 revenue was generated from players who purchased the in-game virtual items through these platforms. The Group performs ongoing credit evaluations and maintain allowances for potential credit losses (note 2.5).

Details of the platform providers and other customers which accounted for 10% or more of the revenue are as follows:

	For the years ended June 30,
	2023	% revenue	2022	% revenue
Apple Inc.	$1,814,747	37%	$1,218,312	44%
Google Inc.	1,506,166	31%	1,324,015	48%
Customer A	1,141,916	23%	83,857	3%
	$4,462,829	91%	$2,626,184	95%

Details of the platform providers and other customers which accounted for 10% or more of the trade receivables are as follows:

	As of June 30,
	2023	% trade receivables	2022	% trade receivables
Apple Inc.	$510,394	43%	$95,170	24%
Google Inc.	189,737	16%	84,855	21%
Customer A	487,990	41%	223,009	55%
	$1,188,121	100%	$403,034	100%

Details of the platform providers and other vendors which accounted for 10% or more of the total vendor costs are as follows:

	For the years ended June 30,
	2023	% service costs	2022	% service costs
Apple Inc.	$579,233	24%	$362,715	20%
Google Inc.	272,573	11%	215,497	12%
	$851,806	35%	$578,212	32%

Details of the licensors and other vendors which accounted for 10% or more of the total vendor costs are as follows:

	For the years ended June 30,
	2023	% service costs	2022	% service costs
Licensor A	$900,939	37%	865,170	48%

Details of the licensors and other vendors which accounted for 10% or more of the trade payables are as follows:

	As of June 30,
	2023	% trade payables	2022	% trade payables
Licensor A	$149,028	99%	$113,712	99%

F-15

Note 4. Deposits and prepayments

At June 30, 2023 and 2022, deposits and prepayments consisted of the following:

	As of June 30,
	2023	2022
Refundable deposits	78,223	78,115
Prepayments*	223,127	45,677
	$301,350	$123,792

* Prepayments primarily includes payments of insurance premiums and advertising expenses to third parties.

Note 5. Property, Plant and Equipment

At June 30, 2023 and 2022, property, plant and equipment consisted of the following:

	As of June 30,
	2023	2022
Computer equipment	$136,102	$103,430
Furniture and fittings	19,760	16,681
Leasehold improvements	160,996	160,772
Cost	316,858	280,883
Less: Accumulated depreciation	(159,005)	(56,630)
Net book value	$157,853	$224,253

Depreciation expense of property, plant and equipment included in the cost of revenue for the years ended June 30, 2023 and 2022 was $21,062 and $11,533, respectively. Depreciation expense of property, plant and equipment included in the general administrative expenses for the years ended June 30, 2023 and 2022 was $81,221 and $41,252, respectively.

There was no impairment of property, plant and equipment recorded for the years ended June 30, 2023 and 2022.

Note 6. Right-of-use assets and operating lease liabilities

The Group has leases for the office premises in Hong Kong expiring on various dates through March 2024, which are classified as operating leases. All cash payments of operating lease cost are classified within operating activities in the consolidated statements of cash flows. Lease expense for leases related to right-of-use assets for the years ended June 30, 2023 and 2022 was $240,699 and $171,217, respectively.

The carrying amounts of right-of-use assets are as below:

	As of June 30,
	2023	2022
Office	556,917	556,143
Less: Lease expense	(427,201)	(186,212)
ROU assets, net of accumulated depreciation	$129,716	$369,931

The Group’s future minimum payments under long-term non-cancellable operating leases are as follows:

As of June 30, 2023
Within 1 year	$135,327
After 1 year but within 5 years	-
Total lease payments	$135,327
Less: imputed interest	(2,191)
Total lease obligations	133,136
Less: current obligations	(133,136)
Long-term lease obligations	$-

F-16

Other information:

	For the years ended June 30,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Cash outflows from operating lease	$253,793	$156,185
Right-of-use assets obtained in exchange for operating lease liabilities	$-	$330,083
Remaining lease term for operating leases (years)	0.75	1.75
Weighted average discount rate for operating leases	5.0%	5.0%

Note 7. Capitalized software development costs

At June 30, 2023 and 2022, capitalized software development costs consisted of the following:

	As of June 30,
	2023	2022
Contents for the self-developed mobile games	5,051,145	2,017,954
Accumulated amortization	(371,398)	(209,938)
Capitalized software development costs, net of accumulated amortization	$4,679,747	$1,808,016

As of June 30, 2023 and 2022, capitalized software development costs amounting to $4,679,747 and $1,808,016, respectively were still in development for which amortization has yet to commence.

Based on the carrying value of the capitalized software development costs that the development of the definite-lived products had been completed as of June 30, 2023, the Group estimates its amortization expense for following years will be as follows:

Amortization expense
Years Ended June 30,
2024	$419,669
2025	$302,382
2026	$263,285
2027	$263,285
2028	$229,611
Total amortization expense	$1,478,232

Amortization expense of capitalized software development costs for the years ended June 30, 2023 and 2022 was $161,148 and $211,076, respectively and they have been included in cost of revenue.

Note 8. Other payables and accruals

	As of June 30,
	2023	2022
Payroll payable	$302,731	$265,541
Accrued expenses (a)	15,775	32,238
Withholding tax payables (b)	89,353	42,633
	$407,859	$340,412

(a)	Accrued expenses mainly comprised of outstanding amounts owed to various non-trade vendors.

(b)	Withholding tax is a deduction from payments made to suppliers who provide services. The Group is obligated to pay withholding tax of 5% to the Japan tax authority on the licensing fee paid to a Japanese company on a licensed mobile game.

F-17

Note 9. Taxation

Income tax

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in the consolidated statements of operations except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income or loss.

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

Pyro HK was incorporated in Hong Kong and subject to the Hong Kong corporate income tax rate of 16.5% on income derived from Hong Kong.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the years, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

As of June 30, 2023 and 2022, the Company had deferred tax asset of $5,295 and $291 using the Hong Kong statutory rate of 16.5%, respectively. The deferred tax asset may be recognized in future periods, however, due to the uncertainty of future events the Company recorded valuation allowance of $(5,295) and $(291) for the years ended June 30, 2023 and 2022, respectively.

	As of June 30,
	2023	2022
Deferred tax asset	5,295	291
Valuation allowance	(5,295)	(291)
Deferred tax asset, net	$-	$-

A reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	As of June 30,
	2023	2022
Income before income tax	$1,137,990	$155,876
Hong Kong income tax statutory rate	16.5%	16.5%
Income tax at statutory rate	187,768	25,720
Preferential tax rate*	(21,053)	-
Utilization of tax losses carried forward from prior year	(4,983)	(14,271)
Non-deductible expenses	16,877	8,710
Non-taxable income	(12,800)	(6,427)
Capital allowance claimed	(7,344)	(13,732)
Income tax expenses	$158,465	$-

*With effective from April 1, 2018, the provision for Hong Kong current tax is based on a preferential rate of 8.25% on the first approximately $255,190 (HKD2,000,000) of Pyro HK’s assessable income as determined in accordance with the relevant income tax rules and regulations of Hong Kong.

F-18

Note 10. Government Grants

In the years ended June 30, 2023 and 2022, Pyro HK received funds from Hong Kong Government to help employers who are economically affected by COVID-19 to be able to continue their operations and to prevent employees from losing their jobs and sources of income.

Under the Employment Support Scheme (“ESS”) introduced by the Government of the Hong Kong Special Administrative Region (“HKSAR”), the HKSAR will provide wage subsidies to employers for three months to retain their current employees.

During the years ended June 30, 2023 and 2022, the government grants of $77,578 and $38,950, respectively were recognized as other income on the Group’s consolidated statements of operations when there was reasonable assurance that the Group has complied with the conditions attaching to the grants and the grants were received.

Note 11. Related Party Transactions

Amount due to a related party

The transactions amount due to Mr. Wu Kin Chung (“Mr. Wu”), director and controlling shareholder of the Group are as of the following:

	2023	2022
As of July 1,	$375,632	$259,613
Expenses paid on behalf for operation and administration expenses	3,504,693	2,043,964
Repayments made to Mr. Wu	(3,145,118)	(1,927,945)
As of June 30,	$735,207	$375,632

As of June 30, 2023 and 2022, the Group recorded amount due to a related party of $735,207 and $375,632, respectively. The amounts are unsecured, non-interest bearing and due on demand.

Note 12. Equity

The shareholders’ equity structure as of June 30, 2023 and 2022 are presented after giving retroactive effect to the reorganization of the Group that was completed on December 12, 2023. Immediately before and after reorganization, the Company, together with its wholly-owned subsidiary, were effectively controlled by the same shareholder; therefore, for accounting purposes, the reorganization was accounted for as a recapitalization.

Authorized Shares

The Group has 50,000,000 authorized ordinary shares, par value $0.001 per share.

Ordinary Shares

As of the date of this report, the Group has 12,000,000 shares of ordinary shares outstanding and issued to the participating shareholders in connection with the reorganization of the Group.

Capital contribution

On April 26, 2022, Mr. Wu injected capital of approximately $1,274,519 (HKD9,999,999) to Pyro HK in return for Pyro HK issuing 9,999,999 shares to Mr. Wu. Consequent to the reorganization, Pyro Cayman’s ordinary shares have been adjusted retrospectively to give effect for the exchange ratio of 2.5 ordinary shares for every one ordinary share of Pyro Cayman upon the issuance and resulted in an issuance of 3,999,999 ordinary shares of Pyro Cayman. The capital contribution received was reflected as an increase in the Group’s share capital in amount of $4,000 and additional paid-in capital in amount of $1,270,519, respectively.

On November 30, 2022, Mr. Wu injected additional capital of approximately $2,562,459 (HKD20,000,000) to Pyro HK in return for Pyro HK issuing 20,000,000 shares to Mr. Wu. Consequent to the reorganization, Pyro Cayman’s ordinary shares have been adjusted retrospectively to give effect for the exchange ratio of 2.5 ordinary shares for every one ordinary share of Pyro Cayman upon the issuance and resulted in an issuance of 8,000,000 ordinary shares of Pyro Cayman. The capital contribution received was reflected as an increase in the Group’s share capital in amount of $8,000 and additional paid-in capital in amount of $2,554,459, respectively.

Note 13. Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the Group will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management of the Group, there were no pending or threatened claims and litigation as of June 30, 2023 and through the date of this consolidated financial statements were available to be issued.

Except the operating lease commitments as disclosed on note 6, on September 6, 2023, the Group entered into a lease agreement for a lease term of 3 years for an office in Hong Kong. The Group is committed to pay a total rental fee of approximately $567,828 in the future.

Note 14. Subsequent Events

The Group’s management has evaluated subsequent events up to March 8, 2024, the date the consolidated financial statements were issued, pursuant to the requirements of ASC 855 and has determined the following material subsequent events:

From July 1, 2023 to the date of this report, Mr. Wu Kin Chung (“Mr. Wu”), director and controlling shareholder of the Group paid the operation and administration expenses on behalf of the Company in an aggregate amount of $1,164,940. As of the date of this report, As of the date of this prospectus, the balance due to Mr. Wu was $1,579,681. The amounts are unsecured, non-interest bearing and due on demand.

F-19

PYRO AI INC.

___________ORDINARY SHARES

PRELIMINARY PROSPECTUS

[    ], 2024

PRIME NUMBER CAPITAL LLC

Until and including               , 2024 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

__________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Exculpation, Insurance, and Indemnification of Office Holders (Including Directors and Officers).

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant from and against all actions, costs, charges, losses, damages and expenses which they or any of them, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trust unless such actions, costs, charges, losses, damages and expenses arise from dishonesty or fraud which may attach to such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Ordinary Shares

Name of shareholders	Date of Sale or Issuance	Number of shares	Consideration

K Family Inc.	November 17, 2023	1	At par
	December 6, 2023	10,559,998	At par
	December 12, 2023	1	26,400,000 shares in Pyro HK

Ho Chun Chung, Patrick	December 6, 2023	479,999	At par
	December 12, 2023	1	1,200,000 shares in Pyro HK

Kwong Ping Man	December 6, 2023	479,999	At par
	December 12, 2023	1	1,200,000 shares in Pyro HK

Tan Wei	December 6, 2023	479,999	At par
	December 12, 2023	1	1,200,000 shares in Pyro HK

No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.

All of the foregoing issuances were made outside of the U.S. pursuant to Regulation S or to U.S. entities pursuant to Section 4(a)(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

(a)	Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

II-1

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Association of the Company*
3.2	Articles of Association of the Company to become effective immediately prior to the closing of the offering*
4.1	Specimen Certificate for the Shares*
5.1	Opinion of Conyers Dill & Pearman regarding the validity of the Shares being registered*
10.1	Form of Executive Officer Employment Agreement, by and between the registrant and its Executive Officer.*
10.2	Form of Independent Director Agreement by and between the registrant and its Independent Director.*
10.3	Tenancy Agreement, dated September 6, 2023, by and among New Prestige Investment Limited and Titans Entertainment Limited.*
14.1	Code of Business Conduct and Ethics*
21.1	List of subsidiaries of the Company*
23.1	Consent of Onestop Assurance PAC*
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)*
23.3	Consent of Loeb & Loeb LLP (included in Exhibit 99.4)*
23.4	Consent of Guangdong Wesley Law Firm (included in Exhibit 99.5) *
23.5	Consent of Frost & Sullivan*
24.1	Power of Attorney (included in the signature page to the Form F-1)*
99.1	Audit Committee Charter*
99.2	Nominating Committee Charter*
99.3	Compensation Committee Charter*
99.4	Opinion of Loeb & Loeb LLP regarding certain Hong Kong law matters*
99.5	Opinion of Guangdong Wesley Law Firm regarding certain PRC law matters *
107	Filing Fee Table*

*	To be filed by amendment.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on [    ], 2024.

PYRO AI INC.

By:
Name:	Wu Kin Chung
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Wu Kin Chung, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the SEC thereunder, in connection with the registration under the Securities Act of shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement, and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
	Chairperson of the Board of Directors, Director, Chief Executive Officer	[ ], 2024
Name: Wu Kin Chung

	Chief Financial Officer (Principal Accounting and Financial Officer)	[ ], 2024
Name: Man Siu Hin

	Chief Technology Officer	[ ], 2024
Name: Yau Hiu Tung

	Director and Chief Operating Officer	[ ], 2024
Name: Lam Kin Fai

	Independent Director	[ ], 2024
Name: Yu Jianjun

	Independent Director	[ ], 2024
Name: Chen Mingzhu

	Independent Director	[ ], 2024
Name: Ng Yuen Lam

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in New York, NY on [  ], 2024.

Cogency Global Inc.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice President